
10012032

ACTIVISION | BLIZZARD™

2009



CALL OF DUTY

MODERN WARFARE 2




DJ
HERO
TM

DELIVERING
LONG-TERM
GROWTH

$4.8

BILLION IN TOTAL NET REVENUES*

$1.2

BILLION IN TOTAL OPERATING INCOME*

+26%

OPERATING MARGIN*

$1.2

BILLION IN OPERATING CASH FLOW

$3.3

BILLION IN TOTAL CASH AND INVESTMENTS

*Non-GAAP – For a full reconciliation see tables at the end of the annual report.



Battle.net®: The Premier Online Gaming Destination


STARCRAFT
WINGS OF LIBERTY


WARCRAFT
Battle.net II Edition


BATTLENET


WARCRAFT
REIGN OF CHAOS


DIABLO


DIABLO


WORLD
WARCRAFT

With more than 12 million active accounts, Blizzard Entertainment's Battle.net® service is already one of the world's largest online gaming platforms. To coincide with the launch of StarCraft® II, Battle.net is being redesigned to be the industry's premier online gaming destination. New features will allow players to compete in new ways and interact with each other across different Blizzard Entertainment games, such as StarCraft II and World of Warcraft®. In addition, Battle.net will be tightly integrated into all Blizzard Entertainment games going forward, offering a tailored player experience unmatched by any other gaming service.

blur™

2010: Strongest Slate Ever

Activision Publishing

DJ HERO	TRANSFORMERS WAR FOR CYBERTRON	DreamWorks SHREK FOREVER AFTER THE GAME
BAKUGAN	CALL OF DUTY	TRUE CRIME
blur	GUITAR HERO	SINGULARITY
SPIDER-MAN	DreamWorks HOW TO TRAIN YOUR DRAGON THE GAME	TONY HAWK

Blizzard Entertainment


Blizzard Entertainment
STARCRAFT
BATTLENET
WORLD WARCRAFT

TO OUR SHAREHOLDERS:

2009 was a very good year. We once again invested your capital thoughtfully. Over the last 10 years, the compounded annual growth rate of our stock price has been 24%. If you had $100 invested in Activision on December 31 of 1999, your stake would have been worth $870 at the end of 2009. This compares favorably to a $100 investment in the S&P 500 Index in the same time period, which would have dropped in value to only $76.

In 2009, we delivered non-GAAP net revenues of $4.8 billion and non-GAAP earnings per diluted share of $0.69. On a GAAP basis, our net revenues were $4.3 billion and earnings per diluted share were $0.09. We ended the year with approximately $3.3 billion in cash and investments and no debt.

We generated approximately $1.2 billion in operating cash flow, a measure of how we build shareholder value. We also delivered the most profitable year in our company's history and record non-GAAP operating margins of 26%, the highest among any third-party publisher in our industry.

In 2010, Brian and I will celebrate our 20th year at the helm of the company. Over the years, we have made some very good decisions, but have also made a few mistakes. Most importantly, we have integrated the lessons from those mistakes into our corporate discipline.

Over this period of time, we have seen numerous changes in technologies such as microprocessors, graphics processors, game systems, storage media, as well as business models. We have also watched a number of seemingly untouchable franchises—and the publishers behind them—rise and fall, as the consumer base that enjoys games grows and diversifies while increasing their expectations for quality products and services. To the benefit of our audiences, game pricing has not changed much in 20 years, but the cost per hour of entertainment has fallen dramatically. What has changed is how much wider and deeper the moat protecting our franchises has become.

Our 2009 financial results follow 17 years of strong performance. We are constantly on the lookout for better ways to deploy our assets and provide even greater returns on investment. You can expect the company to continue to take a prudent and methodical approach to the use of its capital.

While few technology companies pay dividends, we chose to declare a 15 cent per share dividend because we believe it demonstrates that our business, unlike other video game companies, is able to generate predictable cash flow from our stable franchises such as Activision's ***Call of Duty***® and Blizzard Entertainment's ***World of Warcraft***®, and that we can further enhance shareholder value through this action.

On February 10, 2010, our Board of Directors authorized another $1 billion dollar share buyback program. This latest buyback authorization comes after completing a $1.25 billion authorized stock repurchase program over 14 months ending on December 31, 2009.

Collectively, these actions illustrate the confidence we have in the future of our business and underscore our commitment to driving shareholder value through all available and appropriate means as our top priority.

We entered 2009 with ambitious goals amidst very challenging economic times, and yet, we were able to gain market share and generate record cash flow. Our success reflects the resilience and dedication of our employees and the vibrancy of our world class product portfolio.

During the year, we increased our U.S. and European share across all platforms to 16%. Activision's release of ***Call of Duty: Modern Warfare***® ***2*** became the first video game ever to surpass $550 million in retail sales in its first five days of release[1] and generated more than $1 billion in global retail sales in just nine weeks. *Call of Duty* is one of the most profitable entertainment franchises of all time. There are only a handful of properties that have

[1]*According to Activision Publishing's internal estimates*

ever achieved this milestone, which illustrates the power and reach of the brand. As a result, today, we are the only publisher with three games that have surpassed $1 billion each in revenues—Activision's ***Call of Duty: Modern Warfare 2*** and ***Guitar Hero® III: Legends of Rock™*** and Blizzard Entertainment's ***World of Warcraft.***

Blizzard Entertainment's ***World of Warcraft***, remains the #1 subscription-based massively multiplayer online role-playing game worldwide[2], with approximately 11.5 million subscribers.

Blizzard Entertainment also successfully transitioned ***World of Warcraft*** to a new licensee, an affiliated company of NetEase.com, Inc. in mainland China. NetEase is a strong partner whose operational efficiency and customer expertise has already had a significant impact. After its relaunch in China, ***World of Warcraft*** hit a new all-time peak in the number of simultaneous gamers playing there and excitement for the game has never been stronger. We are very proud of our partnership with NetEase as they share many of the same core principles that have helped us maintain our growth and margin expansion.

Because of our success during a very challenging economic year, Brian and I were reminded how important it is for us to reaffirm our core principles with our shareholders. For 20 years, the company has subscribed to these principles that have guided our success. They include:

- Focus our resources against the largest and most profitable opportunities;
- Satisfy, surprise and delight our audiences;
- And, continuously improve our operational discipline.

We always start with pragmatism and an appreciation for the value of focus and prioritization.

FOCUS OUR RESOURCES AGAINST THE LARGEST AND MOST PROFITABLE OPPORTUNITIES

Throughout our tenure, we have committed our organization to focus its attention and allocate capital only against the most promising areas of our business. This principle applies to how we manage our brands, our internal resources, our distribution channels and partners, and our opportunities for future earnings growth. We always strive to increase our capabilities in this area and are committed to doing so again this year.

Today, we believe this approach is more critical than ever. Audiences now have more entertainment choices than ever before—many of these are at very low or no cost. Unlike many of our competitors, we remain steadfastly committed to a simple formula of focus and quality.

DELIVER COMPELLING GAME EXPERIENCES TO CONSUMERS

Our second principle is to satisfy, surprise and delight our audiences. This is the most difficult of our core principles to adhere to consistently. While we have a better track record than others, we believe there is room for improvement. We have the most talented game developers in the world with a commitment to excellence, and they are continually striving to deliver higher quality and more innovative products.

Blizzard Entertainment's ongoing support of its online community is a great example of this. Blizzard expects to launch a new version of Battle.net®, evolving it into the industry's premier online gaming destination. The service will offer advanced communication features, social networking, player matching and digital content delivery. Battle.net is designed to keep players connected to their friends no matter which Blizzard game they are playing.

[2]*According to Blizzard Entertainment's internal estimates*

The service is expected to launch simultaneously with ***StarCraft® II*** and will power all of Blizzard Entertainment's games moving forward.

During 2009, console online play and digital transactions for Activision's titles also gained critical mass. More than 62 million *Guitar Hero* songs have been downloaded by gamers to date, while the ***Call of Duty: World at War***™ map packs have sold more than 8.5 million units combined. As of this writing, ***World at War*** remains one of the top-five titles played via Xbox LIVE®, and ***Call of Duty: Modern Warfare 2*** holds the top spot for the number of people playing any individual game on Xbox LIVE.

Both *Call of Duty* and *Guitar Hero,* like Blizzard Entertainment's ***World of Warcraft,*** are the clear #1 offerings within their genres. The success of these franchises is the outcome of years of persistent focus and methodical execution.

In 2010, Activision plans to release new downloadable content for several of its games including ***Call of Duty: Modern Warfare 2, Guitar Hero 5,*** and ***DJ Hero***™. Additionally, Activision will continue to selectively expand its brands into other digital segments like the iPhone®.

IMPROVING OPERATIONAL DISCIPLINE

Building a reliable, sustainable growth company requires excellent execution around margin expansion, cash flow generation and the capital allocation required to achieve high returns. As a result, we are constantly working to improve the core operations of our two divisions—Activision and Blizzard Entertainment.

To this aim, we recently restructured Activision Publishing and created a new business unit dedicated to *Call of Duty.* This recognizes the importance of prioritizing our opportunities in order to maximize shareholder returns.

In 2009, our operational excellence and continued focus on our audiences enabled us to deliver another year of record non-GAAP profit and record operating cash flow.

Activision Blizzard's success comes from the extraordinary talent and dedication of our employees around the world. Their hard work has enabled us to grow at a spectacular pace. They have embraced our cultural values of excellence, thrift, innovation and accountability which are the foundation for our success. We are grateful for their efforts.

These principles were always embraced by our longest serving board member, Barbara Isgur, who passed away this year. We will miss her indomitable spirit, seriousness of purpose and sound judgment.

We remain steadfast in our commitment to serve our audiences, retailers, strategic partners, shareholders and community and to operate a highly disciplined company dedicated to making great games and providing superior returns to our shareholders.

Sincerely,

Robert Kotick
President and Chief Executive Officer, Activision Blizzard

Brian Kelly
Co-Chairman of the Board, Activision Blizzard

SELECTED FINANCIAL DATA

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly-owned subsidiary of Vivendi, and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard, Inc. prior to July 9, 2008 are those of Vivendi Games, Inc. (see Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report). Therefore, 2009 and 2008 financial data is not comparable with prior periods.

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with our Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report. The selected consolidated financial data presented below at and for each of the years in the five-year period ended December 31, 2009 is derived from our Consolidated Financial Statements. All amounts set forth in the following tables are in millions, except per share data.

	For the years ended December 31,				
	2009	2008	2007	2006	2005
Statement of Operations Data:					
Net revenues	$4,279	$3,026	$1,349	$1,018	$780
Net income (loss)	113	(107)	227	139	45
Net income (loss) per share(1)	0.09	(0.11)	0.38	0.24	0.08

	At December 31,				
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Total assets	$13,742	$14,465	$879	$758	$539

(1) *Stock Split*—In July 2008, the Board of Directors approved a two-for-one split of our outstanding shares of common stock effected in the form of a stock dividend ("the split"). The split was paid September 5, 2008 to shareholders of record at August 25, 2008.

Cash Dividends

On February 10, 2010 Activision Blizzard's Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. Although we expect dividends to be an annual occurrence, future dividends will depend upon our earnings, financial condition, cash requirements, future prospects, and other factors deemed relevant by our Board of Directors. We did not pay cash dividends in 2009, 2008, 2007, 2006 or 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

Activision Blizzard, Inc. is a worldwide online, personal computer ("PC"), console, and handheld game publisher. The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries. Based upon our current organizational structure, we operate three operating segments as follows:

Activision Publishing, Inc.

Activision Publishing, Inc. ("Activision") is a leading international publisher of interactive software products and peripherals. Activision develops and publishes video games on various consoles, handheld platforms and the PC platform through internally developed franchises and license agreements. Activision currently offers games that operate on the Sony Computer Entertainment Inc. ("Sony") PlayStation 2 ("PS2"), Sony PlayStation 3 ("PS3"), Nintendo Co. Ltd. ("Nintendo") Wii ("Wii"), and Microsoft Corporation ("Microsoft") Xbox 360 ("Xbox 360") console systems; the Sony PlayStation Portable ("PSP") and Nintendo Dual Screen ("NDS") handheld devices; the PC; the iPhone; and the new handheld game system Nintendo DSi. Our Activision business involves the development, marketing, and sale of products directly, by license, and through our affiliate label program with certain third-party publishers. Activision's products cover diverse game genres including action/adventure, action sports, racing, role-playing, simulation, first-person action, music, and strategy. Activision's target customer base ranges from casual players to core gamers, and children to adults.

Blizzard Entertainment, Inc.

Blizzard Entertainment, Inc. ("Blizzard") is a leader in terms of subscriber base and revenues generated in the subscription-based massively multi-player online role-playing game ("MMORPG") category. Blizzard internally develops and publishes PC-based computer games and maintains its proprietary online-game related service, Battle.net. Our Blizzard business involves the development, marketing, sales and support of role playing action and strategy games. Blizzard also develops, hosts, and supports its online subscription-based games in the MMORPG category. Blizzard is the development studio and publisher best known as the creator of *World of Warcraft* and the multiple award-winning Diablo, StarCraft, and World of Warcraft franchises. Blizzard distributes its products and generates revenues worldwide through various means, including: subscriptions (which consist of fees from individuals playing *World of Warcraft*, prepaid cards and other value added services, such as the ability to change "factions", the ability to transfer "realms" and the ability to purchase a virtual pet), retail sales of physical "boxed" products, electronic download sales of PC products, and licensing of software to third-party, or related party companies that distribute *World of Warcraft* in Russia, China, and Taiwan.

Activision Blizzard Distribution

Activision Blizzard Distribution ("Distribution") consists of operations in Europe that provide warehousing, logistical, and sales distribution services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Business Combination

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly-owned subsidiary of Vivendi, and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard, Inc. prior to July 10, 2008 are those of Vivendi Games.

Activision Blizzard's Non-Core Exit Operations

Activision Blizzard's non-core exit operations ("Other" or "Non-Core") represent legacy Vivendi Games' divisions or business units that we have exited, divested, or wound down as part of our restructuring and integration efforts as a result of the Business Combination, but that do not meet the criteria for separate reporting of discontinued operations. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current periods' presentation.

Key Market Conditions and Business Results

Market conditions were challenging in 2009 with total retail software sales in the U.S. and Europe down 10% from the prior year, according to The NPD Group, Charttrack, and Gfk. With the weakened economy, retailers focused on reducing inventories. The market weakness was most notable in the casual game and music genres, as compared to core gamer performing titles, with casual consumers scaling back their purchases, including making fewer purchases of higher-priced point peripheral-based games in the music genre.

For 2009, Activision Blizzard's consolidated net revenues were $4,279 million, and consolidated net income was $113 million, which included a $409 million charge from the impairment of finite-lived intangible assets reflecting the impact of the weaker market for the casual and music genres. The Company generated $1,183 million in net cash from operating activities.

Notwithstanding, this challenging macroeconomic environment, Activision Blizzard grew its share by 1.8 points over the previous year across all platforms to 16% in the combined U.S. and European market, according to The NPD Group, Charttrack, and Gfk.

Following the year end, the Company announced a new stock repurchase program under which the Company can repurchase up to $1 billion of the Company's common stock. The Board of Directors also declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010.

Additional Business Highlights

According to The NPD Group with respect to the U.S. market, Charttrack and Gfk, for the European market, during the year ended December 31, 2009:

- *Call of Duty: Modern Warfare 2* was the #1 best selling console title in the U.S. and Europe;
- *DJ Hero* was the highest grossing new intellectual property launched in 2009 in the U.S. and Europe;
- Call of Duty and Guitar Hero were two of the top-five best selling franchises across all platforms in the U.S. and Europe;
- We are the #1 U.S. publisher overall for the PS3 and Xbox 360, and the #1 third-party publisher for the Wii; and
- *Call of Duty: Modern Warfare 2* and *World of Warcraft: Wrath of the Lich King* were two of the top five-best selling PC titles in dollars in the U.S. and Europe.

To date, *Call of Duty: Modern Warfare 2* has sold more than $1 billion in retail sales worldwide, according to The NPD Group, Charttrack, and Gfk. Further, at December 31, 2009, there were approximately 11.5 million gamers worldwide subscribed to play *World of Warcraft.*

Product Releases

Games released during the year ended December 31, 2009 included:

- *Monsters vs. Aliens;*
- *Guitar Hero: Metallica;*
- *X-Men Origins: Wolverine;*
- *Guitar Hero: Modern Hits;*
- *PROTOTYPE;*
- *Guitar Hero: Smash Hits;*
- *Transformers: Revenge of the Fallen;*
- *Ice Age: Dawn of the Dinosaurs;*
- *Wolfenstein*;
- *Guitar Hero 5;*
- *Marvel Ultimate Alliance 2;*
- *Bakugan Battle Brawlers;*
- *DJ Hero;*
- *Band Hero;*
- *Call of Duty: Modern Warfare 2;*
- *Tony Hawk: Ride*;
- *Guitar Hero: Van Halen*; and
- Three map packs for *Call of Duty: World at War.*

In 2010, we expect to continue to build on our success by releasing key franchise games including Blizzard's *StarCraft II: Wings of Liberty* and the World of Warcraft expansion pack, *Cataclysm*, as well as a diversified lineup of games based on Activision's best-selling franchises including Call of Duty, Guitar Hero, and Tony Hawk, together with other well-known titles such as True Crime, Spider-Man, and Bakugan, and a select number of new intellectual property franchises such as *Blur* and *Singularity*.

International Operations

International sales are a fundamental part of our business. Net revenues from international sales accounted for approximately 48%, 50%, and 53% of our total consolidated net revenues for the years ended December 31, 2009, 2008 and 2007, respectively. We maintain significant operations in the United States, Canada, the United Kingdom, Germany, France, Italy, Spain, Australia, Sweden, South Korea, Norway, Denmark, China, and the Netherlands. We believe that it is important to develop content locally that is specifically directed toward local cultures and customs to succeed internationally. Our international business is subject to risks typical of an international business, including, but not limited to, foreign currency exchange rate volatility. Accordingly, our future results could be materially and adversely affected by changes in foreign currency exchange rates.

Management's Overview of Business Trends

Online Content and Digital Downloads

We provide a variety of electronically delivered products. Many of our video games that are available through retailers as physical "boxed" products such as DVDs are also available by direct digital download through the Internet (from websites that we own and others owned by third parties to which we license our products). We also offer downloadable content and add-ons to our products (*e.g.*, map packs and additional songs). Electronically delivered content is generally offered to consumers for a one-time fee. We continue to focus on and grow our digital download and online revenues and we believe that this will become an increasingly important part of our business over time.

Current Generation of Game Consoles

The current generation of game consoles began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched their next-generation systems, the PS3 and the Wii, respectively. We have seen a significant decline in PS2 revenues during 2009 as compared to 2008, suggesting that this prior generation platform may soon be completely replaced by the current generation of consoles. Overall console sales remained strong in 2009, with an installed base of hardware in the U.S. and Europe of 218 million units as of December 31, 2009, representing an increase of 37% in units year over year. We will continue to monitor game console sales to manage our product delivery on each platform in a manner we believe to be most effective.

Concentration of Top Titles

A significant portion of our revenues has historically been derived from video games based on a few popular franchises and these video games are responsible for a disproportionately high percentage of our profits. We expect that a limited number of popular franchises will continue to produce a disproportionately high percentage of our revenues and profits. For example, our top three franchises, Call of Duty, Guitar Hero, and World of Warcraft, accounted for approximately 68% of our net revenues for the year ended December 31, 2009. This is similar to the overall trend in the video game industry. For example, the top 10 titles accounted for 37% of the sales in the U.S. video game industry in the three months ended December 31, 2009, according to The NPD Group. In 2010, we expect to release key franchise games including Blizzard's *StarCraft II: Wings of Liberty* and the World of Warcraft expansion pack, *Cataclysm*, as well as a diversified lineup of games based on Activision Publishing's best-selling franchises including Call of Duty, Guitar Hero, and Tony Hawk, together with other well-known titles such as True Crime, Spider-Man, and Bakugan. Also in 2010, we expect to continue to explore new intellectual properties to broaden our franchise portfolio by releasing a select number of new intellectual properties, such as *Blur* and *Singularity*.

Seasonality

The interactive entertainment industry is highly seasonal. We have historically experienced our highest sales volume in the year-end holiday buying season, which occurs in the fourth quarter and lowest sales volume in the second quarter of our calendar year. We defer the recognition of a significant amount of net revenue related to our software titles containing online functionality that constitutes a more-than-inconsequential separate service deliverable over an extended period of time (i.e., typically six months to less than a year). As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on a number of factors, including title release dates, consumer demand for our products, and shipment schedules.

Consolidated Statements of Operations Data

Note—The historical financial statements prior to July 10, 2008 are those of Vivendi Games only. The financial information of the businesses operated by Activision, Inc. prior to the Business Combination is included from the date of the Business Combination (i.e. from July 10, 2008 onwards), but not for prior periods.

The following table sets forth certain consolidated statements of operations data for the periods indicated in dollars and as a percentage of total net revenues (amounts in millions):

	For the years ended December 31,					
	2009		2008		2007	
Net revenues:						
Product sales	$3,080	72%	$1,872	62%	$457	34%
Subscription, licensing, and other revenues	1,199	28	1,154	38	892	66
Total net revenues	4,279	100	3,026	100	1,349	100
Costs and expenses:						
Cost of sales—product costs	1,432	33	1,160	38	171	13
Cost of sales—software royalties and amortization	348	8	267	9	52	4
Cost of sales—intellectual property licenses	315	7	219	7	9	1
Cost of sales—massively multi-player online role-playing game (“MMORPG”)	212	5	193	7	204	15
Product development	627	15	592	20	397	29
Sales and marketing	544	13	464	15	172	13
General and administrative	395	9	271	9	166	12
Impairment of intangible assets	409	10	—	—	—	—
Restructuring	23	1	93	3	(1)	—
Total costs and expenses	4,305	101	3,259	108	1,170	87
Operating income (loss)	(26)	(1)	(233)	(8)	179	13
Investment and other income (loss), net	18	1	46	2	(4)	—
Income (loss) before income tax benefit	(8)	—	(187)	(6)	175	13
Income tax benefit	(121)	(3)	(80)	(2)	(52)	(4)
Net income (loss)	$113	3%	$(107)	(4)%	$227	17%

Operating Segment Results

Our operating segments have been determined in accordance with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”), the manner in which operating performance is assessed and resources are allocated, and the availability of separate financial information. We do not aggregate operating segments.

The CODM reviews segment performance exclusive of the impact of the change in deferred net revenues and related cost of sales with respect to certain of the Company's online-enabled games, stock-based compensation expense, restructuring expense, amortization of intangible assets and purchase price accounting related adjustments, impairment of intangible assets, integration and transaction costs, and other*. Information on the operating segments and reconciliations of total net revenues and total segment income (loss) from operations to consolidated net revenues and operating income (loss) for the years ended December 31, 2009, 2008, and 2007 are presented below (amounts in millions):

	For the years ended December 31,				
	2009	2008	2007	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Segment net revenues:					
Activision	$3,156	$2,152	$272	$1,004	$1,880
Blizzard	1,196	1,343	1,107	(147)	236
Distribution	423	227	—	196	227
Operating segment net revenue total	4,775	3,722	1,379	1,053	2,343
Reconciliation to consolidated net revenues:					
Net effect from deferred net revenues	(497)	(713)	(40)	216	(673)
Other*	1	17	10	(16)	7
Consolidated net revenues	$4,279	$3,026	$1,349	$1,253	$1,677
Segment income (loss) from operations:					
Activision	$663	$307	$(13)	$356	$320
Blizzard	555	704	568	(149)	136
Distribution	16	22	—	(6)	22
Operating segment income from operations total	1,234	1,033	555	201	478
Reconciliation to consolidated operating income (loss):					
Net effect from deferral of net revenues and related cost of sales	(383)	(496)	(38)	113	(458)
Stock-based compensation expense	(154)	(90)	(137)	(64)	47
Restructuring	(23)	(93)	1	70	(94)
Amortization of intangible assets and purchase price accounting related adjustments	(259)	(292)	(4)	33	(288)
Impairment of intangible assets	(409)	—	—	(409)	—
Integration and transaction costs	(24)	(29)	—	5	(29)
Other*	(8)	(266)	(198)	258	(68)
Total consolidated operating income (loss)	$(26)	$(233)	$179	$207	$(412)

(*) Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

Note—The historical financial statements prior to July 10, 2008 are those of Vivendi Games only. The financial information of the businesses operated by Activision, Inc. prior to the Business Combination is included from the date of the Business Combination (i.e. from July 10, 2008 onwards), but not for prior periods. We provide a discussion and analysis of the operating segments for the years ended December 31, 2009, 2008, and 2007 in the Supplemental Pro Forma Information section below as the pro forma basis provides greater comparability for the Activision and Distribution segments as the Supplemental Pro Forma Information reflects pre-Business Combination businesses previously operated by Activision, Inc. The Blizzard segment is not affected by any of the pro forma adjustments.

For better understanding of the differences in presentation between our segment results and the consolidated results, the following explains the nature of each reconciling item.

Net Effect from Deferral of Net Revenues and Related Cost of Sales

We have determined that some of our games' online functionality represents an essential component of gameplay and as a result a more-than-inconsequential separate deliverable. As such, we are required to recognize the revenues of these game titles over the estimated service periods. The product life may range from a minimum of five months to a maximum of less than a year. The related cost of sales are deferred and recognized to match revenues. In the table above, we present the amount of net revenues and related cost of sales separately for each period as a result of the accounting treatment.

Stock-Based Compensation Expense

We expense our stock-based awards using the grant date fair value over the vesting periods of the stock awards. In the case of liability awards, the liability is subject to mark to market based on the current stock price. Included within stock-based compensation are the net effects of capitalization, deferral, and amortization. The stock-based compensation expenses for each period are presented above.

Restructuring

We have implemented an organizational restructuring plan as a result of the Business Combination. The restructuring activities include severance costs, facility exit costs and balance sheet write downs and exit costs from the cancellation of projects. We do not expect any material costs relating to this item going forward as we have completed our restructuring activities.

Amortization of Intangible Assets and Purchase Price Accounting Related Adjustments

All of our intangible assets are the result of the Business Combination and other acquisitions. We amortize the intangible assets over their estimated useful lives based on the pattern of their economic benefits consumption. The amount presented in the table represents the effect of the amortization of intangible assets as well as other purchase price accounting adjustments, where applicable, in our consolidated statements of operations.

Impairment of Intangible Assets

As a result of the accounting impairment test, we recorded a non-cash impairment charge on finite-lived intangible assets of $409 million, or $0.19 loss per share, for the year ended December 31, 2009 reflecting a weaker environment for the casual game and music genres.

Integration and Transaction Costs

These costs were incurred to effect the Business Combination and included activities such as merging systems and streamlining the business processes of the combined company of Activision Blizzard. We do not expect any further costs relating to this item going forward as we have completed our integration and transaction activities.

Segment Net Revenues

Activision

For the year ended December 31, 2009, net revenues from the Activision segment increased as compared to 2008 primarily due to the following:

- As a result of the consummation of the Business Combination, net revenues of $685 million from the Activision businesses operated by Activision, Inc. for the six months ended June 30, 2009 were included in 2009, but not in 2008;

- Strong performance from new intellectual property launches of *DJ Hero* and *PROTOTYPE* in 2009; and

- Exceptional performance from *Call of Duty: Modern Warfare 2.*

These were partially offset by stronger performance of the Guitar Hero franchise in 2008 versus 2009.

For the year ended December 31, 2008, net revenues from the Activision segment increased as compared to 2007 primarily due to the consummation of the Business Combination, which resulted in revenues from Activision, Inc. of approximately $1,988 million being included from the date of the Business Combination, but not in 2007.

Blizzard

Blizzard's net revenues decreased for the year ended December 31, 2009 as compared to 2008 primarily due to no new releases in 2009 and an interruption of licensing royalties for *World of Warcraft* in China from June 2009 to September 2009 as a result of a license transfer. This compared to 2008 with the successful November 2008 release of the second expansion pack of *World of Warcraft: Wrath of the Lich King*. This decrease was partially offset by an increase in other value added service revenues.

Blizzard's net revenues increased for the year ended December 31, 2008 as compared to 2007 primarily due to the release of the second expansion pack of *World of Warcraft: Wrath of the Lich King* in November 2008 and an increase in the number of *World of Warcraft* subscribers.

Distribution

The increase in Distribution net revenues for the year ended December 31, 2009 as compared to 2008 was primarily due to the consummation of Business Combination in which net revenues of $148 million from the Distribution businesses operated by Activision, Inc. for the six months ended June 30, 2009 were included in the year ended December 31, 2009, but not in 2008.

The increase in Distribution net revenues for the year ended December 31, 2008 as compared to 2007 is due to the consummation of the Business Combination, which resulted in revenues from Activision, Inc. of $227 million relating to Distribution segment being included from the date of the Business Combination but not in 2007.

Segment Income (Loss) from Operations Highlights

Activision

For the year ended December 31, 2009, operating income from the Activision segment increased as compared to 2008 primarily due to the following:

- The increase in net revenues from Activision as noted above; and

- Lower operating expenses stemming from continuing effective cost containment strategies.

For the year ended December 31, 2008, operating income from the Activision segment increased as compared to 2007 primarily due to the consummation of the Business Combination, which resulted in operating income from Activision, Inc. of approximately $371 million being included from the date of the Business Combination, but not in 2007.

Blizzard

For the year ended December 31, 2009, operating income from the Blizzard segment decreased as compared to 2008 primarily as a result of the following:

- The decrease in net revenues noted above; and
- Incremental investments made by Blizzard for customer service and for product development for the sequel to StarCraft, the next World of Warcraft expansion pack, and for enhancing Battle.net.

For the year ended December 31, 2008, operating income from the Blizzard segment increased as compared to 2007 mainly as a result of the successful release of the second expansion pack of *World of Warcraft: Wrath of the Lich King* in November 2008.

Supplemental Pro Forma Operating Segment Results

The consummation of the Business Combination has resulted in the businesses operated by Activision, Inc. prior to the Business Combination being included from the date of the Business Combination (i.e. from July 9, 2008 onwards), but not for prior periods. Therefore, for comparability purposes, we combined Activision, Inc.'s financial information with Activision Blizzard's reported financial information in the following table to create pro forma Activision Blizzard financial information for the years ended December 31, 2008 and 2007. This pro forma information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may have resulted from the Business Combination and therefore is not necessarily indicative of results that would have been achieved had the business been combined during the years presented. We have included a reconciliation between the reported consolidated and segment financial information to the pro forma consolidated and segment financial information. See Note 14 of the Notes to Consolidated Financial Statements for further details of our segment presentation.

	For the years ended December 31,						
	2009	2008	2007	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007	% change 2009 v 2008	% change 2008 v 2007
Pro forma segment net revenues:							
Activision	$3,156	$3,279	$2,472	$(123)	$807	(4)%	33%
Blizzard	1,196	1,343	1,107	(147)	236	(11)	21
Distribution	423	410	408	13	2	3	—
Pro forma operating segment net revenue total	4,775	5,032	3,987	(257)	1,045	(5)	26
Reconciliation to pro forma consolidated net revenues:							
Net effect from deferral of net revenues	(497)	(713)	(40)	216	(673)	30	NM
Other*	1	17	10	(16)	7	(94)	70
Pro forma consolidated net revenues	$4,279	$4,336	$3,957	$(57)	$379	(1)%	10%
Pro forma segment income (loss) from operations:							
Activision	$663	$469	$411	$194	$58	41%	14%
Blizzard	555	704	568	(149)	136	(21)	24
Distribution	16	27	15	(11)	12	(41)	80
Pro forma operating segment income from operations total	1,234	1,200	994	34	206	3	21
Reconciliation to pro forma consolidated operating income (loss):							
Net effect from deferral of net revenues and related cost of sales	(383)	(496)	(38)	113	(458)	23	NM
Stock-based compensation expense	(154)	(181)	(225)	27	44	15	20
Restructuring	(23)	(93)	1	70	(94)	75	NM
Amortization of intangible assets and purchase price accounting related adjustments	(259)	(376)	(380)	117	4	31	1
Impairment of intangible assets	(409)	—	—	(409)	—	—	—
Integration and transaction costs	(24)	(42)	4	18	(46)	43	NM
Other*	(8)	(266)	(198)	258	(68)	97	(34)
Total pro forma consolidated operating income (loss)	$(26)	$(254)	$158	$228	$(412)	90%	(261)%

(*) Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

On a pro forma operating segment basis, our operating margin for the years ended December 31, 2009, 2008 and 2007 was 26%, 24% and 25%, respectively. Highlights and analysis of our individual segment net revenues and income from operations are as follows:

Pro forma Activision Segment Net Revenues

Activision's net revenues decreased for the year ended December 31, 2009 as compared to 2008 primarily due to:

- The prolonged weakness in the economy adversely impacting the casual game and music genres and the stronger performance of the Guitar Hero franchise in 2008 as compared to 2009; and

- The decline in sales of PS2 platform titles due to the aging lifecycle of the PS2 platform as consumers transition to current generation platforms.

Partially offsetting this decrease was an increase in net revenues from the exceptional performance of *Call of Duty: Modern Warfare 2* in November 2009 and growth in online digital revenues from downloadable content.

Activision's net revenues increased for the year ended December 31, 2008 as compared to 2007 primarily as a result of:

- Stronger performance of games related to the Guitar Hero franchise;
- Higher price points for the Guitar Hero franchise's hardware bundles, which consisted of drums, guitars and/or microphones, as compared to our software-only products; and
- Growth in the Nintendo Wii platform installed base positively impacting Wii software titles.

Pro Forma Activision Segment Income from Operations

Activision's operating income increased for the year ended December 31, 2009 as compared to 2008 primarily due to:

- Exceptional performance of *Call of Duty: Modern Warfare 2*, which was released in November 2009;
- Strong performance from new intellectual property launches of *DJ Hero* and *PROTOTYPE* in 2009;
- Growth in the higher margin online digital revenues; and
- Lower operating expenses stemming from continuing effective cost containment strategies.

These factors were partially offset by the decrease in net revenues described above.

The increase in Activision segment operating income for the year ended December 31, 2008 as compared to 2007 was mainly attributable to:

- The increase in net revenues discussed above;

Partially offset by:

- The higher cost of sales related to the manufacturing and distribution cost of the Guitar Hero hardware bundle; and
- The unfavorable impact of changes in foreign exchange rates, as the U.S. dollar strengthened primarily in relation to the British pound, euro and Australian dollar.

Schedules of Reconciliation of Reported Consolidated and Segment Financial Information to Pro Forma Consolidated and Segment Financial Information for the Years Ended December 31, 2008 and 2007

For the year ended December 31, 2008, the pro forma consolidated financial information below is comprised of Activision, Inc.'s financial information for the period January 1, 2008 to July 9, 2008 together with Activision Blizzard's reported financial information for the year ended December 31, 2008. Activision, Inc.'s financial information for the three months ended March 31, 2008 and June 30, 2008 are extracted from the quarterly information which has not been audited. Activision, Inc.'s financial information from July 1, 2008 to July 9, 2008 has not been audited. In conjunction with the Business Combination, senior management changed the manner in which they assess the operating performance of, and allocate resources to, our operating segments during the year ended December 31, 2008.

	For the year ended December 31, 2008			
	Reported	Activision, Inc.	Pro forma adjustments(i)	Pro forma Activision Blizzard
Consolidated net revenues	$3,026	$1,310	$—	$4,336
Reconciliation to segment net revenues:				
Net effect from deferral of net revenues	713	—	—	713
Other(ii)	(17)	—	—	(17)
Total segment net revenues	$3,722	$1,310	$—	$5,032
Segment net revenues				
Activision	$2,152	$1,127	$—	$3,279
Blizzard	1,343	—	—	1,343
Distribution	227	183	—	410
Total segment net revenues	$3,722	$1,310	$—	$5,032
Consolidated operating income (loss)	$(233)	$85	$(106)	$(254)
Reconciliation to segment operating income (loss):				
Net effect from deferral of net revenues and related cost of sales	496	—	—	496
Stock-based compensation expense	90	32	59	181
Restructuring	93	—	—	93
Amortization of intangible assets and purchase price accounting related adjustments	292	—	84	376
Integration and transaction costs	29	50	(37)	42
Other(ii)	266	—	—	266
Total segment operating income (loss) from operations	$1,033	$167	$—	$1,200
Segment income from operations				
Activision	$307	$162	$—	$469
Blizzard	704	—	—	704
Distribution	22	5	—	27
Total segment income from operations	$1,033	$167	$—	$1,200
Consolidated net income (loss)	$(107)	$60	$(64)	$(111)

For the year ended December 31, 2007, the pro forma Activision Blizzard financial information is comprised of Activision, Inc.'s financial information for each quarter of calendar year 2007 together with Activision Blizzard's reported financial information for the year ended December 31, 2007. We extracted the financial information of each quarter of calendar year 2007 from Activision, Inc.'s quarterly information which has not been audited.

	For the year ended December 31, 2007			
	Reported	Activision, Inc.	Pro forma adjustments(i)	Pro forma Activision Blizzard
Consolidated net revenues	$1,349	$2,608	$—	$3,957
Reconciliation to segment net revenues:				
Net effect from deferral of net revenues	40	—	—	40
Other(ii)	(10)	—	—	(10)
Total segment net revenues	$1,379	$2,608	$—	$3,987
Segment net revenues				
Activision	$272	$2,200	$—	$2,472
Blizzard	1,107	—	—	1,107
Distribution	—	408	—	408
Total segment net revenues	$1,379	$2,608	$—	$3,987
Consolidated operating income (loss)	$179	$396	$(417)	$158
Reconciliation to segment operating income (loss):				
Net effect from deferral of net revenues and related cost of sales	38	—	—	38
Stock-based compensation expense	137	43	45	225
Restructuring	(1)	—	—	(1)
Amortization of intangible assets and purchase price accounting related adjustments	4	—	376	380
Integration and transaction costs	—	—	(4)	(4)
Other(ii)	198	—	—	198
Total segment income from operations	$555	$439	$—	$994
Segment income (loss) from operations				
Activision	$(13)	$424	$—	$411
Blizzard	568	—	—	568
Distribution	—	15	—	15
Total segment income from operations	$555	$439	$—	$994
Consolidated net income	$227	$286	$(253)	$260

(i) The pro forma adjustments include the increased amortization expense resulting from the application of the purchase method of accounting ($84 million and $376 million for the years ended December 31, 2008 and 2007, respectively), elimination of Activision, Inc.'s historical transaction costs ($37 million and $4 million for the years ended December 31, 2008 and 2007, respectively), and an increase in stock-based compensation expense associated with the increase in the fair value of Activision, Inc.'s unvested stock awards at the closing date of the Business Combination ($59 million and $45 million for the years ended December 31, 2008 and 2007, respectively). Pro forma adjustments are shown net of tax using an assumed combined federal and state statutory tax rate of 39.4%.

(ii) Represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently, we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

Results of Operations—Years Ended December 31, 2009, 2008, and 2007

Net Revenues by Geographic Area

The following table details our consolidated net revenues by geographic area for the years ended December 31, 2009, 2008, and 2007 (amounts in millions):

	For the years ended December 31,				
	2009	2008	2007	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Geographic area net revenues:					
North America	$2,217	$1,494	$620	$723	$874
Europe	1,798	1,288	555	510	733
Asia Pacific	263	227	164	36	63
Total geographic area net revenues	4,278	3,009	1,339	1,269	1,670
Other	1	17	10	(16)	7
Consolidated net revenues	$4,279	$3,026	$1,349	$1,253	$1,677

Consolidated net revenues increased in all regions for the year ended December 31, 2009 as compared to 2008 primarily due to the post-Business Combination net revenues consisting of $690 million in North America, $507 million in Europe and $54 million in Asia Pacific from the businesses previously operated by Activision, Inc. for the six month period ended June 30, 2009 that were included in 2009 but not in 2008. The increase in North America, which was further driven by the strong performance of the Call of Duty franchise, in particular the 2009 release of *Call of Duty: Modern Warfare 2*. The increase was partially offset by the impact of the weaker casual games and music genre in 2009.

Geographically, consolidated net revenues increased in all regions for the year ended December 31, 2008 as compared to 2007 as a result of the following:

- The consummation of the Business Combination, which resulted in consolidated net revenues from Activision, Inc. of approximately $1,648 million, of which $227 million relates to our Distribution segment, being included from the date of the Business Combination, but not in 2007;
- Activision had two of the top-five best-selling franchises across all platforms—Guitar Hero and Call of Duty in North America and Europe for the quarter ending December 31, 2008 according to The NPD Group, Gfk, and Charttrack;
- Activision's successful releases in 2008, including *Call of Duty: World at War, Guitar Hero World Tour*, *Guitar Hero: Aerosmith,* and *Guitar Hero: On Tour*;
- Back catalog sales of *Guitar Hero III: Legends of Rock,* and *Call of Duty: Modern Warfare;*
- The release of the second expansion pack of *World of Warcraft: Wrath of the Lich King* in November 2008;
- Activision's release of an affiliated LucasArts' title, *Star Wars: The Force Unleashed* in Europe and Asia Pacific; and
- An increase in the number of *World of Warcraft* subscribers.

Foreign Exchange Impact

We estimate that changes in foreign exchange rates had a negative impact of approximately $71 million and $112 million on Activision Blizzard's net revenues for the years ended December 31, 2009 and 2008, respectively, as compared to 2008 and 2007, respectively, as the U.S. dollar strengthened primarily in relation to the British pound, euro, Australian dollar, Korean won, and Swedish krona.

Net Revenues by Platform

The following table details our net revenues by platform and as a percentage of total consolidated net revenues for the years ended December 31, 2009, 2008, and 2007 (amounts in millions):

	Year ended December 31, 2009	% of total consolidated net revs.	Year ended December 31, 2008	% of total consolidated net revs.	Year ended December 31, 2007	% of total consolidated net revs.	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Platform net revenues:								
MMORPG	$1,248	29%	$1,152	38%	$1,024	76%	$96	$128
PC	164	4	99	3	94	7	65	5
Console:								
Sony PlayStation 3	584	14	241	8	22	2	343	219
Sony PlayStation 2	174	4	284	9	71	5	(110)	213
Microsoft Xbox 360	857	19	362	12	38	3	495	324
Nintendo Wii	584	14	407	14	25	2	177	382
Total console	2,199	51	1,294	43	156	12	905	1,138
Handheld	244	6	237	8	65	4	7	172
Total platform net revenues:	3,855	90	2,782	92	1,339	99	1,073	1,443
Distribution	423	10	227	7	—	—	196	227
Other	1	—	17	1	10	1	(16)	7
Total consolidated net revenues	$4,279	100%	$3,026	100%	$1,349	100%	$1,253	$1,677

MMORPG net revenues increased for the years ended December 31, 2009 and 2008 as compared to 2008 and 2007 as a result of the continued growth of the *World of Warcraft* franchise and online value added services.

Net revenues from various consoles and hand-held platforms increased, except for PS2, for the year ended December 31, 2009 as compared to 2008 primarily as a result of the consummation of the Business Combination. The increases in net revenues by platform for the year ended December 31, 2009 was also driven by the success of our Call of Duty franchise, in particular, *Call of Duty: Modern Warfare 2,* in the Xbox360 and PS3 platforms. Partially offseting the increase was the weaker sales of games in the casual games and music genre such as titles from our Guitar Hero franchise and our "value" Wii titles as compared to the core gamer genre, which includes titles from the Call of Duty franchise. This was due to extended economic weakness and competition from emerging platforms, such as the iPhone and other community internet applications that accommodate game play. PS2 platform revenues declined due to the aging lifecycle of the PS2 platform as consumers transition to the current generation platforms.

Net revenues across all platforms increased for the year ended December 31, 2008, as compared to 2007 due to the following:

- The consummation of the Business Combination resulted in consolidated net revenues from Activision, Inc. of approximately $1,648 million, of which $227 million relates to Distribution segment, being included from the date of the Business Combination, but not for prior periods; and

- A growing installed base for the current generation hardware platforms (in particular, the Wii, PS3, and Xbox 360) and increased number of titles and skus available from Activision as compared to the titles and skus released by Vivendi Games.

Costs and Expenses

Cost of Sales

The following table details the components of cost of sales in dollars and as a percentage of total consolidated net revenues for the years ended December 31, 2009, 2008, and 2007 (amounts in millions):

	Year ended December 31, 2009	% of total consolidated net revs.	Year ended December 31, 2008	% of total consolidated net revs.	Year ended December 31, 2007	% of total consolidated net revs.	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Product costs	$1,432	33%	$1,160	38%	$171	13%	$272	$989
Software royalties and amortization	348	8	267	9	52	4	81	215
Intellectual property licenses	315	7	219	7	9	1	96	210
MMORPG	212	5	193	7	204	15	19	(11)

For the year ended December 31, 2009, cost of sales increased as compared to 2008 primarily due to:

- Post-Business Combination product costs of $530 million, software royalties and amortization of $151 million, and intellectual property licenses of $112 million from businesses previously operated by Activision, Inc., for the six month period ended June 30, 2009 were included in 2009, but not in 2008; and

- Incremental investments made by Blizzard for customer service.

These factors were partially offset by a change in business mix with lower cost of sales resulting from our shift to selling more software versus hardware, and selling more of our owned franchise and titles versus affiliated titles.

For the year ended December 31, 2008, cost of sales increased as compared to 2007 primarily due to:

- The consummation of the Business Combination, which resulted in cost of sales from Activision, Inc. of approximately $1,416 million being included from the date of the Business Combination, but not in 2007;

- The price of oil increased sharply before production of the hardware peripherals for Guitar Hero. This resulted in higher raw material and logistic costs for the production of *Guitar Hero: World Tour* band bundle products consisting of a package of guitar, drum, microphone, and software;

- Write-down of our remaining inventory of Gibson guitars resulting from the expiration of our licensing agreement on January 31, 2009;

- Amortization of intangible assets and other purchase price accounting related adjustments of $15 million, $95 million, and $140 million included in cost of sales—product costs, cost of sales—software royalties and amortization, and cost of sales—intellectual property licenses, respectively;

- Higher product costs due to an increase in business mix from affiliated LucasArts title *Star Wars: The Force Unleashed* in Europe and Asia Pacific in the fourth quarter of 2008 and the catalog title, *Lego: Indiana Jones the Original Adventures*;

- Higher royalties expenses for released titles during the year ended December 31, 2008, such as *The Bourne Conspiracy* and *James Bond: Quantum of Solace*; and

- Pre-release impairments on certain titles of $18 million for the year ended December 31, 2008.

Product Development (amounts in millions)

	Year ended December 31, 2009	% of consolidated net revenues	Year ended December 31, 2008	% of consolidated net revenues	Year ended December 31, 2007	% of consolidated net revenues	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Product development	$627	15%	$592	20%	$397	29%	$35	$195

For the year ended December 31, 2009, product development costs increased as compared to 2008 primarily due to post-Business Combination product development costs of $143 million from businesses previously operated by Activision, Inc., for the six month period ended June 30, 2009 were included in 2009, but not in 2008. The increase in product development expense was partially offset by the complete wind down of Non-Core operations resulting in lower product development expense from Non-Core operations for the year ended December 31, 2009 as compared to 2008, such as the write off capitalized software development costs of canceled titles in the amount of $71 million in 2008 from our rationalization of our title portfolio.

For the year ended December 31, 2008, product development costs increased as compared to 2007 primarily due to the following:

- The consummation of the Business Combination, which resulted in product development expenses from Activision, Inc. of approximately $187 million being included from the date of the Business Combination, but not in 2007;

- Included in the Non-Core exit operations, a write-off of capitalized software development costs of canceled titles in the amount of $71 million in 2008, as a result of the rationalization of our title portfolio; and

- Increased product development investment costs for our slate of future titles.

Sales and Marketing (amounts in millions)

	Year ended December 31, 2009	% of total consolidated net revs.	Year ended December 31, 2008	% of total consolidated net revs.	Year ended December 31, 2007	% of total consolidated net revs.	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Sales and marketing.............	$544	13%	$464	15%	$172	13%	$80	$292

For year ended December 31, 2009, sales and marketing expense increased as compared to 2008 primarily due to post-Business Combination sales and marketing expenses of $147 million from businesses previously operated by Activision, Inc., for the six month period ended June 30, 2009 were included in 2009, but not in 2008. This increase was partially offset by a decrease primarily due to the amortization of intangible assets of $40 million related to retail customer relationships for the year ended December 31, 2008 and the complete wind down of Non-Core operations.

For the year ended December 31, 2008, sales and marketing expenses increased as compared to 2007 primarily due to:

- The consummation of the Business Combination, which resulted in sales and marketing expenses from Activision, Inc. of approximately $282 million being included from the date of the Business Combination, but not in 2007; and

- Increased number of titles and skus published by Activision Blizzard as compared to Vivendi Games.

General and Administrative (amounts in millions)

	Year ended December 31, 2009	% of total consolidated net revs.	Year ended December 31, 2008	% of total consolidated net revs.	Year ended December 31, 2007	% of total consolidated net revs.	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
General and administrative....	$395	9%	$271	9%	$166	12%	$124	$105

For year ended December 31, 2009, general and administrative expense increased as compared to 2008 primarily due to:

- Post-Business Combination general and administrative expenses of $114 million from businesses previously operated by Activision, Inc., for the six month period ended June 30, 2009 were included in 2009, but not in 2008;
- Increases in stock-based compensation expense; and
- Foreign exchange losses from revaluation of our transaction exposures.

These factors were partially offset by the cost containment strategy we implemented and synergies resulting from our restructuring efforts from the Business Combination including the complete wind down of our Non-Core operations.

For the year ended December 31, 2008, general and administrative costs increased in absolute amount and decreased as percentage of consolidated net revenues as compared to 2007. The increase was primarily due to the consummation of the Business Combination, which resulted in general and administrative expenses from Activision, Inc. of approximately $125 million, (including integration and transaction expenses of $29 million) being included from the date of the Business Combination, but not in 2007. The increase was partially offset by reduced salary and benefit costs as a result of the implementation of our organizational restructuring.

Impairment of Intangible Assets (amounts in millions)

	Year ended December 31, 2009	% of total consolidated net revs.	Year ended December 31, 2008	% of total consolidated net revs.	Year ended December 31, 2007	% of total consolidated net revs.	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Impairment of intangible assets..................	$409	10%	$—	—%	$—	—%	$409	$—

In the fourth quarter of 2009, with the franchise and industry results of the holiday season, our outlook for the console platforms was significantly revised. With the continued economic downturn within our industry in 2009 and the change in the buying habits of casual consumers, we reassessed our overall expectations. We considered these economic changes during our 2010 planning process conducted during the months of November and December, which resulted in a strategy change to focus on fewer title releases in the casual and music genres. As a result, we updated our future projected revenue streams for the franchises in the casual games and music genres. We performed recoverability and, where applicable, impairment tests on the related intangible assets in accordance with ASC Subtopic 360-10. Based on the analysis performed, we recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively for the year ended December 31, 2009 within our Activision segment. See Note 12 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding the determination of the impairment charges recorded for the year ended December 31, 2009.

Restructuring (amounts in millions)

	Year ended December 31, 2009	% of total consolidated net revs.	Year ended December 31, 2008	% of total consolidated net revs.	Year ended December 31, 2007	% of total consolidated net revs.	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Restructuring.........	$23	1%	$93	3%	$(1)	—%	$(70)	$94

In the third quarter of 2008, we implemented an organizational restructuring as a result of the Business Combination. This organizational restructuring was to integrate different operations and to streamline the combined Activision Blizzard organization. The implementation of the organizational restructuring resulted in the following restructuring charges: severance costs; contract termination costs; fixed asset write-off on disposals; impairment charges on acquired trade names, prepaid royalties, intellectual property licenses; impairment charges on goodwill; and loss on disposal of assets/liabilities. At June 30, 2009, we had completed the majority of our organizational restructuring activities as a result of the Business Combination. See Note 8 of the Notes to Consolidated Financial Statements included in this Annual Report for more detail and a rollforward of the restructuring liability that includes the beginning and ending liability, costs incurred, cash payments and non cash write downs.

Investment and Other Income (Loss), Net (amounts in millions)

	Year ended December 31, 2009	% of total consolidated net revs.	Year ended December 31, 2008	% of total consolidated net revs.	Year ended December 31, 2007	% of total consolidated net revs.	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Investment and other income (loss), net...........	$18	1%	$46	2%	$(4)	—%	$(28)	$50

Investment and other income (loss), net decreased for the year ended December 31, 2009 as compared to 2008 primarily as a result of lower interest rates, losses on foreign exchange derivative contracts in 2009 as compared with gains in 2008, and certain investment-related gains in 2008. Partially offsetting these decreases was an $8 million increase due to the reduction in fair value of our other financial liability for the year ended December 31, 2009.

Our cash, cash equivalents, and short-term investments, comprised primarily of cash and cash equivalents, was $3.2 billion and $3 billion at December 31, 2009 and 2008, respectively. Vivendi Games maintained a net payable balance with Vivendi at December 31, 2007. Investment income for the year ended December 31, 2008 was primarily derived from the interest income from investments in money market funds, mark-to-market gains on our outstanding currency forward contracts, and an unrealized gain on auction rate securities rights from UBS AG ("UBS"), compared with net interest expense for the year ended December 31, 2007.

Income Tax Benefit (amounts in millions)

	Year ended December 31, 2009	% of Pretax income	Year ended December 31, 2008	% of Pretax income	Year ended December 31, 2007	% of Pretax income	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Income Tax Benefit....	$(121)	NM	$(80)	(43)%	$(52)	(30)%	$41	$28

For the year ended December 31, 2009, the loss from the impairment of intangible assets resulted in a book tax benefit at the U.S. statutory rate, while foreign income taxes at lower rates, the release of valuation allowances on net operating losses, the recognition of research and development credits and IRC 199 domestic production deductions provided additional benefit on both a book and taxable income basis. These collective factors resulted in an aggregated book tax benefit of $121 million for calendar year 2009. For the years ended December 31, 2008 and 2007, the tax benefit as a result of net income (loss) before income taxes was offset by tax benefits from net operating losses surrendered and the release of valuation allowances.

Liquidity and Capital Resources

Sources of Liquidity (amounts in millions)

	For the years ended December 31,		
	2009	2008	Increase/ (decrease) 2009 v 2008
Cash and cash equivalents	$2,768	$2,958	$(190)
Short-term investments	477	44	433
	$3,245	$3,002	$243
Percentage of total assets	24%	21%	

	For the years ended December 31,				
	2009	2008	2007	Increase/ (decrease) 2009 v 2008	Increase/ (decrease) 2008 v 2007
Cash flows provided by operating activities	$1,183	$379	$431	$804	$(52)
Cash flows provided by (used in) investing activities	(443)	1,101	(68)	(1,544)	1,169
Cash flows provided by (used in) financing activities	(949)	1,488	(371)	(2,437)	1,859
Effect of foreign exchange rate changes	19	(72)	2	91	(74)
Net increase (decrease) in cash and cash equivalents	$(190)	$2,896	$(6)	$(3,086)	$2,902

For the year ended December 31, 2009, the primary drivers of cash flows provided by operating activities included the collection of customer receivables generated by the sale of our products and our subscription revenues, partially offset by payments to vendors for the manufacture, distribution and marketing of our products, payments to third-party developers and intellectual property holders, tax liability, and payments to our workforce. Cash flows used in investing activities reflect that we purchased short-term investments totaling $425 million, made capital expenditures of $69 million primarily for property and equipment, and received $44 million upon the maturity of investments, the majority of which largely consisted of our U.S. government agency securities during the year ended December 31, 2009. Cash flows used in financing activities primarily reflect our repurchase of 101 million shares of our common stock for $1.1 billion under the stock repurchase program, partially offset by $81 million of proceeds from issuance of shares of common stock to employees pursuant to stock option exercises.

In addition to cash flows provided by operating activities, our primary source of liquidity was $3.2 billion of cash and cash equivalents and short-term investments at December 31, 2009. With our cash and cash equivalents and expected cash flows provided by operating activities, we believe that we have sufficient liquidity to meet daily operations in the foreseeable future. We also believe that we have sufficient working capital (approximately $2.8 billion at December 31, 2009), as well as availability under our credit facilities, to finance our operational requirements for at least the next twelve months, including purchases of inventory and equipment, the funding of the development, production, marketing and sale of new products, to finance the acquisition of intellectual property rights for future products from third parties, to fund a new stock repurchase program, and to pay dividends to our shareholders.

On April 29, 2008, Activision, Inc. entered into a senior unsecured credit agreement with Vivendi (as lender). Borrowings under the agreement became available upon consummation of the Business Combination. At December 31, 2009, the credit agreement provides for a revolving credit facility of up to $475 million, bearing interest at LIBOR plus 1.20% per annum. Any unused amount under the revolving credit facility is subject to a commitment fee of 0.42% per annum. No borrowings were outstanding at December 31, 2009.

On November 5, 2008, we announced that our Board of Directors authorized a stock repurchase program under which we may repurchase up to $1 billion worth of our common stock. On July 31, 2009, our Board of Directors authorized an increase of $250 million to the stock repurchase program bringing the total authorization to $1.25 billion.

Through December 31, 2009, we repurchased 114 million shares of our common stock for $1,235 million under the program. In addition, we had agreed to repurchase 1.3 million shares of our common stock at an average price per share of $11.32 for a value of $15 million that had not yet settled at December 31, 2009. This completed our initial $1.25 billion stock repurchase program.

On February 10, 2010, we announced that our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1 billion of our common stock on terms and conditions to be determined by the Company until the earlier of December 31, 2010 or a determination by the Board of Directors to discontinue the repurchase program.

Additionally, on February 10, 2010, Activision Blizzard's Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010.

Cash Flows from Operating Activities

The primary drivers of cash flows from operating activities have typically included the collection of customer receivables generated by the sale of our products and our subscription revenues, offset by payments for taxes and to vendors for the manufacture, distribution and marketing of our products, third-party developers and intellectual property holders, and to our workforce. A significant operating use of our cash relates to our continued investment in software development and intellectual property licenses. We expect that we will continue to make significant expenditures relating to our investment in software development and intellectual property licenses.

Cash Flows from Investing Activities

The primary drivers of cash flows used in investing activities have typically included capital expenditures, acquisitions and the net effect of purchases and sales/maturities of short-term investments.

Cash Flows from Financing Activities

The primary drivers of cash flows provided by financing activities have historically related to transactions involving our common stock, including the issuance of our common stock to employees and the public and the purchase of treasury shares. We have not utilized debt financing as a source of cash flows. However, if needed, we may access and utilize the credit facilities that are described in "Credit Facilities" in Note 18 of the Notes to Consolidated Financial Statements included in this Annual Report.

For the year ended December 31, 2009, cash flows used in financing activities included $1.1 billion used to purchase Activision Blizzard stock under the stock repurchase program described above.

Capital Requirements

For the year ending December 31, 2010, we anticipate total capital expenditures of approximately $145 million. Capital expenditures will be primarily for computer hardware and software purchases and various corporate projects.

Commitments

In the normal course of business, we enter into contractual arrangements with third-parties for non-cancelable operating lease agreements for our offices, for the development of products, and for the rights to intellectual property ("IP"). Under these agreements, we commit to provide specified payments to a lessor, developer or intellectual property holder, as the case may be, based upon contractual arrangements. The payments to third-party developers are generally conditioned upon the achievement by the developers of contractually specified development milestones. Further, these payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place at December 31, 2009 are scheduled to be paid as follows (amounts in millions):

	Contractual Obligations(1)			
	Facility and equipment leases	Developer and IP	Marketing	Total
For the year ending December 31,				
2010	$37	$113	$27	$177
2011	25	41	25	91
2012	21	18	13	52
2013	18	22	—	40
2014	15	10	—	25
Thereafter	32	—	—	32
Total	$148	$204	$65	$417

(1) We have omitted uncertain income tax liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either the underlying positions have not been fully enough developed under audit to quantify at this time or, the years relating to the issues for certain jurisdictions are not currently under audit. At December 31, 2009, we had $139 million of unrecognized tax benefits.

Off-Balance Sheet Arrangements

At December 31, 2009 and 2008, Activision Blizzard had no relationships with unconsolidated entities or financial parties, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, that have or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditure, or capital resources.

Financial Disclosure

We maintain internal control over financial reporting, which generally includes those controls relating to the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). We also are focused on our "disclosure controls and procedures," which as defined by the Securities and Exchange Commission (the "SEC") are generally those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in our reports filed with the SEC is reported within the time periods specified in the SEC's rules and forms, and that such information is communicated to management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Our Disclosure Committee, which operates under the Board-approved Disclosure Committee Charter and Disclosure Controls & Procedures Policy, includes senior management representatives and assists executive management in its oversight of the accuracy and timeliness of our disclosures, as well as in implementing and evaluating our overall disclosure process. As part of our disclosure process, senior finance and operational representatives from all of our corporate divisions and business units prepare quarterly reports regarding their current quarter operational performance, future trends, subsequent events, internal controls, changes in internal controls and other accounting and disclosure-relevant information. These quarterly reports are reviewed by certain key corporate finance executives. These corporate finance representatives also conduct quarterly interviews on a rotating basis with the preparers of selected quarterly reports. The results of the quarterly reports and related interviews are reviewed by the Disclosure Committee. Finance representatives also conduct reviews with our senior management team, our internal and external counsel and other appropriate personnel involved in the disclosure process, as appropriate. Additionally, senior finance and operational representatives provide internal certifications regarding the accuracy of information they provide that is utilized in the preparation of our periodic public reports filed with the SEC. Financial results and other financial information also are reviewed with the Audit Committee of the Board of Directors on a quarterly basis. As required by applicable regulatory requirements, the principal executive and financial officers review and make various certifications regarding the accuracy of our periodic public reports filed with the SEC, our disclosure controls and procedures, and our internal control over financial reporting. With the assistance of the Disclosure Committee, we will continue to assess and monitor, and make refinements to, our disclosure controls and procedures, and our internal control over financial reporting.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. The estimates discussed below are considered by management to be critical because they are both important to the portrayal of our financial condition and results of operations and because their application places the most significant demands on management's judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting estimates are described in the following paragraphs.

Revenue Recognition. We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers, and once any performance obligations have been completed. Certain products are sold to customers with a street date (the earliest date these products may be sold by retailers). For these products we recognize revenue on the later of the street date or the sale date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection.

Some of our software products provide limited online features at no additional cost to the consumer. Generally, we consider such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, we recognize revenue related to products containing these limited online features upon the transfer of title and risk of loss to our customer. In instances where online features or additional functionality is considered more than an inconsequential separate deliverable in addition to the software product, we take this into account when applying our revenue recognition policy. This evaluation is performed for each software product and any online transactions, such as electronic downloads of titles with product add-ons when it is released.

In instances where the online service is considered more than an inconsequential separate deliverable in addition to the software product, we take this into account when applying our revenue recognition policy. This evaluation is performed for each software product together with any online transactions, such as electronic downloads of titles or product add-ons when it is released. When we determine that a software title contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, principally because of its importance to game play, we consider that our performance obligations for this title extend beyond the sale of the game. Vendor-specific objective evidence of fair value does not exist for the online functionality, as we do not separately charge for this component of the title. As a result, we recognize all of the revenue from the sale of the title ratably over an estimated service period, which is estimated to begin the month after the sale date or the street date of the title, whichever is later. In addition, we defer the costs of sales for the title (excluding intangible asset amortization) to match revenues. Cost of sales includes manufacturing costs, software royalties and amortization, and intellectual property licenses.

We recognize *World of Warcraft* boxed product, expansion packs and other value added service revenues each with the related subscription service revenue ratably over the estimated service periods beginning upon activation of the software and delivery of the services. Revenues attributed to the sale of *World of Warcraft* boxed software and related expansion packs are classified as product sales and revenues attributable to subscription and other value added services are classified as subscription, licensing and other revenues.

We currently estimate the service periods over which revenues are recognized range from a minimum of five months to a maximum of less than a year.

Determining whether the online service for a particular game constitutes more than an inconsequential deliverable is subjective and requires management's judgment. Determining the estimated service periods and product life over which to recognize the revenue and related costs of sales is also subjective and involves management's judgment.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence. We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances in which we elect to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allows customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable trading and payment terms, and consistent return of inventory and delivery of sell-through reports to us. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience, we believe that our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our December 31, 2009 allowance for returns and price protection would impact net revenues by approximately $3 million.

Similarly, management must make estimates of the uncollectibility of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We regularly review inventory quantities on-hand and in the retail channel. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand, which are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Software Development Costs and Intellectual Property Licenses. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with the FASB guidance for the costs of computer software to be sold, leased, or otherwise marketed ("ASC Subtopic 985-20"). Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation, or the completed and tested product design and working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales—software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music, or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the rights to use acquired intellectual property in multiple products over multiple years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; orders for the product prior to its release; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our capitalized intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Income Taxes. We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with FASB income tax guidance ("ASC Topic 740"), the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of ASC Topic 740 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our financial condition and operating results.

Fair Value Estimates

The preparation of financial statements in conformity with U.S. GAAP often requires us to determine the fair value of a particular item to fairly present our Consolidated Financial Statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the conclusion of the appropriate accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset, liability or equity instrument being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the delayed receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (risk premium). Making these cash flow estimates is inherently difficult and subjective, and, if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact on the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired. While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to the assessments:

Business Combinations. We must estimate the fair value of assets acquired and liabilities assumed in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, which is an asset that is not amortized. Often determining the fair value of these assets and liabilities assumed requires an assessment of expected use of the asset, the expected cost to extinguish the liability or our expectations related to the timing and the successful completion of development of an acquired in-process technology. Such estimates are inherently difficult and subjective and can have a material impact on our financial statements.

Assessment of Impairment of Assets. Management evaluates the recoverability of our identifiable intangible assets and other long-lived assets in accordance with FASB literature related to accounting for the impairment or disposal of long-lived assets within ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We considered certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in our stock price for a sustained period of time; and changes in our business strategy. In determining whether an impairment exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2009, we recorded an impairment charge of $409 million to our finite-lived intangible assets. See Note 12 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding the determination of the impairment charges recorded for the year ended December 31, 2009.

FASB literature related to the accounting for goodwill and other intangibles within ASC Topic 350 requires a two-step approach to testing goodwill for impairment for each reporting unit. Our reporting units are determined by the components of our operating segments that constitute a business for which both (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. ASC Topic 350 requires that the impairment test be performed at least annually by applying a fair-value-based test. The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

To determine the fair values of the reporting units used in the first step, we use a discounted cash flow approach. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, and future economic and market conditions. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Stock-Based Compensation. We estimate the value of share-based payment awards on the measurement date using a binomial-lattice model. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

For a detailed discussion of the application of these and other accounting policies see Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Recently Issued Accounting Standards

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs), which amends the evaluation criteria used to identify the primary beneficiary of a variable interest entity. Additionally, this amendment requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this FASB amendment does not have any impact on our consolidated financial statements.

In October 2009, the FASB issued an update to *Revenue Recognition—Multiple-Deliverable Revenue Arrangements*. This update establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This update provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this update also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this update are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. We are currently evaluating the impact, if any, of this new accounting update on our consolidated financial statements.

In October 2009, the FASB issued an update to *Software—Certain Revenue Arrangements That Include Software Elements*. This update changes the accounting model for revenue arrangements that include both tangible products and software elements that are "essential to the functionality," and excludes these products from the scope of current software revenue guidance. The new guidance will include factors to help companies determine which software elements are considered "essential to the functionality." The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this update are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. We are currently evaluating the impact, if any, of this new accounting update on our consolidated financial statements.

In January 2010, the FASB issued an update to *Fair Value Measurements and Disclosures*. This update provides amendments to ASC Subtopic 820-10 requiring new disclosures regarding (1) transfers in and out of Levels 1 and 2, in which the Company should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) the reconciliation for fair value measurements using significant unobservable inputs (Level 3), in which the Company should present separately information about purchases, sales, issuances, and settlements (on a gross basis rather than as one net number). In addition the update provides clarification of existing disclosures regarding the level of disaggregation and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchase, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We are currently evaluating the impact, if any, of this new accounting update on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from fluctuations in market rates and prices. Our market risk exposures primarily include fluctuations in interest rates, foreign currency exchange rates and market prices.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments to manage interest rate risk in our investment portfolio. Our investment portfolio consists primarily of debt instruments with high credit quality and relatively short average maturities and money market funds that invest in such securities. As short-term securities mature relatively quickly and must be reinvested at the then-current market rates, interest income on a portfolio consisting of cash, cash equivalents, or short-term securities is more subject to market fluctuations than a portfolio of longer term securities. Conversely, the fair value of such a portfolio is less sensitive to market fluctuations than a portfolio of longer term securities. At December 31, 2009, our $2,768 million of cash and cash equivalents were comprised primarily of money market funds. At December 31, 2009, our $477 million of short-term investments included $389 million of U.S. government agency securities, $2 million of mortgage-backed securities, $54 million of auction rate securities classified as trading, and $32 million of restricted cash. We had $23 million in auction rate securities at fair value classified as long-term investments at December 31, 2009. Most of our investment portfolio is invested in short-term or variable rate securities. Accordingly, we believe that a sharp change in interest rates would not have a material effect on our short-term investment portfolio.

Foreign Currency Exchange Rate Risk

We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates. Currency volatility is monitored frequently throughout the year. We enter into currency forward contracts and swaps with Vivendi, generally with maturities of twelve months or less, to mitigate our risk associated with our foreign currency exchange rate exposure resulting from our foreign currency denominated financial assets and liabilities (e.g. intercompany receivables and payables) and earnings. We expect to continue to use economic hedge programs in the future to reduce financial market risks if it is determined that such hedging activities are appropriate to reduce risk. We do not hold or purchase any foreign currency contracts for trading or speculative purposes. All foreign currency economic hedging transactions are backed, in amount and by maturity, by an identified economic underlying item.

The gross notional amount of outstanding foreign exchange swaps was $120 million at December 31, 2009. The notional amounts of outstanding forward foreign exchange contracts and foreign exchange swaps were $126 million and $118 million, respectively, at December 31, 2008. A pre-tax net unrealized loss of $2 million and gain of $3 million for the years ended December 31, 2009 and 2008, respectively, resulted from the foreign exchange contracts and swaps with Vivendi and were recognized in the Consolidated Statements of Operations.

CONTROLS AND PROCEDURES

Definition and Limitations of Disclosure Controls and Procedures.

Our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. A control system, no matter how well designed and operated, can provide only reasonable assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Inherent limitations to any system of disclosure controls and procedures include, but are not limited to, the possibility of human error and the circumvention or overriding of such controls by one or more persons. In addition, we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, and our system of controls may therefore not achieve its desired objectives under all possible future events.

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures at December 31, 2009, the end of the period covered by this report. Based on this evaluation, the principal executive officer and principal financial officer concluded that, at December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness, as of December 31, 2009, of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Activision Blizzard, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Activision Blizzard, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing in this Annual Report. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Los Angeles, California
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Vivendi Games, Inc.

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity, and cash flows of Vivendi Games, Inc. ("Vivendi Games," as described in Note 1) for the year ended December 31, 2007. These financial statements are the responsibility of Vivendi Games' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Vivendi Games' operations and its cash flows for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
November 5, 2008

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except share data)

	At December 31, 2009	At December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$2,768	$2,958
Short-term investments	477	44
Accounts receivable, net of allowances of $317 million and $268 million at December 31, 2009 and 2008, respectively	739	974
Inventories	241	262
Software development	224	235
Intellectual property licenses	55	35
Deferred income taxes, net	498	536
Intangible assets, net	—	14
Other current assets	327	201
Total current assets	5,329	5,259
Long-term investments	23	78
Software development	10	1
Intellectual property licenses	28	5
Property and equipment, net	138	149
Other assets	9	30
Intangible assets, net	618	1,283
Trademark and trade names	433	433
Goodwill	7,154	7,227
Total assets	$13,742	$14,465
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$302	$319
Deferred revenues	1,426	923
Accrued expenses and other liabilities	779	842
Total current liabilities	2,507	2,084
Deferred income taxes, net	270	615
Other liabilities	209	239
Total liabilities	2,986	2,938
Commitments and contingencies (Note 18)		
Shareholders' equity:		
Common stock, $.000001 par value per share, 2,400,000,000 shares authorized, 1,364,117,675 and 1,325,206,032 shares issued at December 31, 2009 and 2008, respectively	—	—
Additional paid-in capital	12,376	12,170
Less: Treasury stock, at cost, 113,686,498 and 12,967,265 shares at December 31, 2009 and 2008, respectively	(1,235)	(126)
Accumulated deficit	(361)	(474)
Accumulated other comprehensive loss	(24)	(43)
Total shareholders' equity	10,756	11,527
Total liabilities and shareholders' equity	$13,742	$14,465

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

	For the years ended December 31,		
	2009	2008	2007
Net revenues			
Product sales	$3,080	$1,872	$457
Subscription, licensing, and other revenues	1,199	1,154	892
Total net revenues	4,279	3,026	1,349
Costs and expenses			
Cost of sales—product costs	1,432	1,160	171
Cost of sales—software royalties and amortization	348	267	52
Cost of sales—intellectual property licenses	315	219	9
Cost of sales—massively multi-player online role-playing game (“MMORPG”)	212	193	204
Product development	627	592	397
Sales and marketing	544	464	172
General and administrative	395	271	166
Impairment of intangible assets	409	—	—
Restructuring	23	93	(1)
Total costs and expenses	4,305	3,259	1,170
Operating income (loss)	(26)	(233)	179
Investment and other income (loss), net	18	46	(4)
Income (loss) before income tax benefit	(8)	(187)	175
Income tax benefit	(121)	(80)	(52)
Net income (loss)	$113	$(107)	$227
Earnings (loss) per common share			
Basic	$0.09	$(0.11)	$0.38
Diluted	$0.09	$(0.11)	$0.38
Weighted average number of shares outstanding			
Basic	1,283	946	591
Diluted	1,311	946	591

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2009, 2008 and 2007

(Amounts in millions)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Net Payable to Vivendi	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount		Shares	Amount				
Balance at December 31, 2006(1)	**591**	**$—**	**$535**	**—**	**$—**	**$372**	**$(594)**	**$34**	**$347**
Net transfers to Vivendi	—	—	(45)	—	—	(295)	—	—	(340)
Components of comprehensive income:									
Net income	—	—	—	—	—	—	227	—	227
Foreign currency translation adjustment	—	—	—	—	—	—	—	6	6
Total comprehensive income									233
Balance at December 31, 2007(1)	**591**	**—**	**490**	**—**	**—**	**77**	**(367)**	**40**	**240**
Settlement of payable to Vivendi (see Note 23)	—	—	(2)	—	—	(77)	—	—	(79)
Components of comprehensive loss:									
Net loss	—	—	—	—	—	—	(107)	—	(107)
Unrealized depreciation on short-term investments, net of taxes	—	—	—	—	—	—	—	(2)	(2)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(81)	(81)
Total comprehensive loss									(190)
Purchase consideration upon the business combination	602	—	9,919	—	—	—	—	—	9,919
Issuance of additional common stock related to the Business Combination(see Note 1)	126	—	1,731	—	—	—	—	—	1,731
Tender offer (see Note 1)	—	—	(2)	—	—	—	—	—	(2)
Issuance of common stock pursuant to employee stock options and restricted stock rights	6	—	22	—	—	—	—	—	22
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	89	—	—	—	—	—	89
Excess tax benefit associated with employee stock options and restricted stock rights	—	—	2	—	—	—	—	—	2
Shares repurchased (see Note 20)		—	—	(13)	(126)	—	—	—	(126)
Return of capital to Vivendi (see Note 23)	—	—	(79)	—	—	—	—	—	(79)
Balance at December 31, 2008	**1,325**	**—**	**12,170**	**(13)**	**(126)**	**—**	**(474)**	**(43)**	**11,527**
Components of comprehensive income:									
Net income	—	—	—	—	—	—	113	—	113
Foreign currency translation adjustment	—	—	—	—	—	—	—	19	19
Total comprehensive income									132
Issuance of common stock pursuant to employee stock options and restricted stock rights	36	—	81	—	—	—	—	—	81
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	154	—	—	—	—	—	154
Tax shortfall from employee stock option exercises and restricted stock rights	—	—	(1)	—	—	—	—	—	(1)
Issuance of contingent considerations	3	—	2	—	—	—	—	—	2
Shares repurchased (see Note 20)	—	—	—	(101)	(1,109)	—	—	—	(1,109)
Return of capital to Vivendi related to settlement of pre-Business Combination taxes (see Note 16)	—	—	(30)	—	—	—	—	—	(30)
Balance at December 31, 2009	**1,364**	**$—**	**$12,376**	**(114)**	**$(1,235)**	**$—**	**$(361)**	**$(24)**	**$10,756**

(1) The number of shares issued reflects the number of split adjusted shares received by Vivendi, former parent company of Vivendi Games.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

	For the years ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$113	$ (107)	$227
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	(256)	(430)	(77)
Impairment (see Notes 8 and 12)	409	26	—
Depreciation and amortization	347	385	63
Unrealized (gain)/loss on auction rate securities classified as trading securities	(3)	7	—
Unrealized loss on ARS rights from UBS	3	2	—
Loss on disposal of property and equipment (see Note 8)	2	1	1
Amortization and write-off of capitalized software development costs and intellectual property licenses(1)	281	176	54
Stock-based compensation expense(2)	156	89	138
Excess tax benefits from stock option exercises	(79)	(21)	—
Changes in operating assets and liabilities:			
Accounts receivable	235	(428)	25
Inventories	21	(20)	7
Software development and intellectual property licenses	(308)	(181)	(102)
Other assets	(110)	(165)	(6)
Deferred revenues	503	726	79
Accounts payable	(18)	86	(12)
Accrued expenses and other liabilities	(113)	233	34
Net cash provided by operating activities	1,183	379	431
Cash flows from investing activities:			
Capital expenditures	(69)	(46)	(68)
Net proceeds from disposal of assets—restructuring (see Note 8)	—	9	—
Cash acquired through Business Combination, net of cash payments to effect acquisitions	—	1,120	—
Proceeds from sale of available-for-sale investments	2	—	—
Proceeds from maturities of investments	44	—	—
Purchase of short-term investments	(425)	—	—
Decrease in restricted cash	5	18	—
Net cash provided by (used in) investing activities	(443)	1,101	(68)
Cash flows from financing activities:			
Proceeds from issuance of common stock to employees	81	22	—
Repurchase of common stock through tender offer	—	(2)	—
Return of capital to Vivendi	—	(79)	—
Issuance of additional common stock related to the Business Combination	—	1,731	—
Repurchase of common stock	(1,109)	(126)	—
Settlement of payable to Vivendi	—	(79)	(371)
Excess tax benefits from stock option exercises	79	21	—
Net cash provided by (used in) financing activities	(949)	1,488	(371)
Effect of foreign exchange rate changes on cash and cash equivalents	19	(72)	2
Net increase (decrease) in cash and cash equivalents	(190)	2,896	(6)
Cash and cash equivalents at beginning of year	2,958	62	68
Cash and cash equivalents at end of year	$2,768	$2,958	$62

(1) Excludes deferral and amortization of stock-based compensation expense.

(2) Includes the net effects of capitalization, deferral, and amortization of stock-based compensation expense.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Business and Business Combination

Business

Activision Blizzard, Inc. is a worldwide online, personal computer ("PC"), console and handheld game publisher. The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries. Based upon our current organizational structure, we operate three operating segments as follows:

(i) Activision Publishing, Inc.

Activision Publishing, Inc. ("Activision") is a leading international publisher of interactive software products and peripherals. Activision develops and publishes video games on various consoles, handheld platforms and the PC platform through internally developed franchises and license agreements. Activision currently offers games that operate on the Sony Computer Entertainment, Inc. ("Sony") PlayStation 2 ("PS2"), Sony PlayStation 3 ("PS3"), Nintendo Co. Ltd. ("Nintendo") Wii ("Wii"), and Microsoft Corporation ("Microsoft") Xbox 360 ("Xbox 360") console systems; the Sony PlayStation Portable ("PSP") and Nintendo Dual Screen ("NDS") handheld devices; the PC; the Apple iPhone; and the new handheld game system Nintendo DSi. Our Activision business involves the development, marketing, and sale of products directly, by license, or through our affiliate label program with certain third-party publishers. Activision's products cover diverse game categories including action/adventure, action sports, racing, role-playing, simulation, first-person action, music, and strategy. Activision's target customer base ranges from casual players to core gamers, and children to adults.

(ii) Blizzard Entertainment, Inc.

Blizzard Entertainment, Inc. ("Blizzard") is a leader in terms of subscriber base and revenues generated in the subscription-based massively multi-player online role-playing game ("MMORPG") category. Blizzard internally develops and publishes PC-based computer games and maintains its proprietary online-game related service, Battle.net. Our Blizzard business involves the development, marketing, sales and support of role playing action and strategy games. Blizzard also develops, hosts, and supports its online subscription-based games in the MMORPG category. Blizzard is the development studio and publisher best known as the creator of World of Warcraft and the multiple award winning Diablo, StarCraft, and World of Warcraft franchises. Blizzard distributes its products and generates revenues worldwide through various means, including: subscription revenues (which consist of fees from individuals playing World of Warcraft, prepaid cards and other value added service revenues); retail sales of physical "boxed" products; electronic download sales of PC products; and licensing of software to third-party, or related party companies that distribute World of Warcraft in Russia, China, and Taiwan.

(iii) Activision Blizzard Distribution

Activision Blizzard Distribution ("Distribution") consists of operations in Europe that provide warehousing, logistical, and sales distribution services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Business Combination

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly-owned subsidiary of Vivendi, and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. ("Activision Blizzard"). For accounting purposes, the Business Combination was treated as a "reverse acquisition," with

Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard prior to July 10, 2008 are those of Vivendi Games.

In connection with the Business Combination, we issued approximately 717 million shares of common stock to VGAC LLC including approximately 126 million shares of common stock purchased by Vivendi for $1.7 billion. Immediately following the consummation of the Business Combination, VGAC owned 54% of Activision Blizzard's issued and outstanding common stock. Further, in accordance with the terms of the Business Combination Agreement, on July 16, 2008, Activision Blizzard commenced a tender offer to purchase up to 293 million shares of its common stock at a price of $13.75 per share. The tender offer expired on August 13, 2008. We purchased 171,832 shares of our common stock as a result of the tender offer. These shares were accounted for using the treasury method and were retired and cancelled.

The common stock of Activision Blizzard is traded on NASDAQ under the ticker symbol "ATVI." Vivendi owned approximately 57% of Activision Blizzard's outstanding common stock at December 31, 2009.

We maintain significant operations in the United States, Canada, the United Kingdom ("U.K."), France, Germany, Italy, Spain, Australia, Sweden, South Korea, Norway, Denmark, China, and the Netherlands.

Activision Blizzard's non-core exit operations

Activision Blizzard's non-core exit operations ("Other" or "Non-Core") represent legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination described above, but that do not meet the criteria for separate reporting of discontinued operations. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

2. Summary of significant accounting policies

Basis of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts and operations of the Company. All intercompany accounts and transactions have been eliminated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates and assumptions.

The prior year consolidated balance sheet at December 31, 2008 and consolidated statement of cash flows for the year ended December 31, 2008 have been adjusted to correct immaterial errors related to the elimination of intercompany receivables and payables. The corrections reduced the accounts receivable and accounts payable line items in the December 31, 2008 consolidated balance sheet by $236 million, which correspondingly impacted the change in accounts receivable and accounts payable in the consolidated statement of cash flows for the year ended December 31, 2008 by $236 million. These corrections had no impact on net income, earnings (loss) per share, working capital or net cash provided by operating, investing and financing activities.

Certain reclassifications have been made to prior year amounts to conform to the current period presentation.

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures.

Cash, Cash Equivalents and Investment Securities

We consider all money market funds and highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Investments designated as available-for-sale securities are carried at fair value based on quoted market prices or estimated based on quoted market prices of financial instruments with similar characteristics. Unrealized gains and losses of the Company's available-for-sale securities are excluded from earnings and reported as a component of other comprehensive income (loss), when credit losses are not expected and the Company does not intend, or it is more likely than not that the Company will not be required, to sell the security prior to recovery of the security's amortized cost basis.

In general, investments with original maturities greater than 90 days and remaining maturities of less than one year are classified as short-term investments. In addition, investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations.

The specific identification method is used to determine the cost of securities disposed with realized gains and losses reflected in investment and other income (loss), net in the consolidated statements of operations.

The Company's investments include auction rate securities ("ARS"). These ARS are variable rate bonds tied to short-term interest rates with long-term maturities. ARS have interest rates which reset through a modified Dutch auction at predetermined short-term intervals, typically every 7, 28, or 35 days. Interest on ARS is generally paid at the end of each auction process and is based upon the interest rate determined for the prior auction. The majority of our ARS are AAA/Aaa rated, and are typically collateralized by student loans guaranteed by the U.S. government under the Federal Family Education Loan Program or backed by monoline bond insurance companies.

Our ARS held through UBS AG ("UBS") are classified as trading securities. Investments designated as trading securities are reported at fair value, with unrealized gains and losses recognized in earnings.

On November 14, 2008, we accepted an offer from UBS, providing us with rights related to our ARS held through UBS (the "Rights"). The Rights permit us to require UBS to purchase our ARS held through UBS at par value, which is defined as the price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, at any time during the period between June 30, 2010 and July 2, 2012. Conversely, UBS has the right, in its discretion, to purchase or sell our ARS at any time until July 2, 2012, so long as we receive payment at par value upon any sale or disposition. If auctions continue to fail, we expect to sell our ARS under the Rights. However, if the Rights are not exercised before July 2, 2012 they will expire and UBS will have no further rights or obligation to buy our ARS. So long as we hold our ARS, they will continue to accrue interest as determined by the auction process or by the terms of the Rights if the auction process continues to fail.

UBS's obligations under the Rights are not secured by its assets and do not require UBS to obtain any financing to support its performance obligations under the Rights. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Rights.

The Rights represent a firm agreement in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 815, regarding derivatives and hedging ("ASC Topic 815"), which defines a firm agreement as an agreement binding on both parties and usually legally enforceable, with the following characteristics: (a) the agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing of the transaction, and (b) the agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable. The enforceability of the Rights should be recognized as a free standing asset separate from the ARS. The Rights do not meet the definition of a derivative instrument under ASC Topic 815, because the underlying securities are not readily convertible to cash. Therefore, we have elected to measure the Rights at fair value under ASC Subtopic 825-10 regarding the fair value option for financial assets and financial liabilities, which permits an entity to measure certain items at fair value, to mitigate volatility in reported earnings from the changes in the fair value of the ARS. As a result, unrealized gains and losses will be included in earnings in future periods. We expect that future changes in the fair value of the Rights will largely mitigate fair value movements in the related ARS. At December 31, 2009, we have classified our investment in ARS held through UBS as a current asset as the expected settlement is June 30, 2010.

Restricted Cash—Compensating Balances

Most of our restricted cash relates to a standby letter of credit required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain with the issuing bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder, but not reimbursed. Restricted cash is included in short-term investments.

Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses is reasonable approximation of fair value due to their short-term nature. Our U.S. government agency securities and mortgage-backed securities are carried at fair value with fair values estimated based on quoted market prices or estimated based on quoted market prices of financial instruments with similar characteristics. Both short-term and long-term ARS are carried at fair value with fair values estimated using an income-approach model (specifically, a discounted cash-flow analysis). We carry derivative instruments, including foreign exchange contracts, in the balance sheet as other assets or liabilities at their fair value. The fair value of foreign currency contracts is estimated based on the prevailing exchange rates of the various hedged currencies as of the end of the period.

Activision Blizzard transacts business in various foreign currencies and has significant international sales and expenses denominated in foreign currencies, subjecting Activision Blizzard to foreign currency risk. Activision Blizzard utilizes foreign exchange forward contracts and swaps to mitigate foreign currency exchange rate risk associated with foreign currency denominated assets and liabilities. The foreign exchange forward contracts generally have contractual terms of less than a year. Activision Blizzard does not use foreign exchange forward contracts for speculative or trading purposes. None of Activision Blizzard's foreign exchange forward contracts were designated as hedging instruments under ASC Topic 815. Accordingly, gains or losses resulting from changes in the fair values of the foreign exchange forward contracts are reported as investment and other income (loss), net in the consolidated statements of operations.

Other-Than-Temporary Impairments

On April 1, 2009, we adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have altered our policies and procedures for determining impairment charges recognized through earnings. The new standard requires a company to recognize a credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) if the company does not intend, or it is more likely than not that the company will not be required, to sell the security prior to recovery of the security's amortized cost basis. The new standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss), net of taxes. The adoption of this standard did not have a material impact on our consolidated financial statements.

Concentration of Credit Risk

Financial instruments which potentially subject us to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions. At various times, we had deposits in excess of coverage by the Federal Deposit Insurance Corporation ("FDIC"), or the equivalent agencies in overseas jurisdictions, at these financial institutions.

Our customer base includes retail outlets and distributors, including mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores in the United States and countries worldwide. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. We had two customers, Wal-Mart and GameStop, who each accounted for approximately 10% of the consolidated revenues for the year ended December 31, 2009 and accounted for approximately 18% and 10% of consolidated gross receivables at December 31, 2009, respectively.

For the year ended December 31, 2008, we had two customers, Wal-Mart and GameStop, who each accounted for approximately 11% of the consolidated net revenues and accounted for approximately 15% and 9% of consolidated gross receivables at December 31, 2008, respectively.

Software Development Costs and Intellectual Property Licenses

Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with the FASB guidance for the costs of computer software to be sold, leased, or otherwise marketed ("ASC Subtopic 985-20"). Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation, or the completed and tested product design and working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales—software royalties and amortization", capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the rights to use acquired intellectual property in multiple products over multiple years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; orders for the product prior to its release; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our capitalized intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (weighted average method) or market value.

Long-Lived Assets

Property and Equipment. Property and equipment are recorded at cost and depreciated on a straight-line basis over the shorter of the estimated useful lives or the lease term: buildings, 25 to 33 years; computer equipment, office furniture and other equipment, 2 to 5 years; leasehold improvements, the shorter of 5 years or the life of the lease. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed and any resulting gains or losses are included in the accompanying consolidated statements of operations.

Goodwill and Other Indefinite-Lived Assets. We account for goodwill using the provisions within ASC Topic 350. Under ASC Topic 350, goodwill is considered to have an indefinite life, and is carried at cost. Acquired trade names are assessed as indefinite lived assets as there are no foreseeable limits on the periods of time over which they are expected to contribute cash flows. Goodwill and acquired trade names are not amortized, but are subject to an impairment test annually and in between annual tests when events or circumstances indicate that the carrying value may not be recoverable. We perform our annual impairment testing at December 31.

We have determined our reporting units based on the guidance within ASC Subtopic 350-20. As of December 31, 2009 and 2008, the Company's reporting units consisted of Activision, Blizzard, and Distribution. We test goodwill for possible impairment by first determining the fair value of the related reporting unit and comparing this value to the recorded net assets of the reporting unit, including goodwill. Fair value is determined using a combination of a discounted cash flow model and market comparable valuations of peer companies. The estimated fair values of each of our reporting units exceeded their carrying values by a range of approximately $0.1 billion to $5.9 billion as of December 31, 2009. The estimated fair values exceed their respective reporting units carrying values by a range of approximately 20% to 480% as of December 31, 2009. As such, we have determined that no impairment has occurred at December 31, 2009 based upon a set of assumptions regarding discounted future cash flows, which represent our best estimate of future performance at this time. In determining the fair value of our reporting units, we assumed a discount rate between 11.5% and 13%.

In completing our goodwill impairment analysis, we test the appropriateness of our reporting units' estimated fair value by reconciling the aggregate reporting units' fair values with our market capitalization. Our impairment analysis indicated that the aggregate fair values of our reporting units exceeded our December 31, 2009 market capitalization by approximately $3.9 billion or 26%.

The fair value of an entity can be greater than its market capitalization for various reasons, one of which is the concept of control premium. A control premium is the amount that a buyer is willing to pay over the current market price of a company to acquire a controlling interest. Substantial value may arise from the ability to take advantages of synergies, such as the expected increase in cash flow resulting from cost savings and revenue enhancements, and other benefits could be achieved by controlling another entity. However, changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance and changes in economic conditions, could result in future impairment charges.

We test acquired trade names for possible impairment by using a discounted cash flow model to estimate fair value. As of December 31, 2009, the estimated fair values of each of our acquired trade names exceeded their carrying values by a range of approximately $4 million to $124 million, which exceeds their respective carrying values by a range of approximately 1% to 260%. As such, we have determined that no impairment has occurred at December 31, 2009 based upon a set of assumptions regarding discounted future cash flows, which represent our best estimate of future performance at this time. In determining the fair value of our trade names, we assumed a discount rate between 11.5% and 12%, and royalty saving rates of approximately 1%. A one percentage point increase in the discount rate would have reduced the indicated fair values of each of our acquired trade names by a range of approximately $22 million to $52 million, and would yield an impairment charge in the case of one of our trade names. Changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance and changes in economic conditions, could result in future impairment charges.

Amortizable Intangible Assets. Intangible assets subject to amortization are carried at cost less accumulated amortization. Intangible assets subject to amortization are amortized over the estimated useful life in proportion to the economic benefits received.

Management evaluates the recoverability of our identifiable intangible assets and other long-lived assets in accordance with FASB guidance within ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We considered certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in our stock price for a sustained period of time; and changes in our business strategy. In determining whether an impairment exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2009, we recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively (see Note 12).

Revenue Recognition

Product Sales

We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers, and once any performance obligations have been completed. Certain products are sold to customers with a street date (the earliest date these products may be sold by retailers). For these products we recognize revenue on the later of the street date or the sale date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection.

Some of our software products provide limited online features at no additional cost to the consumer. Generally, we consider such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, we recognize revenue related to products containing these limited online features upon the transfer of title and risk of loss to our customer. In instances where online features or additional functionality is considered more than an inconsequential separate deliverable in addition to the software product, we take this into account when applying our revenue recognition policy. This evaluation is performed for each software product and any online transactions, such as electronic downloads of titles or product add-ons when it is released. When we determine that a software title contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, principally because of its importance to game play, we consider that our performance obligations for this title extend beyond the sale of the game. Vendor-specific objective evidence ("VSOE") of fair value does not exist for the online functionality, as we do not separately charge for this component of the title. As a result, we recognize all of the revenue from the sale of the title ratably over the estimated service period, which is estimated to begin the month after either the sale date or the street date of the title, whichever is later. In addition, we defer the costs of sales for the title (excluding intangible asset amortization) to match revenues. Cost of sales includes manufacturing costs, software royalties and amortization, and intellectual property licenses.

We recognize *World of Warcraft* boxed product, expansion packs and other value added service revenues each with the related subscription service revenue ratably over the estimated service periods beginning upon activation of the software and delivery of the services. Revenues attributed to the sale of *World of Warcraft* boxed software and related expansion packs are classified as product sales and revenues attributable to subscription and other value added services are classified as subscription, licensing and other revenues.

We currently estimate the service periods over which revenues are recognized range from a minimum of five months to a maximum of less than a year.

With respect to online transactions, such as electronic downloads of titles or product add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content and the product is available for download. In addition, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Sales incentives and other consideration given by us to our customers are considered adjustments of the selling price of our products, such as rebates and product placement fees, and are reflected as reductions to revenue. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular ad, are reflected as sales and marketing expenses when the benefit from the sales incentive is separable from sales to the same customer and we can reasonably estimate the fair value of the benefit.

Subscription Revenues

Subscription revenues are derived from *World of Warcraft*, a game that is playable through Blizzard's servers on a subscription-only basis. After the first month of free usage that is included with the *World of Warcraft* boxed software, the *World of Warcraft* end user may enter into a subscription agreement for additional future access. Revenues associated with the sale of subscriptions via packaged software and prepaid subscription cards, as well as prepaid subscriptions sales, are deferred until the subscription service is activated by the consumer and recognized ratably over the subscription period. Revenue from Internet gaming rooms in Asia is recognized upon usage of the time packages sold. Value added service revenues associated with subscriptions are recognized ratably over the estimated customer life.

Licensing Revenues

Third-party licensees in Russia, China and Taiwan distribute and host Blizzard's *World of Warcraft* game in their respective countries under license agreements with Blizzard. We receive royalties from the licensees as a result. We recognize these royalties as revenues based on the end users' activation of the underlying prepaid time, if all other performance obligations have been completed or based on usage by the end user when we have continuing service obligations. We recognize any upfront licensing fee received over the term of the contracts.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is generally recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. In addition, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Breakage Revenues

World of Warcraft boxed product sales and subscription revenues are recognized upon activation of the game. For certain products, activation has not occurred, which led us to analyze historical activation patterns over an extended period of time, to determine when the likelihood of activation ever occurring becomes remote. We recognize revenues from subscriptions that have not yet been activated, prepaid subscription cards, as well as prepaid subscription sales, when the likelihood of future activation occurring is remote (defined as "breakage revenues"). In 2008, we recognized breakage revenues for the first time since the initial launch of *World of Warcraft*. For the years ended December 31, 2009 and 2008, we recorded $5 million and $6 million, respectively of breakage revenues from the sale of packaged software in product sales, and $8 million and $16 million, respectively of prepaid and subscription breakage revenues in subscription, licensing and other revenues in the consolidated statements of operations.

Other Revenues

Other revenues primarily include value added service sales of non-software related products. It includes licensing activity of intellectual property other than software to third-parties. Revenue is recorded upon receipt of licensee statements, or upon the receipt of cash, provided the license period has begun.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence

We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers, and the anticipated timing of other releases to assess future demand of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated with the goal of ensuring that quantities are sufficient to meet the demand from the retail markets, but at the same time are controlled to prevent excess inventory in the channel. We benchmark units to be shipped to our customers using historical and industry data.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances in which we elect to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allows customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable trading and payment terms, and consistent return of inventory and delivery of sell-through reports to us. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience, we believe that our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our December 31, 2009 allowance for returns and price protection would impact net revenues by approximately $3 million.

Similarly, management must make estimates of the uncollectibility of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We regularly review inventory quantities on-hand and in the retail channel. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, which are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Shipping and Handling

Shipping and handling costs, which consist primarily of packaging and transportation charges incurred to move finished goods to customers, are included in "cost of sales—product costs."

Advertising Expenses

We expense advertising as incurred, except for production costs associated with media advertising which are deferred and charged to expense the first time the related ad is run. Advertising expenses for the years ended December 31, 2009, 2008, and 2007 were $366 million, $241 million, and $73 million, respectively, and are included in sales and marketing expense in the consolidated statements of operations.

Income Taxes

We account for income taxes using ASC Topic 740, *Income Taxes*. Under ASC Topic 740, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC Topic 740 includes accounting guidance which clarifies the accounting for the uncertainty in recognizing income taxes in an organization by providing detailed guidance for financial statement recognition, measurement and disclosure involving uncertain tax positions. This guidance requires an uncertain tax position to meet a more-likely-than-not recognition threshold at the effective date to be recognized both upon the adoption of the related guidance and in subsequent periods.

Foreign Currency Translation

All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at average exchange rates during the period. The resulting translation adjustments are reflected as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the periods presented. Diluted earnings per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding, increased by the weighted average number of common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of our outstanding options. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded. Earnings (loss) per common share for periods prior to the Business Combination are retrospectively adjusted to reflect the number of split adjusted shares received by Vivendi, former parent company of Vivendi Games.

On January 1, 2009, we adopted the new accounting guidance for determining whether instruments granted in share-based payment transactions are participating securities, and as a result, unvested share-based awards which include the right to receive non-forfeitable dividends or dividend equivalents are considered to participate with common stock in undistributed earnings. Companies that issue share-based awards considered to be participating securities are required to calculate basic and diluted earnings per common share amounts under the two-class method. The two-class method excludes from earnings per common share calculations any dividends paid or owed to participating securities and any undistributed earnings considered to be attributable to participating securities. The accounting guidance requires retrospective application to all prior-period earnings per share data presented. The adoption of the accounting guidance did not change our basic or diluted earnings per common share for the years ended December 31, 2008 and 2007.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718-10, *Compensation-Stock Compensation* and ASC Subtopic 505-50, *Equity-Based Payments to Non-Employees* ("ASC stock-based compensation guidance"). Stock-based compensation expense recognized during the requisite services period is based on the value of share-based payment awards after reduction for estimated forfeitures. Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in our consolidated statement of operations for the years ended December 31, 2009 and 2008 included compensation expense for share-based payment awards granted by Activision, Inc. prior to, but not yet vested as of July 9, 2008, based on the revalued fair value estimated at July 9, 2008, and compensation expense for the share-based payment awards granted subsequent to July 9, 2008.

We estimate the value of share-based payment awards on the measurement date using a binomial-lattice model. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Prior to the Business Combination, Vivendi Games had equity incentive plans that were equity-settled and cash-settled. Vivendi Games used a binomial model to assess the value of these equity incentive awards. Equity-settled awards include stock options and restricted shares granted by Vivendi, and the cash-settled awards include stock appreciation rights and restricted stock units granted by both Vivendi and under the Blizzard Equity Plan ("BEP"). The Company records a liability and recognizes changes in fair value of the liability that occur during the period as compensation cost over the requisite service period. Changes in the fair value of the liability that occur after the end of the requisite service period are compensation cost of the period in which the change occurs. Any differences between the amount for which the liability is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement. See Note 19 of the notes to consolidated financial statements.

3. Acquisitions

Reverse Acquisition

The Business Combination (See Note 1 of the notes to consolidated financial statements) is accounted for as a reverse acquisition under the purchase method of accounting. For this purpose, Vivendi Games was deemed to be the accounting acquirer and Activision, Inc. was deemed to be the accounting acquiree.

The purchase price of Activision, Inc. consists of the following items (amounts in millions):

Fair market value of Activision, Inc.'s outstanding common stock immediately prior to the Business Combination at the closing price.	$9,057
Fair value of Activision, Inc.'s existing vested and unvested stock awards at the closing price*	861
Transaction expenses	1
Total consideration	$9,919

* The fair value of the existing vested and unvested stock award is comprised of the following (amounts in millions):

Fair value of Activision, Inc. existing vested stock awards	$713
Fair value of Activision, Inc. unvested stock awards	296
Less: Unearned stock-based compensation	(148)
	$861

The fair value of Activision, Inc.'s stock awards was determined using the fair value of Activision, Inc.'s common stock of $15.04 per share, which was the closing price at July 9, 2008, and using a binomial-lattice model and the following assumptions: (a) varying volatility ranging from 42.38% to 51.50%, (b) a risk free interest rate of 3.97%, (c) an expected life ranging from 3.22 years to 4.71 years, (d) risk adjusted stock return of 8.89%, and (e) an expected dividend yield of 0.0%.

The Company's allocation of the purchase price of Activision, Inc. is as follows (amounts in millions):

	Amount
Working capital, excluding inventories	$1,192
Inventories	221
Property and equipment	64
Deferred tax asset	62
Other long term assets	129

	Estimated useful life	
Intangible assets:		
License agreements	3 - 10 years	207
Developed software	1 - 2 years	68
Game engines	2 - 5 years	128
Internally developed franchises	11 - 12 years	1,124
Retail customer relationships	< 1 year	40
Favorable leases	1 - 4 years	5
Distribution agreements	4 years	17
Activision trade name	Indefinite	385
Goodwill	Indefinite	7,044
Long term liabilities		(24)
Deferred tax liability		(743)
Total consideration		$9,919

Goodwill arises from the Business Combination due to the acquired work force of Activision, Inc., and the expected synergies from the Business Combination.

The following table summarizes unaudited pro forma financial information assuming the Business Combination had occurred at the beginning of the periods presented. This pro forma financial information is for informational purposes only and does not reflect any operating efficiencies or inefficiencies which may result from the Business Combination and therefore is not necessarily indicative of results that would have been achieved had the businesses been combined during the periods presented (amounts in millions, except per share data):

	For the years ended December 31,	
	2008	2007
Pro forma net revenues	$4,336	$3,957
Pro forma net income (loss)	(111)	260
Pro forma net income (loss) per share		
- basic	(0.08)	0.20
- diluted	(0.08)	0.19

Comparative Period—Following the consummation of the Business Combination, the historical financial statements of Activision Blizzard for periods prior to the consummation of the Business Combination are those of Vivendi Games. Activision, Inc.'s businesses were included in Activision Blizzard's financial statements for all periods subsequent to the consummation of the Business Combination only.

The historical financial statements of Vivendi Games comprised Vivendi Games, Inc. and its subsidiaries, as well as Universal Interactive, Inc. ("UI"), which had historically been under the common control of Vivendi. During 2006, Vivendi transferred UI to Vivendi Games, at which time UI became a wholly-owned subsidiary of Vivendi Games.

Vivendi Games' shareholders' equity represents the difference between the identifiable assets and liabilities of these entities under Vivendi Games' control and includes the net transfers between Vivendi Games and Vivendi and Vivendi's affiliated companies, under a cash management pool agreement. The consolidated statements of operations and consolidated statements of changes in shareholders' equity include certain expenses for corporate services and overhead that are allocated from or to Vivendi and its affiliated companies (see Note 23 of the notes to consolidated financial statements). These expenses have been allocated based on the specific nature of the expense and/or a formula, which management believes reasonably allocates expenses to or from Vivendi Games; however, such amounts may have been different had Vivendi Games operated as a separate stand-alone entity during periods presented.

2008 Acquisitions

On September 11, 2008, we completed an acquisition of Freestyle Games, Ltd. ("Freestyle"), a premier United Kingdom based video game developer specializing in the music based genre. Additionally, on November 10, 2008, we acquired Budcat Creations, LLC ("Budcat"), a privately-owned video game developer based in Iowa City, Iowa. Budcat is an award-winning development studio with expertise on the Wii and NDS. Pro forma consolidated statements of operations for these acquisitions are not shown, as they would not differ materially from reported results.

4. Investment and other income (loss), net

Investment and other income (loss), net is comprised of the following (amounts in millions):

	For the years ended December 31,		
	2009	2008	2007
Interest income	$15	$36	$1
Interest expense	(4)	(3)	(3)
Unrealized gain (loss) on trading securities	3	(7)	—
Unrealized gain (loss) on ARS rights from UBS	(3)	10	—
Net realized gain on investments	—	4	—
Change in fair value of other financial liability	8	—	—
Net realized and unrealized gain (loss) on foreign exchange contracts with Vivendi	(1)	6	(2)
Investment and other income (loss), net	$18	$46	$(4)

5. Cash and Cash Equivalents

Cash and cash equivalents primarily consist of deposits held at major banks and money market funds with original maturities of three months or less at the date of purchase.

The following table summarizes the components of our cash and cash equivalents (amounts in millions):

	At December 31,	
	2009	2008
Cash and time deposits	$464	$349
Money market funds	2,304	2,609
Total cash and cash equivalents	$2,768	$2,958

6. Investments

The following table summarizes our short-term and long-term investments at December 31, 2009 (amounts in millions):

At December 31, 2009	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Short-term investments:				
Available-for-sale investments:				
Mortgage-backed securities	$2	$—	$—	$2
U.S. government agency securities	389	—	—	389
Total short-term available-for-sale investments	$391	$—	$—	391
Trading investments:				
Auction rate securities held through UBS				54
Restricted cash				32
Total short-term investments				$477
Long-term investments:				
Available-for-sale investments:				
Auction rate securities held through Morgan Stanley Smith Barney LLC	$27	$—	$(4)	$23

At December 31, 2008	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Short-term investments:				
Available-for-sale investments:				
Mortgage-backed securities	$8	$—	$(1)	$7
Total short-term available-for-sale investments	$8	$—	$(1)	$7
Restricted cash				37
Total short-term investments				$44
Long-term investments:				
Available-for-sale investments:				
Auction rate securities held through Citigroup, Inc.	$27	$—	$(4)	$23
Trading investments:				
Auction rate securities held through UBS				55
Total long-term investments				$78

The following table illustrates the gross unrealized losses on available-for-sale securities and the fair value of those securities, aggregated by investment categories at December 31, 2009 and 2008. The table also illustrates the length of time that they have been in a continuous unrealized loss position at December 31, 2009 and 2008 (amounts in millions):

	Less than 12 months		12 months or more		Total	
At December 31, 2009	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**
Taxable auction rate securities	$—	$—	$(4)	$23	$(4)	$23

	Less than 12 months		12 months or more		Total	
At December 31, 2008	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**
Mortgage-backed securities	$(1)	$7	$—	$—	$(1)	$7
Taxable auction rate securities	(4)	23	—	—	(4)	23
Total.......................	$(5)	$30	$—	$—	$(5)	$30

The total unrealized loss of $4 million at December 31, 2009 is due to failed auctions of taxable ARS held through Morgan Stanley Smith Barney LLC, which is 51% owned by Morgan Stanley and 49% owned by Citigroup, Inc. The ARS were held directly through a wholly owned subsidiary of Citigroup, Inc. until the Morgan Stanley Smith Barney LLC joint-venture closed in the second quarter 2009. Our investments in ARS are all backed by higher education student loans.

Based upon our analysis of the available-for-sale investments with unrealized losses, we have concluded that the gross unrealized losses of $4 million at December 31, 2009 were temporary in nature. We do not intend to sell the investment securities that are in an unrealized loss position and do not consider that it is more-likely-than-not that we will be required to sell the investment securities before recovery of their amortized cost basis, which may be maturity. We have not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities. However, facts and circumstances may change which could result in a decline in fair value considered to be other-than-temporary in the future.

The following table summarizes the contractually stated maturities of our short- and long-term investments classified as available-for-sale at December 31, 2009 (amounts in millions):

At December 31, 2009	Amortized cost	Fair value
U.S. government agency securities due in 1 year or less..........	$389	$389
Due after ten years..	29	25
	$418	$414

Trading Investments

We continue to monitor the ARS market and consider its impact (if any) on the fair value of our ARS held through UBS. If the market conditions deteriorate further, we may be required to record additional unrealized losses in earnings, which may be offset by corresponding increases in value of the UBS arrangement.

In 2008, prior to accepting the UBS offer (see Note 2 of the notes to consolidated financial statements), we classified our investment in ARS held through UBS as available-for-sale. We recorded unrealized gains and losses on our available-for-sale securities, net of tax, in accumulated other comprehensive income (loss) in the shareholders' equity section of our consolidated balance sheets. The unrealized loss did not reduce net income for the applicable accounting period.

In connection with our acceptance of the UBS offer in November 2008, resulting in our right to require UBS to purchase our ARS at par value beginning on June 30, 2010, we transferred our investments in ARS held through UBS from available-for-sale to trading securities. The transfer to trading securities reflects management's intent to exercise the Rights during the period between June 30, 2010 and July 3, 2012, which results in the securities being held for the purpose of selling them in the near future. Prior to our agreement with UBS, our intent was to hold the ARS until the market recovered. At the time of transfer, the unrealized loss on our ARS was $5 million. This unrealized loss was included in accumulated other comprehensive income (loss). Upon transfer to trading securities, we immediately recognized in investment income, net, the $5 million unrealized loss not previously recognized in earnings. Subsequently, we recognized an additional decline in fair value of $2 million for a total unrealized loss of $7 million, included in investment and other income (loss), net, in the consolidated statements of operations for the year ended December 31, 2008.

7. Software Development Costs and Intellectual Property Licenses

At December 31, 2009, capitalized software development costs included $182 million of internally developed software costs and $52 million of payments made to third-party software developers. At December 31, 2008, capitalized software development costs included $173 million of internally developed software costs and $63 million of payments made to third-party software developers. Capitalized intellectual property licenses were $83 million and $40 million at December 31, 2009 and December 31, 2008, respectively. Amortization of capitalized software development costs and intellectual property licenses for the years ended December 31, 2009, 2008 and 2007 were $314 million, $90 million and $10 million, respectively. Write-offs and impairments were $21 million, $89 million and $7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

8. Restructuring

We have substantially completed our implementation of our organizational restructuring plan as a result of the Business Combination described in Note 1 of the notes to consolidated financial statements. This organizational restructuring plan included the integration of different operations to streamline the combined organization of Activision Blizzard.

The primary goals of the organizational restructuring are to rationalize the title portfolio and consolidate certain corporate functions to realize synergies from the Business Combination.

The following table details the amount of restructuring reserves included in accrued expenses and other liabilities in the consolidated balance sheets at December 31, 2009 and 2008 (amounts in millions):

	Severance	Facilities costs	Asset write-down	Contract termination costs	Loss on disposal of assets/liabilities	Total
Balance at December 31, 2007	$—	$—	$—	$—	$—	$—
Costs charged to expense	54	7	26	5	1	93
Costs paid or otherwise settled	(18)	—	—	(3)	—	(21)
Non-cash write-down:						
Fixed asset disposals	—	—	(5)	—	—	(5)
Impairment of acquired trade name	—	—	(5)	—	—	(5)
Impairment of goodwill	—	—	(16)	—	—	(16)
Foreign exchange and other	1	—	—	(2)	(1)	(2)
Balance at December 31, 2008	37	7	—	—	—	44
Costs charged to expense	19	4	—	—	—	23
Costs paid or otherwise settled	(48)	(8)	—	—	—	(56)
Foreign exchange and other	—	(2)	—	—	—	(2)
Balance at December 31, 2009	$8	$1	$—	$—	$—	$9

The total restructuring reserve balances and the net restructuring charges are presented below by operating segment (amounts in millions):

	Restructuring Reserve Balance		Restructuring Charges	
	At December 31, 2009	At December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2008
Activision	$9	$—	$2	$2
Blizzard	—	—	—	—
Distribution	—	—	3	—
Total operating segments	9	—	5	2
Other(i)	—	44	18	91
Total	$9	$44	$23	$93

(i) Other represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently we are no longer providing separate operating segment disclosure and have reclassified our prior periods' presentation so that it conforms to the current period's presentation.

9. Inventories

Our inventories consisted of the following (amounts in millions):

	At December 31,	
	2009	2008
Finished goods	$201	$251
Purchased parts and components	40	11
	$241	$262

10. Property and Equipment, Net

Property and equipment, net was comprised of the following (amounts in millions):

	At December 31,	
	2009	2008
Land	$1	$1
Buildings	6	5
Leasehold improvements	54	45
Computer equipment	311	293
Office furniture and other equipment	65	52
Total cost of property and equipment	437	396
Less accumulated depreciation	(299)	(247)
Property and equipment, net	$138	$149

Depreciation expense for the years ended December 31, 2009, 2008, and 2007 was $76 million, $79 million, and $59 million, respectively.

11. Goodwill

The changes in the carrying amount of goodwill by operating segments for the years ended December 31, 2009 and 2008 are as follows (amounts in millions):

	Activision	Blizzard	Distribution	Activision Blizzard's core operations	Other(i)	Total
Balance at December 31, 2007	$—	$178	$—	$178	$25	$203
Goodwill acquired	7,043	—	12	7,055	—	7,055
Issuance of contingent consideration	9	—	—	9	6	15
Goodwill re-assignment	7	—	—	7	(7)	—
Disposal	—	—	—	—	(8)	(8)
Impairment charge	—	—	—	—	(16)	(16)
Tax benefit credited to goodwill	(19)	—	—	(19)	—	(19)
Foreign exchange	(3)	—	—	(3)	—	(3)
Balance at December 31, 2008	7,037	178	12	7,227	—	7,227
Goodwill acquired	3	—	—	3	—	3
Issuance of contingent consideration	6	—	—	6	—	6
Purchase accounting adjustments	(6)	—	—	(6)	—	(6)
Tax benefit credited to goodwill	(78)	—	—	(78)	—	(78)
Foreign exchange	2	—	—	2	—	2
Balance at December 31, 2009	$6,964	$178	$12	$7,154	$—	$7,154

	Activision	Blizzard	Distribution	Activision Blizzard's core operations	Other(i)	Total
Balance at December 31, 2007:						
Goodwill	$—	$178	$—	$178	$27	$205
Accumulated impairment losses	—	—	—	—	(2)	(2)
Total	—	178	—	178	25	203
Balance at December 31, 2008:						
Goodwill	7,037	178	12	7,227	18	7,245
Accumulated impairment losses	—	—	—	—	(18)	(18)
Total	7,037	178	12	7,227	—	7,227
Balance at December 31, 2009:						
Goodwill	6,964	178	12	7,154	18	7,172
Accumulated impairment losses	—	—	—	—	(18)	(18)
Total	$6,964	$178	$12	$7,154	$—	$7,154

(i) Other represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

Issuance of contingent consideration consists of additional purchase consideration paid or accrued during 2009 and 2008 in relation to previous acquisitions. The tax benefit credited to goodwill represents the tax deduction resulting from the exercise of stock options that were outstanding and vested at the consummation of the Business Combination and included in the purchase price of Activision, Inc. to the extent that the tax deduction did not exceed the fair value of those options. Conversely, to the extent that the tax deduction did exceed the fair value of those options, the tax benefit is credited to accumulated paid in capital.

12. Intangible Assets, Net

Intangible assets, net consist of the following (amounts in millions):

	At December 31, 2009				
	Estimated useful lives	Gross carrying amount	Accumulated amortization	Impairment charge	Net carrying amount
Acquired definite-lived intangible assets:					
License agreements	3 - 10 years	$209	$(77)	$(24)	$108
Developed software	1 - 2 years	288	(288)	—	—
Game engines	2 - 5 years	134	(94)	(12)	28
Internally developed franchises	11 - 12 years	1,124	(278)	(373)	473
Favorable leases	1 - 4 years	5	(4)	—	1
Distribution agreements	4 years	18	(10)	—	8
Other intangibles	0 - 2 years	5	(5)	—	—
Acquired indefinite-lived intangible assets:					
Activision trademark	Indefinite	386	—	—	386
Acquired trade names	Indefinite	47	—	—	47
Total		$2,216	$(756)	$(409)	$1,051

	At December 31, 2008				
	Estimated useful lives	Gross carrying amount	Accumulated amortization	Impairment charge (See Note 8)	Net carrying amount
Acquired definite-lived intangible assets:					
License agreements	3 - 10 years	$207	$(34)	$—	$173
Developed software	1 - 2 years	286	(272)	—	14
Game engines	2 - 5 years	134	(42)	—	92
Internally developed franchises	11 - 12 years	1,124	(123)	—	1,001
Favorable leases	1 - 4 years	5	(1)	—	4
Distribution agreements	4 years	17	(5)	—	12
Other intangibles	0 - 2 years	5	(4)	—	1
Acquired indefinite-lived intangible assets:					
Activision trademark	Indefinite	386	—	—	386
Acquired trade names	Indefinite	52	—	(5)	47
Total		$2,216	$(481)	$(5)	$1,730

Amortization expense of intangible assets was $271 million, $306 million, and $4 million for the years ended December 31, 2009, 2008, and 2007, respectively.

At December 31, 2009, future amortization of finite-lived intangible assets is estimated as follows (amounts in millions):

2010	$117
2011	98
2012	88
2013	62
2014	54
Thereafter	199
Total	$618

In the fourth quarter of 2009, with the franchise and industry results of the holiday season, our outlook for the console platforms was significantly revised. With the continued economic downturn within our industry in 2009 and the change in the buying habits of casual consumers, we reassessed our overall expectations. We considered these economic changes during our 2010 planning process conducted during the months of November and December, which resulted in a strategy change to focus on fewer title releases in the casual and music genres. As we consider this a triggering event, we updated our future projected revenues streams for certain franchises in the casual games and music genres. We performed recoverability and, where applicable, impairment tests on the related intangible assets in accordance with ASC Subtopic 360-10.

Determining whether impairment has occurred requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the estimated remaining useful life over which cash flows will occur, the amount of these cash flows and the asset's residual value, if any. For intangible assets that did not pass the recoverability test, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. Based on the characteristics of the assets being valued and the availability of information, the Company used the income approach, which presumes that the value of an asset can be estimated by the net economic benefit to be received over the estimated remaining useful life of the asset, discounted to present value. We derived the required cash flow estimates from our historical experience and our internal business plans and applied an appropriate discount rate. Based on this analysis, we recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively, for the year ended December 31, 2009 within our Activision segment.

13. Current Accrued Expenses and Other Liabilities

Current accrued expenses and other liabilities were comprised of the following (amounts in millions):

	At December 31,	
	2009	**2008**
Accrued royalties payable	$64	$88
Accrued selling and marketing costs	128	128
Current income tax payable	—	136
Accrued payroll related costs	271	208
Other	316	282
Total current accrued expenses and other liabilities	$779	$842

14. Operating Segments and Geographic Area

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, our Chief Operating Decision Maker ("CODM"), the manner in which operating performance is assessed and resources are allocated, and the availability of separate financial information. We do not aggregate operating segments.

Currently, we operate under three operating segments: (i) Activision, which publishes interactive entertainment software and peripherals, and which includes businesses operated by Activision Publishing, Inc. prior to the Business Combination and studios, assets, and titles previously included in Vivendi Games' Sierra Entertainment operating segment prior to the Business Combination, (ii) Blizzard, which publishes real-time strategy, role-playing PC games and online subscription-based games in the MMORPG category, and (iii) Distribution, which distributes interactive entertainment software and hardware products.

Prior to July 1, 2009 we operated a fourth operating segment, Non-Core, which represented legacy Vivendi Games' divisions or business units that the Company had exited, divested, or wound down as part of its restructuring and integration efforts as a result of the Business Combination. At July 1, 2009 in light of the minimal activities and insignificance of Non-Core activities, we ceased management of Non-Core as a separate operating segment and consequently we are no longer providing separate operating segment disclosure with respect to Non-Core and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

As the historical financial statements prior to July 10, 2008 are those of Vivendi Games, segment net revenues and segment income (loss) from the business operated by Activision, Inc. prior to the Business Combination are not included for the period January 1, 2008 through July 9, 2008. Also, the Activision operating segment includes Vivendi Games titles retained after the Business Combination.

The CODM reviews segment performance exclusive of the impact of the deferred net revenues and related cost of sales, stock-based compensation expense, restructuring income (expense), amortization of intangible assets and purchase price accounting related adjustments, impairment of intangible assets, integration and transaction costs, and other*. Information on the operating segments and reconciliations of total net revenues and total segment income (loss) from operations to consolidated net revenues and operating income (loss) for the years ended December 31, 2009, 2008, and 2007 are presented below (amounts in millions):

	For the years ended December 31,			For the years ended December 31,		
	2009	2008	2007	2009	2008	2007
	Net revenues			Income (loss) from operations		
Activision	$3,156	$2,152	$272	$663	$307	$(13)
Blizzard	1,196	1,343	1,107	555	704	568
Distribution	423	227	—	16	22	—
Operating segments total	4,775	3,722	1,379	1,234	1,033	555
Reconciliation to consolidated net revenues / operating income (loss):						
Net effect from deferral of net revenues and related cost of sales	(497)	(713)	(40)	(383)	(496)	(38)
Stock-based compensation expense	—	—	—	(154)	(90)	(137)
Restructuring income (expense)	—	—	—	(23)	(93)	1
Amortization of intangible assets and purchase price accounting related adjustments	—	—	—	(259)	(292)	(4)
Impairment of intangible assets	—	—	—	(409)	—	—
Integration and transaction costs	—	—	—	(24)	(29)	—
Other*	1	17	10	(8)	(266)	(198)
Consolidated net revenues / operating income (loss)	$4,279	$3,026	$1,349	$(26)	$(233)	$179

Geographic information for the years ended December 31, 2009, 2008, and 2007 is based on the location of the selling entity. Net revenues from external customers by geographic areas were as follows (amounts in millions):

	For the years ended December 31,		
	2009	2008	2007
North America	$2,217	$1,494	$620
Europe	1,798	1,288	555
Asia Pacific	263	227	164
Total geographic area net revenues	4,278	3,009	1,339
Other*	1	17	10
Total consolidated net revenues	$4,279	$3,026	$1,349

Net revenues by platform were as follows (amounts in millions):

	For the years ended December 31,		
	2009	2008	2007
MMORPG	$1,248	$1,152	$1,024
Console	2,199	1,294	156
Handheld	244	237	65
PC and other	164	99	94
Total platforms revenues	3,855	2,782	1,339
Distribution	423	227	—
Other*	1	17	10
Total consolidated net revenues	$4,279	$3,026	$1,349

* Other represents Non-Core activities, which are legacy Vivendi Games' divisions or business units that we have exited, divested or wound down as part of our restructuring and integration efforts as a result of the Business Combination. Prior to July 1, 2009, Non-Core activities were managed as a stand-alone operating segment; however, in light of the minimal activities and insignificance of Non-Core activities, as of that date we ceased their management as a separate operating segment and consequently we are no longer providing separate operating segment disclosure and have reclassified our prior periods' segment presentation so that it conforms to the current period's presentation.

See "Concentration of Credit Risk" in Note 2 of the notes to consolidated financial statements for information regarding significant customers.

15. Computation of Earnings (Loss) Per Basic/Diluted Common Share

The following table sets forth the computation of basic and diluted earnings (loss) per common share (amounts in millions, except per share data):

	For the Years ended December 31,		
	2009	2008	2007
Numerator:			
Consolidated net income (loss)	$113	$(107)	$227
Net income allocated to unvested share-based awards that participate in earnings	(1)	—	—
Numerator for basic and diluted earnings per common share—income (loss) available to common shareholders	$112	$(107)	$227
Denominator:			
Denominator for basic earnings per common share—weighted-average common shares outstanding	1,283	946	591
Effect of potential dilutive common shares under treasury stock method: Employee stock options	28	—	—
Denominator for diluted earnings per common share—weighted-average common shares outstanding plus potential dilutive effect of employee stock options	1,311	946	591
Basic earnings (loss) per common share	$0.09	$(0.11)	$0.38
Diluted earnings (loss) per common share	$0.09	$(0.11)	$0.38

Our unvested restricted stock rights (including restricted stock units, restricted stock awards, and performance shares) are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award. Since the unvested restricted stock rights are considered participating securities, we are required to use the two-class method in our computation of basic and diluted net earnings per common share. For the year ended December 31, 2009, we had outstanding unvested restricted stock rights with respect to 10 million shares of common stock on a weighted-average basis.

According to the terms of our restricted stock plans, our unvested restricted stock rights do not participate with common stock in undistributed losses. Therefore, the two-class method in our computation of basic and diluted net earnings per common share for the year ended December 31, 2008 does not apply as there were losses during this period.

In July 2008, the Board of Directors approved a two-for-one split of our outstanding common stock effected in the form of a stock dividend ("the split"). The split was paid September 5, 2008 to shareholders of record as of August 25, 2008. The par value of our common stock was maintained at the pre-split amount of $.000001 per share. The consolidated financial statements and Notes thereto, including all share and per share data, have been restated as if the split had occurred as of the earliest period presented.

On July 9, 2008, Vivendi obtained control of Activision, Inc. through acquisition of the majority of the outstanding common stock of Activision, Inc. For accounting purposes, Vivendi Games is deemed to be the acquirer (as the transaction was a "reverse acquisition"—see Note 1 of the notes to consolidated financial statements). As such, the historical financial statements prior to July 10, 2008, are those of Vivendi Games. Further, earnings per common share for periods prior to the Business Combination are retrospectively adjusted to reflect the number of split adjusted shares received by Vivendi, the former parent of Vivendi Games.

Potential common shares are not included in the denominator of the diluted earnings per common share calculation when inclusion of such shares would be anti-dilutive. Therefore, options to acquire 20 million and 40 million shares of common stock were not included in the calculation of diluted earnings per common share for the years ended December 31, 2009 and 2008, respectively, as the effect of their inclusion would be anti-dilutive.

16. Income Taxes

Through July 9, 2008, Vivendi Games' results were included in the consolidated federal and certain foreign, state and local income tax returns filed by Vivendi or its affiliates. However, the income tax provision is reflected in our consolidated statements of operations, including the impact of U.S. net operating losses carried forward, as if the amounts were computed on a separate stand-alone basis.

Under Vivendi group policy, any U.S. net operating losses generated by Vivendi Games were surrendered to Vivendi or Vivendi's subsidiaries in the year of loss with no benefit for such losses being recorded in Vivendi Games' income tax provision. Vivendi Games' remaining separate U.S. net operating loss carry forward tax benefit of $79 million was recognized in 2007 through a reduction in the valuation allowance.

Domestic and foreign income before income taxes and details of the income tax expense (benefit) are as follows (amounts in millions):

	For the years ended December 31,		
	2009	2008	2007
Income (loss) before income tax benefit:			
Domestic	$(237)	$(131)	$144
Foreign	229	(56)	31
	$(8)	$(187)	$175
Income tax expense (benefit):			
Current:			
Federal	$237	$251	$90
State	46	49	7
Foreign	14	41	24
Total current	297	341	121
Deferred:			
Federal	(309)	(294)	(55)
State	(75)	(67)	(2)
Foreign	(12)	(62)	(7)
Release of valuation allowance	(22)	—	(30)
Change in valuation allowance related to net operating loss surrendered	—	—	(79)
Total deferred	(418)	(423)	(173)
Add back benefit credited to additional paid-in capital:			
Excess tax benefit associated with stock options	—	2	—
Income tax benefit	$(121)	$(80)	$(52)

For the year ended December 31, 2009, we have a pretax domestic loss of $237 million and foreign pretax income of $229 million. The U.S. pretax loss is primarily driven by stock option expense, intangible asset amortization recorded domestically as well as an impairment of intangible assets in the current year.

The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax expense (benefit) for each of the years are as follows:

	For the years ended December 31,					
	2009		2008		2007	
Federal income tax provision at statutory rate	$(3)	(35)%	$(65)	(35)%	$61	35%
State taxes, net of federal benefit	(17)	(219)	(6)	(3)	4	2
Research and development credits	(24)	(302)	(31)	(17)	(10)	(6)
Domestic production activity deduction	(7)	(89)	(12)	(6)	—	—
Foreign rate differential	(82)	(1,040)	(2)	(1)	—	—
Change in valuation allowance	(22)	(286)	6	3	(28)	(16)
Change in tax reserves	34	440	11	6	—	—
Foreign withholding tax	2	24	8	4	7	4
Foreign tax credits	(3)	(41)	(15)	(8)	(2)	(1)
Goodwill impairment	—	—	7	4	—	—
Shortfall from employee stock option exercises	2	27	—	—	—	—
Return to provision adjustment	—	—	12	6	—	—
Change in valuation allowance related to net operating loss surrendered	—	—	—	—	(84)	(48)
Other	(1)	(13)	7	4	—	—
	$(121)	(1,534)%	$(80)	(43)%	$(52)	(30)%

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. The components of the net deferred tax assets (liabilities) are as follows (amounts in millions):

	As of December 31,	
	2009	2008
Deferred tax assets:		
Reserves and allowances	$36	$35
Allowance for sales returns and price protection	64	59
Inventory reserve	17	13
Accrued expenses	53	46
Accrued legal and professional fees	3	28
Accrued restructuring	1	15
Deferred revenue	292	326
Deferred compensation	4	1
Depreciation	—	9
Tax credit carryforwards	61	30
Net operating loss carryforwards	18	24
State taxes	—	19
Stock-based compensation	119	58
Foreign deferred assets	27	27
Other	9	4
Deferred tax assets	704	694
Valuation allowance	—	(22)
Deferred tax assets, net of valuation allowance	704	672
Deferred tax liabilities:		
Intangibles	(407)	(691)
Prepaid royalties	(5)	(10)
Capitalized software development expenses	(56)	(50)
State taxes	(8)	—
Deferred tax liabilities	(476)	(751)
Net deferred tax assets (liabilities)	$228	$(79)

As of December 31, 2009, our available federal net operating loss carryforward of approximately $1 million is subject to certain limitations as defined under Section 382 of the Internal Revenue Code. The net operating loss carryforward will begin to expire in 2023. We have various state net operating loss carryforwards totaling $17 million which are not subject to limitations under Section 382 of the Internal Revenue Code and will begin to expire in 2013. We have tax credit carryforwards of $6 million and $55 million for federal and state purposes, respectively, which begin to expire in fiscal 2016.

Through our foreign operations, we have approximately $18 million in net operating loss carryforwards at December 31, 2009, attributed mainly to losses in France, Ireland, and Sweden. We evaluate our deferred tax assets, including net operating losses, to determine if a valuation allowance is required. We assess whether a valuation allowance should be established or released based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. At December 31, 2008 we had a foreign net operating loss valuation allowance of $22 million. During 2009, we determined that such net operating losses were likely to be realized through taxable income; therefore, we released a valuation allowance of $22 million against our deferred tax assets. At December 31, 2009 there are no valuation allowances on deferred tax assets.

Realization of the U.S. deferred tax assets is dependent upon the continued generation of sufficient taxable income prior to expiration of tax credits and loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the U.S. deferred tax assets will be realized.

Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $498 million at December 31, 2009. Deferred income taxes on these earnings have not been provided as these amounts are considered to be permanent in duration. It is not practical to estimate the amount of tax that would be payable upon distribution of these earnings.

As of December 31, 2009, we had approximately $139 million in total unrecognized tax benefits of which $131 million would affect our effective tax rate if recognized. A reconciliation of unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 is as follows (amounts in millions):

	At December 31,		
	2009	2008	2007
Unrecognized tax benefits balance at January 1	$103	$13	$—
Assumption of unrecognized tax benefits upon the Business Combination	—	73	—
Gross increase for tax positions of prior years	3	12	1
Gross decrease for tax positions of prior years	(1)	(2)	—
Gross increase for tax positions of current year	35	7	12
Gross decrease for tax positions of current year	—	—	—
Settlements	—	—	—
Lapse of statute of limitations	(1)	—	—
Unrecognized tax benefits balance at December 31	$139	$103	$13

In addition, as of December 31, 2009 and 2008, we reflected $123 million and $81 million, respectively, of income tax liabilities as non-current liabilities because payment of cash or settlement is not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in other liabilities in the consolidated balance sheets as of December 31, 2009 and 2008.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2009 and 2008, we had approximately $8 million and $2 million, respectively, of accrued interest and penalties related to uncertain tax positions. For the years ended December 31, 2009 and 2008, we recorded $6 million and $1 million of interest expense related to uncertain tax positions, respectively.

Vivendi Games results for the period January 1, 2008 through July 9, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Vivendi or its affiliates while Vivendi Games results for the period July 10, 2008 through December 31, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Activision Blizzard. Vivendi Games is no longer subject to U.S. federal income tax examinations for tax years before 2002. Vivendi Games is also no longer subject to state examinations for tax years before 2000. Activision Blizzard's tax years 2006 through 2008 remain open to examination by the major taxing jurisdictions to which we are subject, including the United States of America ("U.S.") and non-U.S. locations. Activision Blizzard is currently under audit by the California Franchise Tax Board for the tax years 1996 through 2004, and it is reasonably possible that the current portion of our unrecognized tax benefits will significantly decrease within the next twelve months due to the outcome of these audits.

On July 9, 2008, Activision Blizzard entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") with Vivendi. The Tax Sharing Agreement generally governs Activision Blizzard's and Vivendi's respective rights, responsibilities and obligations with respect to the ordinary course of business taxes. Currently, under the Tax Sharing Agreement, with certain exceptions, Activision Blizzard generally is responsible for the payment of U.S. and certain non-U.S. income taxes that are required to be paid to tax authorities on a stand-alone Activision Blizzard basis. In the event that Activision Blizzard joins Vivendi in the filing of a group tax return, Activision Blizzard will pay its share of the tax liability for such group tax return to Vivendi, and Vivendi will pay the tax liability for the entire group to the appropriate tax authority. Vivendi will indemnify Activision Blizzard for any tax liability imposed upon it due to Vivendi's failure to pay any group tax liability. Activision Blizzard will indemnify Vivendi for any tax liability imposed on Vivendi (or any of its subsidiaries) due to Activision Blizzard's failure to pay any taxes it owes under the Tax Sharing Agreement.

Prior to the Business Combination, Vivendi Games' income taxes are presented in the financial statements as if Vivendi Games were a stand-alone taxpayer even though Vivendi Games' operating results are included in the consolidated federal, certain foreign, and state and local income tax returns of Vivendi or Vivendi's subsidiaries. Based on the subsequent filing of these tax returns by Vivendi or Vivendi's subsidiaries, we determined that the amount paid by Vivendi Games was greater than the actual amount due (and settled) based upon filing of these returns for the year ended December 31, 2008. This difference between the amount paid and the actual amount due (and settled) represents a return of capital to Vivendi, which was required in accordance with the terms of the Business Combination agreement immediately prior to the close of the Business Combination. This difference has resulted in no additional payment to Vivendi and no impact to our consolidated statement of cash flows for the year ended December 31, 2009.

Within the next twelve months, it is reasonably possible we will reduce approximately $22 million of previously unrecognized tax benefits due to the expiration of statutes of limitation and anticipated closure of income tax examinations.

17. Fair Value Measurements

FASB literature regarding fair value measurements for financial and non-financial assets and liabilities establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of "observable inputs" and minimize the use of "unobservable inputs." The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The table below segregates all assets and liabilities that are measured at fair value on a recurring basis (which means they are so measured at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date (amounts in millions):

		Fair Value Measurements at Reporting Date Using			
		Quoted Prices in Active Markets for Identical Financial Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs	
	As of December 31, 2009	(Level 1)	(Level 2)	(Level 3)	Balance Sheet Classification
Financial assets:					
Money market funds	$2,304	$2,304	$—	$—	Cash and cash equivalents
Mortgage backed securities	2	—	2	—	Short-term investments
Auction rate securities held through UBS	54	—	—	54	Short-term investments
U.S. government agency securities	389	389	—	—	Short-term investments
Auction rate securities held through Morgan Stanley Smith Barney LLC	23	—	—	23	Long-term investments
ARS rights from UBS	7	—	—	7	Other assets—current
Total financial assets at fair value	$2,779	$2,693	$2	$84	
Financial liabilities:					
Other financial liability	$(23)	$—	$—	$(23)	Other liabilities—current
Total financial liabilities at fair value	$(23)	$—	$—	$(23)	

	As of December 31, 2008	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Financial assets:					
Money market funds	$2,609	$2,609	$—	$—	Cash and cash equivalents
Mortgage backed securities	7	—	7	—	Short-term investments
Auction rate securities held through UBS and Citigroup, Inc	78	—	—	78	Long-term investments
ARS rights from UBS	10	—	—	10	Other assets—non-current
Foreign exchange contract derivatives	5	—	5	—	Other assets—current
Total financial assets at fair value	$2,709	$2,609	$12	$88	
Financial liabilities:					
Foreign exchange contract derivatives	$(2)	$—	$(2)	$—	Other liabilities—current
Other financial liability	(31)	—	—	(31)	Other liabilities—current
Total financial liabilities at fair value	$(33)	$—	$(2)	$(31)	

Other financial liability represents the earn-out liability from a previous acquisition. The earn-out liability was recorded at fair value at the date of the Business Combination as it will be settled by a variable number of shares of our common stock based on the average closing price for the five business days immediately preceding issuance of the shares. When estimating the fair value, we considered our projection of revenues from the related titles under the earn-out provisions.

The following table provides a reconciliation of the beginning and ending balances of our financial assets and financial liabilities classified as Level 3 by major categories (amounts in millions):

	Level 3: Auction rate securities (a)	ARS rights from UBS (b)	Total financial assets at fair value	Other financial liabilities
Balance at January 1, 2009	$78	$10	$88	$(31)
Total gains or (losses) (realized/unrealized)				
Included in earnings	3	(3)	—	8
Purchases or acquired sales, issuances and settlements	(4)	—	(4)	—
Balance at December 31, 2009	$77	$7	$84	$(23)
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2009	$3	$(3)	$—	$8

	Level 3			
	Auction rate securities (a)	**ARS rights from UBS (b)**	**Total financial assets at fair value**	**Other financial liabilities**
Balance at January 1, 2008	$—	$—	$—	$—
Total gains or (losses) (realized/unrealized)				
Included in earnings	(6)	10	4	—
Included in other comprehensive income	(4)	—	(4)	—
Purchases or acquired sales, issuances and settlements	—	—	—	(1)
Purchases via the Business Combination	88	—	88	(30)
Balance at December 31, 2008	$78	$10	$88	$(31)
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2008	$(6)	$10	$4	$—

(a) Liquidity for these auction rate securities is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at pre-determined intervals, usually every 7 to 35 days. On an industry-wide basis, many auctions have failed, and there is, as yet, no meaningful secondary market for these instruments. Each of the auction rate securities in our investment portfolio at December 31, 2009 has experienced a failed auction and there is no assurance that future auctions for these securities will succeed. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. In the event that there is a failed auction, the indenture governing the security requires the issuer to pay interest at a contractually defined rate that is generally above market rates for other types of similar instruments. The securities for which auctions have failed will continue to earn interest at the contractual rate and be auctioned every 7 to 35 days until the auction succeeds, the issuer calls the securities or they mature. As a result, our ability to liquidate and fully recover the carrying value of our auction rate securities in the near term may be limited or non-existent.

Consequently, fair value measurements have been estimated using an income- approach model (discounted cash-flow analysis). When estimating the fair value, we consider both observable market data and non-observable factors, including credit quality, duration, insurance wraps, collateral composition, maximum rate formulas, comparable trading instruments, and likelihood of redemption. Significant assumptions used in the analysis include estimates for interest rates, spreads, cash flow timing and amounts, and holding periods of the securities. Assets measured at fair value using significant unobservable inputs (Level 3) represent 3% of our financial assets measured at fair value on a recurring basis.

(b) ARS rights from UBS represent an offer from UBS providing us with the right to require UBS to purchase our ARS held through UBS at par value. To value the ARS rights, we considered the intrinsic value, time value of money, and our assessment of the credit worthiness of UBS.

The table below segregates all assets and liabilities that are measured at fair value on a non-recurring basis during the period into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date (amounts in millions):

		Fair Value Measurements at Reporting Date Using			
	As of December 31, 2009	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Non-financial assets:					
Intangible assets, net	$278	$—	$—	$278	$409
Total non-financial assets at fair value	$278	$—	$—	$278	$409

In accordance with the provisions of the impairment of long-lived assets subsections of ASC Subtopic 360-10, intangible assets with a carrying value of $687 million were written down to their fair value of $278 million. The write down resulted in impairment charges of $24 million, $12 million, and $373 million of license agreements, game engines and internally developed franchises intangible assets, respectively (see Note 12). The impairment charge of $409 million is included in net income for the year ended December 31, 2009.

18. Commitments and Contingencies

Credit Facilities

At December 31, 2009 and 2008, we maintained a $30 million and $35 million irrevocable standby letter of credit, respectively. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder but not reimbursed. The letter of credit was undrawn at December 31, 2009 and 2008.

At December 31, 2009 and 2008, our publishing subsidiary located in the U.K. maintained a EUR 30 million ($43 million) and EUR 25 million ($35 million) irrevocable standby letter of credit, respectively. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. The standby letter of credit does not require a compensating balance and expires in March 2010. No amounts were outstanding at December 31, 2009 and 2008.

On April 29, 2008, Activision, Inc. entered into a senior unsecured credit agreement with Vivendi (as lender). Borrowings under the agreement became available upon consummation of the Business Combination. At December 31, 2009 and 2008, the credit agreement provides for a revolving credit facility of up to $475 million, bearing interest at LIBOR plus 1.20% per annum. Any unused amount under the revolving credit facility is subject to a commitment fee of 0.42% per annum.

The revolving credit facility is subject to customary negative covenants, in each case subject to certain exceptions and qualifications, including limitations on: indebtedness; liens; investments, mergers, consolidations and acquisitions; transactions with affiliates; issuance of preferred stock by subsidiaries; sale and leaseback transactions; restricted payments; and certain restrictions with respect to subsidiaries. The limitation on indebtedness provides that Activision Blizzard cannot incur consolidated indebtedness, net of unrestricted cash, in excess of $1.5 billion, and that no additional indebtedness may be incurred as long as the ratio of Activision Blizzard's consolidated indebtedness (including the indebtedness to be incurred) minus the amount of unrestricted cash to Activision Blizzard's consolidated earnings before interest, taxes, depreciation and amortization for its most recently ended four quarters would be greater than 1.50 to 1.0. This limitation does not, however, affect Activision Blizzard's ability to borrow under the revolving credit facility or to incur certain types of limited debt. The revolving credit facility also imposes a requirement on Activision Blizzard that the ratio of (i) consolidated indebtedness (net of certain cash) to (ii) the sum of its shareholder's equity plus consolidated indebtedness (net of certain cash) not exceed 20% at any time.

No borrowings under revolving credit facility with Vivendi were outstanding at December 31, 2009 and 2008.

Commitments

In the normal course of business, we enter into contractual arrangements with third parties for non-cancelable operating lease agreements for our offices, for the development of products, and for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer or intellectual property holder, as the case may be, based upon contractual arrangements. The payments to third-party developers are generally conditioned upon the achievement by the developers of contractually specified development milestones. Further, these payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we will commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place at December 31, 2009 are scheduled to be paid as follows (amounts in millions):

	Contractual Obligations(1)			
	Facility and equipment leases	Developer and Intellectual Properties	Marketing	Total
For the years ending December 31,				
2010	$37	$113	$27	$177
2011	25	41	25	91
2012	21	18	13	52
2013	18	22	—	40
2014	15	10	—	25
Thereafter	32	—	—	32
Total	$148	$204	$65	$417

(1) We have omitted uncertain tax liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either (a) the underlying positions have not been fully developed under audit to quantify at this time or, (b) the years relating to the issues for certain jurisdictions are not currently under audit. At December 31, 2009, we had $139 million of unrecognized tax benefits.

Legal Proceedings

On February 8, 2008, the Wayne County Employees' Retirement System filed a lawsuit challenging the Business Combination in the Delaware Court of Chancery. The suit is a putative class action filed against the parties to the Business Combination Agreement as well as certain current and former members of our Board of Directors. The plaintiff alleged, among other things, that our current and former directors named therein failed to fulfill their fiduciary duties with regard to the Business Combination by "surrendering" the negotiating process to "conflicted management," that those breaches were aided and abetted by Vivendi and those of its subsidiaries named in the complaint, and that the preliminary proxy statement filed by the Company on January 31, 2008 contains certain statements that the plaintiff alleges are false and misleading. The plaintiff sought an order from the court that, among other things, certifies the case as a class action, enjoins the Business Combination, requires the defendants to disclose all material information, declares that the Business Combination is in breach of the directors' fiduciary duties and therefore unlawful and unenforceable, awards the plaintiff and the putative class damages for all profits and special benefits obtained by the defendant in connection with the Business Combination and tender offer, and awards the plaintiff its cost and expense, including attorney's fees.

After various initial motions were filed and ruled upon, on May 8, 2008, the plaintiff filed an amended complaint that, among other things, added allegations relating to a revised preliminary proxy statement filed by the Company on April 30, 2008. Additional motions were then filed, including a motion for preliminary injunction filed by the plaintiff and a motion to dismiss filed by Vivendi and its subsidiaries. On June 14, 2008, the plaintiff filed a motion for leave to file a second amended complaint. On June 30, 2008, the court granted Vivendi and its subsidiaries' motion to dismiss, pursuant to a stipulation with the plaintiff, and on July 1, 2008, denied the plaintiff's motion for preliminary injunction.

On December 23, 2008, the plaintiff filed an amended motion for leave to file a second amended complaint. The court granted the motion on January 14, 2009 and the second amended complaint was deemed filed on the same date. The second amended complaint asserts claims similar to the ones made in the original complaint, challenging Activision's Board of Directors' actions in connection with the negotiation and approval of the Business Combination, as well as disclosures made to our stockholders and certain amendments made to our certificate of incorporation in connection therewith. In addition, the second amended complaint asserts that Activision's Board of Directors breached its fiduciary duties in approving and recommending those amendments to the certificate of incorporation. Among other things, the plaintiff seeks certification of the action as a class action, a declaration that amendments made to the certificate of incorporation are invalid and unenforceable, a declaration that our directors breached their fiduciary duties, rescission of the Business Combination and related transactions, and damages, interest, fees and costs. On July 24, 2009, the court granted the Company's motion to dismiss the complaint for failure to state a claim.

On August 21, 2009, the plaintiff filed a notice of appeal of the court's dismissal. Appellate briefing has been completed and a hearing on the appeal occurred before a panel of the Delaware Supreme Court on January 13, 2010. The court has now scheduled an additional hearing before the entire court on March 31, 2010. No amounts have been recorded in the statements of operations for this matter as losses are not probable.

In November 2009, the Company released Call of Duty: Modern Warfare 2, a game developed by one of the Company's wholly-owned studios, Infinity Ward. As noted above, Modern Warfare 2 was the best selling console title in the U.S. and Europe in 2009. Consistent with past practice, the Company intends to release a Call of Duty game in 2010 developed by another wholly-owned studio. The Company is concluding an internal human resources inquiry into breaches of contract and insubordination by two senior employees at Infinity Ward. This matter is expected to involve the departure of key personnel and litigation. At present, the Company does not expect this matter to have a material impact on the Company.

In addition, we are party to other routine claims and suits brought by us and against us in the ordinary course of business, including disputes arising over the ownership of intellectual property rights, contractual claims, employment laws, regulations and relationships, and collection matters. In the opinion of management, after consultation with legal counsel, the outcome of such routine claims and lawsuits will not have a material adverse effect on our business, financial condition, results of operations, or liquidity.

19. Stock-Based Compensation

Equity Incentive Plans

The Activision Blizzard Inc. 2008 Incentive Plan was adopted by our Board on July 28, 2008, approved by our stockholders and amended and restated by our Board on September 24, 2008, further amended and restated by our Board with stockholder approval on June 3, 2009 and further amended and restated by the Compensation Committee of our Board with stockholder approval on December 17, 2009 (as so amended and restated, the "2008 Plan").The 2008 Plan authorizes the Compensation Committee of our Board of Directors to provide equity-based compensation in the form of stock options, share appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other performance- or value-based awards structured by the Compensation Committee within parameters set forth in the 2008 Plan, including custom awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock, or factors that may influence the value of our common stock or that are valued based on our performance or the performance of any of our subsidiaries or business units or other factors designated by the Compensation Committee, as well as incentive bonuses, for the purpose of providing incentives and rewards for performance to the directors, officers, and employees of, and consultants to, Activision Blizzard and its subsidiaries.

While the Compensation Committee has broad discretion to create equity incentives, our equity-based compensation program for the most part currently utilizes a combination of options and restricted stock units. Such awards generally have time-based vesting schedules, vesting annually over periods of three to five years, or vest in their entirety on an anniversary of the date of grant, subject to possible earlier vesting if certain performance measures are met, and all such awards which are options generally expire ten years from the grant date. In addition, under the terms of the 2008 Plan, the exercise price for the options must be equal to or greater than the closing price per share of our common stock on the date the award is granted, as reported on NASDAQ.

Upon the effective date of the 2008 Plan, we ceased to make awards under the following equity incentive plans (collectively, the "Prior Plans"), although such plans will remain in effect and continue to govern outstanding awards: (i) Activision, Inc. 1998 Incentive Plan, as amended; (ii) Activision, Inc. 1999 Incentive Plan, as amended; (iii) Activision, Inc. 2001 Incentive Plan, as amended; (iv) Activision, Inc. 2002 Incentive Plan, as amended; (v) Activision, Inc. 2002 Executive Incentive Plan, as amended; (vi) Activision, Inc. 2002 Studio Employee Retention Incentive Plan, as amended; (vii) Activision, Inc. 2003 Incentive Plan, as amended; and (viii) Activision, Inc. 2007 Incentive Plan.

Pursuant to the 2008 Plan as adopted, 30 million shares of our common stock were made available for issuance. The 2008 plan was amended with stockholder approval on December 17, 2009 to increase the number of shares of our common stock available for issuance thereunder by 14 million. The number of shares of our common stock reserved for issuance under the 2008 Plan may be further increased from time to time by: (i) the number of shares relating to awards outstanding under any Prior Plan that: (a) expire, or are forfeited, terminated or cancelled, without the issuance of shares; (b) are settled in cash in lieu of shares; or (c) are exchanged, prior to the issuance of shares of our common stock, for awards not involving our common stock; and (ii) if the exercise price of any option outstanding under any Prior Plan is, or the tax withholding requirements with respect to any award outstanding under any Prior Plan are, satisfied by withholding shares otherwise then deliverable in respect of the award or the actual or constructive transfer to the Company of shares already owned, the number of shares equal to the withheld or transferred shares. At December 31, 2009, we had approximately 16 million shares of our common stock reserved for future issuance under the 2008 Plan. Shares issued in connection with awards made under the 2008 Plan are generally issued as new stock issuances.

Modification of Awards through Business Combination

As a result of the reverse acquisition accounting treatment for the Business Combination, previously issued Activision, Inc. stock options and restricted stock awards granted to employees and directors that were outstanding and unvested at the date of the Business Combination, were accounted for as an exchange of awards. The fair value of the outstanding vested and unvested awards was measured on the date of the acquisition, and for unvested awards which require service subsequent to the date of the Business Combination, a portion of the awards' fair values have been allocated to future service and will be recognized over the remaining future requisite service period.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan was terminated by the Board of Directors and there were no further purchases thereunder after October 1, 2008. Effective October 1, 2005, the Board of Directors of Activision, Inc. approved the Activision, Inc. Third Amended and Restated 2002 Employee Stock Purchase

Plan and the Activision, Inc. Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees (together, the "ESPP"). Before the termination, up to an aggregate of 4,000,000 shares of Activision, Inc. common stock was available for purchase by eligible employees during two six-month offering periods that commenced each April 1 and October 1 (the "Offering Period") at a price per share generally equal to 85% of the lower of the fair market value of our common stock on the first day of the Offering Period and the fair market value of our common stock on the purchase date (the last day of the Offering Period). Employees had been able to purchase shares having a value not exceeding 15% of their gross compensation during an Offering Period and were limited to a maximum of $10,000 in value for any two purchases within the same calendar year. As a result of the Business Combination the offering period in effect at the time of the Business Combination was assumed by us, and on October 1, 2008, employees purchased 262,002 shares of our common stock at a purchase price of $11.65 per share under the ESPP.

Restricted Stock Unit, Restricted Stock Awards, and Performance Shares Activities

We grant restricted stock units, restricted stock awards, and performance shares (collectively referred to as "restricted stock rights") under the 2008 Plan to employees around the world, and we have assumed as a result of the Business Combination the restricted stock rights granted by Activision, Inc. Restricted stock awards units entitle the holders thereof to receive shares of our common stock at the end of a specified period of time or otherwise upon a specified occurrence. Restricted stock awards and performance shares are issued and outstanding upon grant; however, holders of restricted stock and performance shares are restricted from selling the shares until they vest. Upon vesting of restricted stock rights, we may withhold shares otherwise deliverable to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is contingent upon the holders' continued employment with us and may be subject to other conditions. If the vesting conditions are not met, unvested restricted stock rights will be forfeited.

In connection with the consummation of the Business Combination, on July 9, 2008, Robert A. Kotick, our Chief Executive Officer, received a grant of 2,500,000 performance shares, which vest in 20% increments on each of the first, second, third, and fourth anniversaries of the date of grant, with another 20% vesting on December 31, 2012, the expiration date of Mr. Kotick's employment agreement with the Company, in each case subject to the Company attaining the specified compound annual total shareholder return target for that vesting period. If the Company does not achieve the performance target for a vesting period, no performance shares will vest for that vesting period. If, however, the Company achieves a performance target for a subsequent vesting period, then all of the performance shares that would have vested on the previous vesting date will vest on the vesting date when the performance targets were achieved.

The following table summarizes our restricted stock rights activity for the year ended December 31, 2009 (amounts in thousands except per share amounts):

	Restricted Stock Rights	**Weighted-Average Grant Date Fair Value**
Balance at December 31, 2008	10,267	$14.52
Granted	2,755	11.80
Vested	(1,539)	11.49
Forfeited	(180)	11.29
Balance at December 31, 2009	11,303	12.69

At December 31, 2009, approximately $62 million of total unrecognized compensation cost was related to restricted stock rights, of which $8 million was related to performance shares, which cost is expected to be recognized over a weighted-average period of 1.8 years and 3.5 years, respectively. Total grant date fair value of restricted stock rights vested was $34 million and $9 million for the years ended December 31, 2009 and 2008, respectively.

Non-Plan Employee Stock Options

In connection with prior employment agreements between Activision, Inc. and Robert A. Kotick, our Chief Executive Officer, and Brian G. Kelly, our Co-Chairman, Mr. Kotick and Mr. Kelly were previously granted options to purchase common stock of Activision, Inc. which were not awarded under a stockholder- or board-approved plan. These awards were assumed as a result of the Business Combination and accounted for as an exchange for options to purchase our common stock. All non-plan options were exercised during 2009.

Blizzard Equity Plan ("BEP")

In 2006, Blizzard implemented the BEP, an equity incentive plan denominated in U.S. dollars. Under the BEP, restricted shares of Blizzard stock and other cash settled awards were granted to certain key executives and employees of Blizzard.

Under the provisions of the BEP and the Business Combination Agreement, the consummation of the Business Combination was deemed to be a change in control. As such, the outstanding non-vested rights became immediately vested upon the closing of the Business Combination, cancelled and extinguished and converted into a new right to receive an amount in cash eighteen months after the closing upon the terms and subject to the conditions set forth in the BEP and in the Business Combination Agreement, including continued employment through the payment date. The determination of the value of Blizzard shares upon a change in control was equal to the transaction value under the provisions of the BEP. At December 31, 2009, unrecognized compensation expense under the BEP was less than a million, which will be recognized during the three months ended March 31, 2010. At December 31, 2009, other current liabilities in the consolidated balance sheet include $87 million related to this plan, and at December 31, 2008, other non-current liabilities include $70 million related to this plan.

Stock-based Compensation Expense

The following table sets forth the total stock-based compensation expense resulting from stock options granted by Activision. Inc. or Activision Blizzard, restricted stock rights awarded by Activision, Inc. or Activision Blizzard, awards made to our employees under the BEP, and awards made to our employees under the Vivendi corporate plans described below included in our consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007 (amounts in millions):

	For the years ended December 31,		
	2009	**2008**	**2007**
Cost of sales—software royalties and amortization	$34	$4	$3
Product development	40	44	93
Sales and marketing	9	10	8
General and administrative	71	31	34
Restructuring	2	—	—
Stock-based compensation expense before income taxes	156	89	138
Income tax benefit	(61)	(35)	(54)
Total stock-based compensation expense, net of income tax benefit	$95	$54	$84

The following table summarizes stock-based compensation included in our consolidated balance sheets as a component of software development (amounts in millions):

	Software development
Balance at December 31, 2007	$—
Stock-based compensation expense capitalized and deferred during period	54
Amortization of stock-based compensation expense	(12)
Balance at December 31, 2008	42
Stock-based compensation expense capitalized and deferred during period	102
Amortization of stock-based compensation expense	(90)
Balance at December 31, 2009	$54

Method and Assumptions on Valuation of Stock Options

Our employee stock options have features that differentiate them from exchange-traded options. These features include lack of transferability, early exercise, vesting restrictions, pre- and post-vesting termination provisions, blackout dates, and time-varying inputs. In addition, some of the options have non-traditional features, such as accelerated vesting upon the satisfaction of certain performance conditions that must be reflected in the valuation. A binomial-lattice model was selected because it is better able to explicitly address these features than closed-form models such as the Black-Scholes model, and is able to reflect expected future changes in model inputs, including changes in volatility, during the option's contractual term.

We have estimated expected future changes in model inputs during the option's contractual term. The inputs required by our binomial-lattice model include expected volatility, risk-free interest rate, risk-adjusted stock return, dividend yield, contractual term, and vesting schedule, as well as measures of employees' forfeiture, exercise, and post-vesting termination behavior. Statistical methods were used to estimate employee rank- specific termination rates. These termination rates, in turn, were used to model the number of options that are expected to vest and post-vesting termination behavior. Employee rank-specific estimates of Expected Time-To-Exercise ("ETTE") were used to reflect employee exercise behavior. ETTE was estimated by using statistical procedures to first estimate the conditional probability of exercise occurring during each time period, conditional on the option surviving to that time period and then using those probabilities to estimate ETTE. The model was calibrated by adjusting parameters controlling exercise and post-vesting termination behavior so that the measures output by the model matched values of these measures that were estimated from historical data.

The following tables present the weighted-average assumptions and the weighted-average fair value at grant date using the binomial-lattice model:

	Employee and director options	Employee and director options
	For the year ended December 31, 2009	For the year ended December 31, 2008
Expected life (in years)	5.95	5.28
Risk free interest rate	3.63%	3.98%
Volatility	53.00%	53.88%
Dividend yield	—	—
Weighted-average fair value at grant date	$5.40	$5.92

Upon consummation of the Business Combination the fair value of Activision, Inc.'s stock awards was determined using the fair value of Activision, Inc.'s common stock of $15.04 per share, which was the closing price at July 9, 2008, and using a binomial-lattice model with the following assumptions: (a) varying volatility ranging from 42.38% to 51.50%, (b) a risk free interest rate of 3.97%, (c) an expected life ranging from 3.22 years to 4.71 years, (d) risk adjusted stock return of 8.89%, and (e) an expected dividend yield of 0.0%.

To estimate volatility for the binomial-lattice model, we use methods that consider the implied volatility method based upon the volatilities for exchange-traded options on our stock to estimate short-term volatility, the historical method (annualized standard deviation of the instantaneous returns on Activision Blizzard's stock) during the option's contractual term to estimate long-term volatility, and a statistical model to estimate the transition or "mean reversion" from short-term volatility to long-term volatility. Based on these methods, for options granted during the year ended December 31, 2009, the expected stock price volatility ranged from 41.56% to 60.77%.

As is the case for volatility, the risk-free rate is assumed to change during the option's contractual term. Consistent with the calculation required by a binomial lattice model, the risk-free rate reflects the interest from one time period to the next ("forward rate") as opposed to the interest rate from the grant date to the given time period ("spot rate"). Since we have not historically paid dividends, we have assumed that the dividend yield is zero. Our future analysis will reflect the Company's expectation on paying dividends annually subsequent to December 31, 2009.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is an output from the binomial-lattice model. The expected life of employee stock options depends on all of the underlying assumptions and calibration of our model. A binomial-lattice model can be viewed as assuming that employees will exercise their options when the stock price equals or exceeds an exercise boundary. The exercise boundary is not constant, but continually declines as the option's expiration date approaches. The exact placement of the exercise boundary depends on all of the model inputs as well as the measures that are used to calibrate the model to estimated measures of employees' exercise and termination behavior.

As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2009 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Accuracy of Fair Value Estimates

We developed the assumptions used in the binomial-lattice model, including model inputs and measures of employees' exercise and post-vesting termination behavior. Our ability to accurately estimate the fair value of share-based payment awards at the grant date depends upon the accuracy of the model and our ability to accurately forecast model inputs as long as ten years into the future. These inputs include, but are not limited to, expected stock price volatility, risk-free rate, dividend yield, and employee termination rates. Although the fair value of employee stock options is determined using an option-pricing model, the estimates that are produced by this model may not be indicative of the fair value observed between a willing buyer and a willing seller. Unfortunately, it is difficult to determine if this is the case, as markets do not currently exist that permit the active trading of employee stock option and other share-based instruments.

Stock Option Activities

Stock option activities for the year ended December 31, 2009 are as follows (amounts in millions, except number of shares, which are in thousands, and per share amounts):

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2008	97,841	$6.53		
Granted	9,512	11.67		
Exercised	(34,304)	2.60		
Forfeited	(1,231)	9.98		
Outstanding at December 31, 2009	71,818	9.04	6.76	$210
Vested and expected to vest at December 31, 2009	68,647	$8.90	6.16	$208
Exercisable at December 31, 2009	39,256	$7.12	5.56	$175

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between our closing stock price on the last trading day of the period and the exercise price, times the number of shares underlying options where the exercise price is below the closing stock price) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes as it is based on the fair market value of our stock. Total intrinsic value of options actually exercised was $312 million and $53 million for the years ended December 31, 2009 and 2008, respectively. Total grant date fair value of options vested was $143 million and $32 million for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009, $81 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.3 years.

Income tax benefit from stock option exercises was $85 million and $22 million for the years ended December 31, 2009 and 2008, respectively.

Vivendi Corporate Plans

Prior to the Business Combination, Vivendi granted Vivendi Games' employees incentive awards that were equity-settled and cash-settled. These equity-settled awards include stock options and restricted share awards, and the cash-settled awards include stock appreciation rights and restricted stock units. There were no new grants by Vivendi to Vivendi Games' employees during the years ended December 31, 2009 and 2008. At December 31, 2009 and 2008, we have recorded in our consolidated balance sheets under other liabilities $9 million and $14 million, respectively, relating to cash-settled awards granted pursuant to Vivendi's incentive plans. The following paragraphs describe the various plans established by Vivendi in which Vivendi Games' employees participated.

(i) Awards granted to non-U.S. resident executives and employees (settled in equity)

Stock Options (settled in equity)

Stock options to acquire Vivendi stock have been granted to Vivendi Games' employees. All stock options granted by Vivendi prior to January 1, 2007, vest annually in one-third tranches over three years from the grant date's anniversary. Two-thirds of those vested options become exercisable at the beginning of the third year from the date of grant, and the remaining one-third becomes exercisable at the beginning of the fourth year from the date of grant. The related compensation cost is accounted for over the required three-year service period using the accelerated multi-tranche method in accordance with the following spread rates: 61% in the first year of the option, 28% in the second year and 11% in the third year.

In 2007, Vivendi Games employees received stock options which cliff vest at the end of a three-year vesting period. The stock-based compensation expense related to these stock options is recognized on a straight-line basis over the vesting period. These options are denominated in euros.

Restricted Share Units (RSUs) (settled in equity)

Restricted share units were awarded to non-U.S. resident executives and employees of Vivendi Games in 2006 and 2007 upon the achievement of certain operating objectives as set forth in Vivendi's annual budget, and RSUs so awarded cliff vested at the end of a two-year vesting period. As the shares issued upon settlement of the RSUs are ordinary shares of the same class as Vivendi outstanding shares, employee shareholders are entitled to dividend and voting rights relating to their shares upon vesting. Recipients are restricted from selling the shares issued upon settlement of the RSUs until after a four-year period from the date of grant. These RSUs are denominated in euros.

Compensation cost recognized is based upon the value of the equity instrument received by the employees which is equal to the difference between the fair value of the shares to be received upon settlement of the RSUs as of the grant date and the discounted value of the dividends expected to be distributed by Vivendi over the two-year vesting period. Compensation cost relating to RSUs is recognized on a straight-line basis over the two-year vesting period.

(ii) Awards granted to U.S. resident executives and employees (settled in cash)

In 2006, in connection with the delisting of Vivendi shares from the New York Stock Exchange, equity awards were granted to Vivendi Games' U.S. resident executives and employees, with economic characteristics similar to those granted to non-U.S. employees as described above. However, these equity instruments are exclusively cash-settled instruments with the following characteristics:

- When the equity awards grant entitlement to the appreciation of the value of Vivendi shares, they are known as "stock appreciation rights" ("SARs"), which are the economic equivalent of stock options;

- When the equity awards grant entitlement to the value of Vivendi shares, they are known as "restricted stock units" ("RSUs"), which are the economic equivalent of restricted shares;

- Vivendi has converted the former American Depositary Shares ("ADS") stock option awards for its U.S. resident employees into SARs awards; and

- SARs and RSUs are denominated in U.S. dollars.

Stock Appreciation Rights (SARs) awards

Employees granted SARs will receive, upon exercise of the SARs, a cash payment based on the Vivendi share price, equal to the difference between the Vivendi share price upon exercise of the SARs and their strike price as set at the grant date. Similar to stock options awarded before January 1, 2007, SARs vest annually in one-third tranches on the grant date's anniversary. Two-thirds of those vested SARs become exercisable at the beginning of the third anniversary of the grant date and the remaining one-third becomes exercisable at the beginning of the fourth anniversary of the grant date. The compensation cost of the SARs granted before 2007 is recorded over the vesting period but not on a straight-line basis, as the SARs vest in one-third tranches over three years. The expense is accounted for over the required service period using the accelerated multi-tranche method in accordance with the following spread rates: 61% in the first year of the plan, 28% in the second year, and 11% in the third year.

In 2007, Vivendi Games employees received SARs which cliff vest at the end of a three-year vesting period. Therefore, the compensation cost of these SARs is recognized on a straight-line basis over the vesting period.

The fair value of these awards is re-measured at the end of each quarter end until the date on which the SARs are exercised, and the expense is adjusted pro rata following each re-measurement to vested SARs as of the relevant reporting date.

Restricted Stock Unit (RSUs)

RSUs were awarded to U.S. resident executives and employees in 2006 and 2007 upon the achievement of certain operating objectives as set forth in Vivendi's annual budget, and then the RSUs so awarded will cliff vested at the end of a two-year vesting period. The participant will be entitled to receive a cash payment equal to the then-current value of the RSUs two years after vesting. The value of the RSUs will be based on the value of Vivendi shares at the time the cash payment is made, plus the value of dividends paid on Vivendi shares during the two year period after vesting (converted into local currency based on prevailing exchange rates).

Compensation cost in respect of the RSU awards is recognized on a straight-line basis over the two-year vesting period. The value of the awards is re-measured at the end of each quarter end until the date of settlement of the awards, and the compensation cost adjusted accordingly, pro rata to RSUs vested as of the relevant reporting date.

Method and Assumptions on Valuation of Vivendi Corporate Plans

Vivendi Games estimated the fair value of stock-based awards granted using a binomial option-pricing model. For purposes of determining the expected term and in the absence of historical data relating to stock options exercises, Vivendi Games applied a simplified approach: the expected term of equity-settled instruments granted was presumed to be the mid-point between the vesting date and the end of the contractual term. For cash-settled instruments, the expected term applied was equal to:

- for awards that are exercisable, one-half of the residual contractual term of the instrument at the reporting date; and

- for awards that are not yet exercisable, the average of the residual vesting period and the residual contractual term of the instrument at the reporting date.

For stock-based awards in Vivendi stock, the computed volatility corresponds to the average of Vivendi's three-year historical volatility and its implied volatility, which is determined with Vivendi put and call options traded on the Marché des Options Négociables de Paris with a maturity of six months or more.

Equity-settled awards are denominated in euros. The dollar amounts included in the table below are only indicative of the original euro amounts converted into U.S. dollars as of December 31, 2009, using the year-end balance sheet exchange rate. As such, amounts set forth in U.S. dollars will fluctuate with future changes in exchange rates.

The following instruments are denominated in euros:

	Stock Option Plans		Restricted Share Units Plan
Grant date	April 23	April 13	April 23
Grant year	2007	2006	2007
Data at grant date:			
Options strike price	€30.79	€28.54	n/a
Maturity (in years)	10	10	2
Expected term (in years)	6.5	6	2
Number of options initially granted	181,260	205,600	15,121
Share price at grant date	€31.75	€28.14	€31.75
Expected volatility	20%	26%	n/a
Risk-free interest rate	4.17%	3.99%	n/a
Expected dividend yield	3.94%	3.80%	3.94%
Performance conditions achievement rate	n/a	n/a	100%
Fair value of the granted options	€5.64	€5.38	€29.30
Fair value of the plan (in millions of euros)	**€1.0**	**€1.1**	**€0.4**
(in U.S. dollars except where noted)			
Options strike price	$44.28	$41.05	n/a
Share price at grant date	$45.66	$40.47	$45.66
Fair value of the granted options	$8.11	$7.74	$42.14
Fair value of the plan (in millions of U.S. dollars)	**$1.5**	**$1.6**	**$0.6**

The following instruments are denominated in U.S. dollars:

	RSUs				SARs		
Grant date	April 23	December 12	September 22	April 13	April 23	September 23	April 13
Grant year	2007	2006	2006	2006	2007	2006	2006
Strike price	n/a	n/a	n/a	n/a	$41.34	$34.58	$34.58
Maturity at the origin (in years)	2	0	2	2	10	10	10
Number of instruments initially granted	38,248	33,105	2,000	34,224	458,740	24,000	410,400
Data at the valuation date (December 31, 2009):							
Expected term at closing date (in years)	0.0	0.0	0.0	0.0	3.8	3.3	3.1
Share market price	$30.09	$30.09	$30.09	$30.09	$30.09	$30.09	$30.09
Expected volatility	n/a	n/a	n/a	n/a	27%	27%	27%
Risk-free interest rate	n/a	n/a	n/a	n/a	1.94%	1.75%	1.64%
Expected dividend yield	6.70%	6.70%	6.70%	6.70%	6.70%	6.70%	6.70%
Performance condition achievement rate	100%	n/a	100%	100%	n/a	n/a	n/a
Fair value of the granted instruments	$30.09	$30.09	$30.09	$30.09	$1.41	$2.23	$2.16
Fair value of the plan as of December 31, 2009 (in millions of U.S. dollars)	**$1.2**	**$1.0**	**$0.1**	**$1.0**	**$0.7**	**$0.1**	**$0.9**

Equity-settled instruments

Equity-settled awards are denominated in euros and the U.S. dollar amounts included in the table below are only indicative of the original euro amounts converted as of December 31, 2009, using the balance sheet exchange rate. As such, amounts set forth in U.S. dollars will fluctuate with future changes in exchange rates. Expense amounts disclosed are converted at average exchange rates during the years presented, as appropriate.

	Stock Options Plans				Restricted Share Plans	
	Number of Stock Options Outstanding	Weighted Average Strike Price of Stock Options Outstanding	Weighted Average Strike Price of Stock Options Outstanding	Weighted Average Remaining Contractual Life	Number of Restricted Shares Outstanding	Weighted Average Remaining Period before Issuing Shares
		(in euros)	(in U.S. dollars)	(in years)		(in years)
Balance as of December 31, 2008	**798,617**	**€27.2**	**$39.2**		**14,154**	
Forfeited	(86,496)	46.9	67.4		—	
Vested	—	—	—		(14,154)	
Cancelled	(1,920)	30.8	44.3		—	
Balance as of December 31, 2009	**710,201**	**€24.8**	**$35.7**	**5.5**	**—**	**—**
Exercisable as of December 31, 2009	**542,441**	**€23.0**	**$33.0**		**—**	
Vested and expected to vest as of December 31, 2009	**542,441**	**€23.0**	**$33.0**		**—**	

At December 31, 2009, based on end of period exchange rates, there is unamortized compensation expense of less than a million which will be expensed over the next year.

Cash-settled Instruments

Cash-settled instruments are denominated in U.S. dollars. The following is a summary of cash-settled awards (including ADS awards, which were converted into cash-settled awards during 2006):

	SARs (including Ex-ADS converted into SAR—May 2006)				RSUs	
	Number of SARs (ex ADS) Outstanding	Weighted Average Strike Price of SARs (ex ADS) Outstanding	Total Intrinsic Value	Weighted Average Remaining Contractual Life	Number of Restricted Stocks Units Outstanding	Weighted Average Remaining Period before Vesting
			(in millions of U.S. dollars)	(in years)		(in years)
Balance as of December 31, 2008	**2,311,396**	**$35.2**			**95,835**	
Exercised(a)	(12,666)	23.7			(1,770)	
Forfeited	(358,828)	46.9			—	
Cancelled	—	—			(8,985)	
Balance as of December 31, 2009	**1,939,902**	**$33.1**	**$3.4**	**5.5**	**85,080**	**—**
Exercisable as of December 31, 2009	**1,585,542**	**$31.3**	**$3.4**		**—**	
Vested and expected to vest as of December 31, 2009	**1,585,542**	**$31.3**	**$3.4**		**85,080**	

(a) The weighted average share price for SARs exercised during the year ended December 31, 2009 was $30.15. Cash paid in 2009, 2008, and 2007 to settle awards exercised was less than a million, $2 million, and $9 million, respectively.

As of December 31, 2009, there was unamortized compensation expense of less than a million, which will be expensed over the next year.

20. Capital Transactions

Repurchase Program

On November 5, 2008, we announced that our Board of Directors authorized a stock repurchase program under which we were able to repurchase up to $1 billion of our common stock. On July 31, 2009, our Board of Directors authorized an increase of $250 million to the stock repurchase program bringing the total authorization to $1.25 billion.

Through December 31, 2009, we repurchased 114 million shares of our common stock for $1,235 million under the program. In addition, we had agreed to repurchase 1.3 million shares of our common stock at an average price per share of $11.32 for a value of $15 million that had not yet settled at December 31, 2009. This completed our initial $1.25 billion stock repurchase program.

On February 10, 2010, we announced that our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1 billion of our common stock on terms and conditions to be determined by the Company until the earlier of December 31, 2010 or a determination by the Board of Directors to discontinue the repurchase program.

21. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) at December 31, 2009 and 2008 were as follows (amounts in millions):

	At December 31,	
	2009	2008
Foreign currency translation adjustment	$(22)	$(41)
Unrealized appreciation (depreciation) on investments, net of deferred income taxes of $(2) for both December 31, 2009 and 2008	(2)	(2)
Accumulated other comprehensive income (loss)	$(24)	$(43)

Income taxes were not provided for foreign currency translation items as these are considered indefinite investments in non-U.S. subsidiaries.

22. Supplemental Cash Flow Information

Supplemental cash flow information is as follows (amounts in millions):

	For the years ended December 31,		
	2009	2008	2007
Supplemental cash flow information:			
Cash paid for income taxes	$257	$151	$22
Cash paid for interest	5	2	(1)

23. Related Party Transactions

Treasury

Our foreign currency risk policy seeks to reduce risks arising from foreign currency fluctuations. We use derivative financial instruments, primarily currency forward contracts and swaps, with Vivendi as our principal counterparty. The gross notional amount of outstanding foreign exchange swaps was $120 million at December 31, 2009. The notional amounts of outstanding forward foreign exchange contracts and foreign exchange swaps were $126 million and $118 million, respectively, at December 31, 2008. A pre-tax net unrealized loss of $2 million and gain of $3 million for the years ended December 31,

2009 and 2008, respectively, resulted from the foreign exchange contracts and swaps with Vivendi and were recognized in the consolidated statements of operations.

To mitigate our risk from foreign currency fluctuations we enter into currency derivatives contracts, principally currency forwards and swaps, with Vivendi, generally with maturities of twelve months or less. We expect to continue to use economic hedge programs in the future and may use, in addition to currency forwards and swaps, other financial derivative instruments such as currency options to reduce foreign exchange risks if it is determined that such hedging activities are appropriate. We do not hold or purchase any derivatives contracts for trading or speculative purposes. The following procedures are designed to prohibit speculative transactions:

- Vivendi is the counterparty for foreign currency transactions within Activision Blizzard, unless regulatory, operational, or other considerations require otherwise; and

- All foreign currency hedging transactions are backed, in amount and by maturity, by an identified underlying economic exposure.

Prior to the Business Combination, Vivendi maintained a centralized cash management pool from which Vivendi Games borrowed and loaned cash on a daily basis. Net cash transfers, under the cash pooling agreement, were included in owner's equity as part of net transfers to Vivendi. Vivendi charged Vivendi Games interest on the cumulative net cash transfers and such charges are included in investment income (loss), net in the accompanying consolidated statements of operations. Net interest earned from Vivendi for the year ended December 31, 2008 was $4 million. Net interest expense for the year ended December 31, 2007 was $3 million.

In addition, in accordance with the terms of the Business Combination Agreement, in 2008 Vivendi Games settled its payable to Vivendi S.A. and distributed its excess cash on-hand as defined in the Business Combination Agreement immediately prior to the close of the transaction, resulting in cash payments of $79 million to settle its payable and $79 million to distribute its excess cash to Vivendi.

Others

Activision Blizzard has entered into various transactions and agreements, including cash management services, investor agreement, credit facilities arrangement and music royalty agreements with Vivendi and its subsidiaries and affiliates. None of these services, transactions and agreements with Vivendi and its subsidiaries and affiliates is material either individually or in the aggregate to the consolidated financial statements as a whole.

For the years ended December 31, 2008 and 2007, royalty expenses related to properties licensed from Universal Entertainment of approximately $2 million and $1 million, respectively were recognized. Royalties are included in the accompanying consolidated statements of operations as cost of sales—software royalties and amortization. Royalty amounts due to Universal Entertainment are not material.

24. Recently Issued Accounting Standards

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs), which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity. Additionally, this amendment requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The adoption of this FASB amendment does not have material impact on our consolidated financial statements.

In October 2009, the FASB issued an update to *Revenue Recognition—Multiple-Deliverable Revenue Arrangements*. This update establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This update provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this update also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor's multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this update are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. We are currently evaluating the impact, if any, of this new accounting update on our consolidated financial statements.

In October 2009, the FASB issued an update to *Software—Certain Revenue Arrangements That Include Software Elements*. This update changes the accounting model for revenue arrangements that include both tangible products and software elements that are "essential to the functionality," and excludes these products from the scope of current software revenue guidance. The new guidance will include factors to help companies determine which software elements are considered "essential to the functionality." The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple- deliverables. The amendments in this update are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010 although early application is permitted. We are currently evaluating the impact, if any, of this new accounting update on our consolidated financial statements.

In January 2010, the FASB issued an update to *Fair Value Measurements and Disclosures*. This update provides amendments to ASC Subtopic 820-10 requiring new disclosures regarding (1) transfers in and out of Levels 1 and 2, in which the Company should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) the reconciliation for fair value measurements using significant unobservable inputs (Level 3), in which the Company should present separately information about purchases, sales, issuances, and settlements (on a gross basis rather than as one net number). In addition the update provides clarification of existing disclosures regarding the level of disaggregation and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchase, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We are currently evaluating the impact, if any, of this new accounting update on our consolidated financial statements.

25. Subsequent events

On February 10, 2010 Activision Blizzard's Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. Also, on February 10, 2010, our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1 billion of our common stock (see Note 20 of the notes to consolidated financial statements for further details regarding the repurchase program).

26. Quarterly Financial and Market Information (Unaudited)

Note—As the historical financial statements prior to July 10, 2008 are those of Vivendi Games, the financial information of the businesses operated by Activision, Inc. prior to the Business Combination are included from the date of the Business Combination (i.e. from July 10, 2008 onwards), but not for prior periods.

	For the quarters ended			
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
	(Amounts in millions, except per share data)			
Net revenues	$1,557	$703	$1,038	$981
Cost of sales	1,012	339	472	484
Operating (loss) income	(432)	9	218	179
Net (loss) income	(286)	15	195	189
Basic (loss) earnings per share	(0.23)	0.01	0.15	0.14
Diluted (loss) earnings per share	(0.23)	0.01	0.15	0.14

	For the quarters ended			
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
	(Amounts in millions, except per share data)			
Net revenues	$1,639	$711	$352	$324
Cost of sales	1,211	416	106	106
Operating (loss) income	(148)	(194)	44	65
Net (loss) income	(72)	(108)	29	44
Basic (loss) earnings per share	(0.05)	(0.08)	0.05	0.07
Diluted (loss) earnings per share	(0.05)	(0.08)	0.05	0.07

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the NASDAQ National Market under the symbol "ATVI."

The following table sets forth, for the periods indicated, the high and low reported sale prices for our common stock. At February 22, 2010, there were 1,853 holders of record of our common stock. For periods prior to July 9, 2008, the reported prices are for shares of Activision, Inc. before completion of the Business Combination. In addition, in July 2008, the Board of Directors approved a two-for-one split of our outstanding common stock and the prices set forth below have been restated as if the split had occurred as of the earliest period presented.

	High	Low
2008		
First Quarter ended March 31, 2008	$14.88	$12.56
Second Quarter ended June 30, 2008	18.65	13.46
Third Quarter ended September 30, 2008	19.28	14.04
Fourth Quarter ended December 31, 2008	15.39	8.28
2009		
First Quarter ended March 31, 2009	$10.99	$8.14
Second Quarter ended June 30, 2009	13.14	9.85
Third Quarter ended September 30, 2009	13.00	10.79
Fourth Quarter ended December 31, 2009	12.96	10.25

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Activision Blizzard Inc. under the Exchange Act or the Securities Act of 1933, as amended.

The graph below matches the cumulative 69-month total return of holders of Activision, Inc.'s common stock with the cumulative total returns of the NASDAQ Composite index and the RDG Technology Composite index. The graph assumes that the value of the investment in our common stock and in each of the indexes (including reinvestment of dividends) was $100 on March 31, 2004 and tracks it through December 31, 2009.

For periods prior to July 9, 2008, the share price information for Activision Blizzard is for Activision, Inc. before completion of the Business Combination. In connection with the Business Combination, Activision, Inc. changed its fiscal year end from March 31 to December 31.

COMPARISON OF 6 YEAR CUMULATIVE TOTAL RETURN*
Among Activision Blizzard, Inc., The NASDAQ Composite Index
And The RDG Technology Composite Index


$350
$300
$250
$200
$150
$100
$50
$0
3/04
3/05
3/06
3/07
3/08
12/08
12/09
Activision Blizzard, Inc.
NASDAQ Composite
RDG Technology Composite

* 100 invested on 3/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	3/04	3/05	3/06	3/07	3/08	12/08	12/09
Activision Blizzard, Inc.	**100.00**	**124.74**	**154.97**	**212.84**	**306.90**	**194.18**	**249.70**
NASDAQ Composite	**100.00**	**102.04**	**118.97**	**126.37**	**116.84**	**80.73**	**116.61**
RDG Technology Composite	**100.00**	**96.69**	**114.09**	**118.05**	**113.80**	**76.05**	**122.68**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Cash Dividends

On February 10, 2010 Activision Blizzard's Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. Although we expect dividends to be an annual occurrence, future dividends will depend upon our earnings, financial condition, cash requirements, future prospects, and other factors deemed relevant by our Board of Directors. We did not pay cash dividends in 2008 or 2009.

Upon completion of the Business Combination on July 9, 2008, Vivendi Games returned $79 million of capital to Vivendi and distributed its excess cash on-hand, as defined in the Business Combination Agreement, of $79 million to Vivendi.

Return of capital to Vivendi related to settlement of pre-Business Combination taxes

Prior to the Business Combination, Vivendi Games' income taxes are presented in the financial statements as if Vivendi Games were a stand-alone taxpayer even though Vivendi Games' operating results are included in the consolidated federal, certain foreign, and state and local income tax returns of Vivendi or Vivendi's subsidiaries. Based on the subsequent filing of these tax returns by Vivendi or Vivendi's subsidiaries, we determined that the amount paid by Vivendi Games was greater than the actual amount due (and settled) based upon filing of these returns. This difference between the amount paid and the actual amount due (and settled) represents a return of capital to Vivendi, which was required in accordance with the terms of the Business Combination agreement immediately prior to the close of the Business Combination.

Stock Splits

In July 2008, the Board of Directors approved a two-for-one split of our outstanding common stock effected in the form of a stock dividend ("the split"). The split was paid September 5, 2008 to shareholders of record as of August 25, 2008. The par value of our common stock was maintained at the pre-split amount of $.000001 per share. The Consolidated Financial Statements and Notes thereto, including all share and per share data, have been restated as if the split had occurred as of the earliest period presented.

Issuer Repurchase of Equity Securities (amounts in millions, except number of shares and per share data)

The following table provides the number of shares repurchased and average price paid per share during each quarter for the year ended December 31, 2009, and the approximate dollar value of shares that may yet be purchased under our $1.25 billion stock repurchase program as of December 31, 2009.

Period	Total number of shares repurchased(1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plan (in millions)
January 1, 2009—March 31, 2009	31,877,760	$9.82	31,877,760	$561
April 1, 2009—June 30, 2009	19,371,247	11.85	19,371,247	332
July 1, 2009—September 30, 2009	24,585,978	11.85	24,585,978	290
October 1, 2009—October 31, 2009	—	—	—	—
November 1, 2009—November 30, 2009	4,400,900	11.43	4,400,900	240
December 1, 2009—December 31, 2009	20,483,348	10.98	20,483,348	15
Total	100,719,233	$11.01	100,719,233	

(1) All purchases were made pursuant to a stock repurchase program, announced on November 5, 2008, authorized by our Board of Directors pursuant to which we were originally authorized to repurchase up to $1 billion of our common stock. On July 31, 2009, our Board of Directors authorized an increase of $250 million to the stock repurchase program bringing the total authorization to $1.25 billion.

In addition to the repurchases in the above table, we had agreed to repurchase approximately 1.3 million shares of our common stock at an average price per share of $11.32 for a value of $15 million that had not yet settled at December 31, 2009. This completed the $1.25 billion stock repurchase program.

On February 10, 2010, we announced that our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1 billion of our common stock on terms and conditions to be determined by the Company until the earlier of December 31, 2010 or a determination by the Board of Directors to discontinue the repurchase program.

EXPLANATORY NOTE

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. ("Vivendi"), VGAC LLC, a wholly- owned subsidiary of Vivendi, and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. ("Activision Blizzard"). For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard, Inc. prior to July 10, 2008 are those of Vivendi Games, Inc.

CAUTIONARY STATEMENT

This Annual Report contains, or incorporates by reference, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and include, but are not limited to: (1) projections of revenues, expenses, income or loss, earnings or loss per share, cash flow or other financial items; (2) statements of our plans and objectives, including those relating to product releases; (3) statements of future economic performance; and (4) statements of assumptions underlying such statements. We generally use words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "future," "intend," "may," "outlook," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "to be," "upcoming," "will," and other similar expressions to help identify forward-looking statements. Forward-looking statements are subject to business and economic risk, reflect management's current expectations, estimates and projections about our business, and are inherently uncertain and difficult to predict. Our actual results could differ materially. The forward-looking statements contained herein speak only at the date on which our Form 10-K for the year ended December 31, 2009 was first filed. Risks and uncertainties that may affect our future results include, but are not limited to, sales levels of Activision Blizzard's titles, shifts in consumer spending trends, the impact of the current macroeconomic environment, the seasonal and cyclical nature of the interactive game market, any further difficulties related to World of Warcraft in China, Activision Blizzard's ability to predict consumer preferences among competing hardware platforms, declines in software pricing, product returns and price protection, product delays, retail acceptance of Activision Blizzard's products, competition from the used game market, adoption rate and availability of new hardware (including peripherals) and related software, industry competition and competition from other forms of entertainment, rapid changes in technology, industry standards and consumer preferences including interest in specific genres such as music, first-person action and massively multiplayer online games, protection of proprietary rights, litigation against Activision Blizzard, maintenance of relationships with key personnel, customers, licensees, licensors, vendors, and third-party developers, including the ability to attract, retain and develop key personnel and developers which can create high quality "hit" titles, counterparty risks relating to customers, licensees, licensors and manufacturers, domestic and international economic, financial and political conditions and policies, foreign exchange rates and tax rates, integration of recent acquisitions and the identification of suitable future acquisition opportunities, and the other factors identified in risk factors section of our Annual Report on Form 10-K for the year ended December 31, 2009. The forward-looking statements contained herein are based upon information available to us as of the date of the Annual Report on Form 10-K and we assume no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and may cause actual results to differ materially from current expectations.

Activision Blizzard's names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or trade names of Activision Blizzard.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
For the Years Ended December 31, 2009 and 2008
GAAP to Non-GAAP Reconciliations
Segment Information - Comparable Basis Net Revenues (Amounts in millions)

Year ended December 31, 2009	Activision (i)	Blizzard (ii)	Distribution (iii)	Core (iv)	Segments / Consolidated Total
Segment net revenues	$ 3,156	$ 1,196	$ 423	$ 4,775	$ 4,775
Reconciliation to GAAP consolidated net revenues					
- Net effect from deferral of net revenues					(497)
- Other (v)					1
Consolidated net revenues (GAAP)					$ 4,279
Non-GAAP Comparable Basis Segment Net Revenues	**$ 3,156**	**$ 1,196**	**$ 423**	**$ 4,775**	

Year ended December 31, 2008	Activision (i)	Blizzard (ii)	Distribution (iii)	Core (iv)	Segments / Consolidated Total
Segment net revenues (VG Jan 1-Dec 31, Activision July 10-Dec 31)	$ 2,152	$ 1,343	$ 227	$ 3,722	$ 3,722
Reconciliation to GAAP consolidated net revenues					
- Net effect from deferral of net revenues					(713)
- Other (v)					17
Consolidated net revenues (GAAP)					$ 3,026
Comparable Presentation Adjustments:					
Including Activision, Inc. prior period from July 1 to July 9, 2008					
Segment net revenues	35	-	18	53	
Including Activision, Inc. prior periods for the six months ended June 30, 2008					
Segment net revenues	1,092	-	165	1,257	
Non-GAAP Comparable Basis Segment Net Revenues	**$ 3,279**	**$ 1,343**	**$ 410**	**$ 5,032**	
- Change in Comparable Basis -- Year Ended December 31, 2009 vs. 2008				**-5%**	

(i) Activision Publishing ("Activision") -- publishes interactive entertainment software and peripherals, which includes the Activision business conducted by Activision, Inc. prior to the business combination and certain studios, assets, and titles previously included in Vivendi Games' "Sierra Entertainment" operating segment prior to the business combination.

(ii) Blizzard -- Blizzard Entertainment, Inc. and its subsidiaries ("Blizzard") publishes traditional games and online subscription-based games in the MMORPG category.

(iii) Activision Blizzard Distribution ("Distribution") -- distributes interactive entertainment software and hardware products.

(iv) Activision, Blizzard and Distribution are referred to collectively as Activision Blizzard Inc.'s core operations ("Core").

(v) Other represents Non-Core activities, which are handled by certain functional departments of our Activision segment and are insignificant to Activision Blizzard's financial condition and results of operations. Prior to July 1, 2009, we operated a fourth operating segment, Non-Core, which represented legacy Vivendi Games' divisions or business units that the company had exited, divested, or wound down as part of our restructuring and integration efforts as a result of the Business Combination. As of July 1, 2009, in light of the decreasing significance of Non-Core activities, we ceased the management of Non-Core as a separate operating segment and consequently we are no longer providing separate operating segment disclosure with respect to Non-Core and have reclassified our prior period's segment presentation so that it conforms to the current period's presentation.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
For the Years Ended December 31, 2009 and 2008
GAAP to Non-GAAP Reconciliations
Segment Information - Comparable Basis Segment Operating Income (Loss) (Amounts in millions)

Year ended December 31, 2009	Activision (i)	Blizzard (ii)	Distribution (iii)	Core (iv)	Segments / Consolidated Total
Segment operating income (loss)	$ 663	$ 555	$ 16	$ 1,234	$ 1,234
Reconciliation to GAAP consolidated operating income (loss)					
- Net effect from deferral of net revenues and related cost of sales					(383)
- Stock-based compensation expense					(154)
- Restructuring expenses					(23)
- Amortization of intangible assets and purchase price accounting related adjustments					(259)
- Impairment of intangible assets					(409)
- Integration and transaction costs					(24)
- Other (v)					(8)
Consolidated operating income (loss) (GAAP)					$ (26)
Non-GAAP Comparable Basis Segment Operating Income (Loss)	**$ 663**	**$ 555**	**$ 16**	**$ 1,234**	

Year ended December 31, 2008	Activision (i)	Blizzard (ii)	Distribution (iii)	Core (iv)	Segments / Consolidated Total
Segment operating income (loss) (VG Jan. 1-Dec 31, Activision July 10-Dec 31)	$ 307	$ 704	$ 22	$ 1,033	$ 1,033
Reconciliation to GAAP consolidated operating income (loss)					
- Net effect from deferral of net revenues and related cost of sales					(496)
- Stock-based compensation expense					(90)
- Restructuring expenses					(93)
- Amortization of intangible assets and purchase price accounting related adjustments					(292)
- Integration and transaction costs					(29)
- Other (v)					(266)
Consolidated operating income (loss) (GAAP)					$ (233)
Including Activision, Inc. prior period from July 1 to July 9, 2008					
Segment operating income (loss)	(10)	-	1	(9)	$ (9)
Reconciliation to consolidated operating income (loss)					
- Stock-based compensation expense					(3)
- Integration and transaction costs					(38)
Consolidated operating income (loss)					$ (50)
Including Activision, Inc. prior periods for the six months ended June 30, 2008					
Segment operating income (loss)	172	-	4	176	$ 176
Reconciliation to consolidated operating income (loss)					
- Stock-based compensation expense					(29)
- Integration and transaction costs					(12)
Consolidated operating income (loss)					$ 135
Non-GAAP Comparable Basis Segment Operating Income (Loss)	**$ 469**	**$ 704**	**$ 27**	**$ 1,200**	
- Change in Comparable Basis -- Year Ended December 31, 2009 vs. 2008				**3%**	

(i) Activision Publishing ("Activision") -- publishes interactive entertainment software and peripherals, which includes the Activision business conducted by Activision, Inc. prior to the business combination and certain studios, assets, and titles previously included in Vivendi Games' "Sierra Entertainment" operating segment prior to the business combination.

(ii) Blizzard -- Blizzard Entertainment, Inc. and its subsidiaries ("Blizzard") publishes traditional games and online subscription-based games in the MMORPG category.

(iii) Activision Blizzard Distribution ("Distribution") -- distributes interactive entertainment software and hardware products.

(iv) Activision, Blizzard and Distribution are referred to collectively as Activision Blizzard Inc.'s core operations ("Core").

(v) Other represents Non-Core activities, which are handled by certain functional departments of our Activision segment and are insignificant to Activision Blizzard's financial condition and results of operations. Prior to July 1, 2009, we operated a fourth operating segment, Non-Core, which represented legacy Vivendi Games' ("VG") divisions or business units that the company had exited, divested, or wound down as part of our restructuring and integration efforts as a result of the Business Combination. As of July 1, 2009, in light of the decreasing significance of Non-Core activities, we ceased the management of Non-Core as a separate operating segment and consequently we are no longer providing separate operating segment disclosure with respect to Non-Core and have reclassified our prior period's segment presentation so that it conforms to the current period's presentation.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP MEASURES
(Amounts in millions, except earnings (loss) per share data)

Year ended December 31, 2009		Net Revenues	Cost of Sales - Product Costs	Cost of Sales - Software Royalties and Amort.	Cost of Sales - Intellectual Property Licenses	Cost of Sales - MMORPG	Product Development	Sales and Marketing	General and Administrative	Impairment of Intangible Assets	Restructuring	Total Costs and Expenses
GAAP Measurement		$ 4,279	$ 1,432	$ 348	$ 315	$ 212	$ 627	$ 544	$ 395	$ 409	$ 23	$ 4,305
Less: Net effect from deferral in net revenues and related cost of sales	(a)	497	115	(4)	(2)	-	-	5	-	-	-	114
Less: Stock-based compensation (including purch. price accounting related adj.)	(b)	-	-	(34)	-	-	(40)	(9)	(71)	-	-	(154)
Less: Results of Activision Blizzard's non-core exit operations	(f)	(1)	-	-	-	-	4	(3)	(10)	-	-	(9)
Less: Costs related to the Business Combination, integration and restructuring	(c)	-	-	-	-	-	-	-	(24)	-	(23)	(47)
Less: Amortization of intangible assets and purch. price accounting related adj.	(d)	-	(5)	(66)	(186)	-	-	-	(2)	-	-	(259)
Less: Impairment of intangible assets	(e)	-	-	-	-	-	-	-	-	(409)	-	(409)
Non-GAAP Measurement		$ 4,775	$ 1,542	$ 244	$ 127	$ 212	$ 591	$ 537	$ 288	$ -	$ -	$ 3,541

Year ended December 31, 2009		Operating Income (Loss)	Net Income	Basic Earnings per Share	Diluted Earnings per Share
GAAP Measurement		$ (26)	$ 113	$ 0.09	$ 0.09
Less: Net effect from deferral in net revenues and related cost of sales	(a)	383	279	0.22	0.21
Less: Stock-based compensation (including purch. price accounting related adj.)	(b)	154	96	0.07	0.07
Less: Results of Activision Blizzard's non-core exit operations	(f)	8	4	0.00	0.00
Less: Costs related to the Business Combination, integration and restructuring	(c)	47	28	0.02	0.02
Less: Amortization of intangible assets and purch. price accounting related adj.	(d)	259	141	0.11	0.11
Less: Impairment of intangible assets	(e)	409	249	0.19	0.19
Non-GAAP Measurement		$ 1,234	$ 910	$ 0.70	$ 0.69

(a) Reflects the net change in deferred net revenues and related cost of sales.
(b) Includes expense related to stock-based compensation.
(c) Reflects costs related to the Business Combination with Vivendi Games (including transaction costs, integration costs and restructuring activities). Restructuring activities includes severance costs, facility exit costs and balance sheet write down and exit costs from the cancellation of projects.
(d) Reflects amortization of intangible assets, and the change in the fair value of assets and liabilities from purchase price accounting related adjustments.
(e) Reflects impairment of intangible assets acquired as a result of purchase price accounting.
(f) Reflects the results of products and operations from the historical Vivendi Games businesses that the company has exited, divested or wound down.

The per share adjustments are presented as calculated, and the GAAP and non-GAAP earnings (loss) per share information is also presented as calculated. The sum of these measures, as presented, may differ due to the impact of rounding.

CORPORATE INFORMATION

OFFICERS

Robert A. Kotick
President and Chief Executive Officer, Activision Blizzard

Michael Griffith
Vice Chairman, Activision Blizzard and President and Chief Executive Officer, Activision Publishing

Thomas Tippl
Chief Operating Officer and Chief Financial Officer, Activision Blizzard

Mike Morhaime
President and Chief Executive Officer, Blizzard Entertainment

Brian Hodous
Chief Customer Officer, Activision Blizzard

George L. Rose
Chief Public Policy Officer, Activision Blizzard

Chris B. Walther
Chief Legal Officer, Activision Blizzard

Ann E. Weiser
Chief Human Resources Officer, Activision Blizzard

BOARD OF DIRECTORS

Philippe Capron
Chief Financial Officer, Vivendi

Robert J. Corti
Chairman, Avon Products Foundation

Frédéric Crépin
Senior Vice President, Head of Legal, Vivendi

Brian G. Kelly
Co-Chairman of the Board, Activision Blizzard

Robert A. Kotick
President and Chief Executive Officer, Activision Blizzard

Jean-Bernard Lévy
Chairman of the Management Board and Chief Executive Officer, Vivendi

Robert J. Morgado
Chairman, Maroley Media Group

Douglas Morris
Chairman and Chief Executive Officer, Universal Music Group

Stéphane Roussel
Executive Vice President, Human Resources, Vivendi

Richard Sarnoff
Co-Chairman, Bertelsmann

Régis Turrini
Senior Executive Vice President, Strategy and Development, Vivendi

TRANSFER AGENT

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, New York 10004
(800) 509-5586

AUDITOR

PricewaterhouseCoopers LLP
Los Angeles, California

BANK

US Bank
Los Angeles, California

CORPORATE HEADQUARTERS

Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

DOMESTIC OFFICES

Albany, New York
Austin, Texas
Carlsbad, California
Dallas, Texas
El Segundo, California
Eagan, Minnesota
Eden Prairie, Minnesota
Encino, California
Fayetteville, Arkansas
Fresno, California
Iowa City, Iowa
Irvine, California
Los Angeles, California
Middleton, Wisconsin
New York, New York
Novato, California
Portland, Maine
Santa Monica, California
Woodland Hills, California

INTERNATIONAL OFFICES

Amsterdam, The Netherlands
Birmingham, United Kingdom
Copenhagen, Denmark
Cork, Ireland
Dublin, Ireland
Leamington Spa, United Kingdom
Legnano, Italy
Madrid, Spain
Liverpool, United Kingdom
London, United Kingdom
Mississauga, Canada
Munich, Germany
Ontario, Canada
Oslo, Norway
Paris, France
Quebec City, Canada
Schiphol, The Netherlands
Seoul, South Korea
Shanghai, China
Stockholm, Sweden
Stockley Park, United Kingdom
Sydney, Australia
Taipei, Region of Taiwan
Vancouver, Canada
Velizy, France
Venlo, The Netherlands

WORLD WIDE WEB SITE

www.activisionblizzard.com

E-MAIL

IR@activision.com

ANNUAL MEETING

June 3, 2010, 9:00 am Pacific Time
Equity Office
3200 Ocean Park Boulevard
Santa Monica, California 90405

ANNUAL REPORT ON FORM 10-K

Activision Blizzard's Annual Report on Form 10-K for the calendar year ended December 31, 2009 is available to shareholders without charge upon request from our corporate offices.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


ACTIVISION
BLIZZARD

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TELEPHONE: (310) 255-2000
FAX: (310) 255-2100
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